As filed with the Securities and Exchange Commission on January 21, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

COUNCIL OF EUROPE

DEVELOPMENT BANK

(Name of Registrant)

55, avenue Kléber

F-75116 Paris, France

(Address of Registrant)

Name and address of authorized representative in the United States

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, Delaware 19711

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Krystian Czerniecki	Andrew A. Bernstein
Sullivan & Cromwell LLP 24, rue Jean Goujon 75008 Paris France	Cleary Gottlieb Steen and Hamilton LLP 12, rue de Tilsitt 75008 Paris France

Approximate date of commencement of proposed sale to public:

As soon as practicable after the effective date of this registration statement.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (*)	Proposed maximum aggregate offering price (*)	Amount of registration fee
Debt securities	$1,000,000,000	100%	$1,000,000,000	$71,300

*	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The CEB may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JANUARY 21, 2010.

COUNCIL OF EUROPE

DEVELOPMENT BANK

$1,000,000,000

% NOTES DUE 20

The CEB will pay interest on the notes on                      and                      of each year. Interest will accrue on the notes from and including                     , 20    , and the first interest payment date will be                     , 20    . The CEB may not redeem the notes prior to their maturity on                     , 20    . There is no sinking fund for these notes.

The CEB intends to apply for the notes to be admitted to the official list of and to trading on the regulated market of the Luxembourg Stock Exchange.

PRICE             % AND ACCRUED INTEREST

	Price to Public (1)		Underwriting Discounts And Commissions (2)		Proceeds to CEB (1) (3)
Per Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 20 .
(2)	The Bank has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)	Before deducting expenses payable by the Bank estimated at $ .

Neither the Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange nor any foreign governmental agencies has approved or disapproved of these securities or determined whether this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The Underwriter below expects to deliver the notes to purchasers in book-entry form only through The Depository Trust Company on                     , 2010.

The date of this prospectus is                     , 2010

(i)

This prospectus includes particulars given in compliance with the rules governing admission of securities to the official list of and to trading on the regulated market of the Luxembourg Stock Exchange for the purpose of giving information with regard to the CEB. This prospectus does not constitute a “prospectus” within the meaning of the Luxembourg law of July 10, 2005 on securities prospectuses. The CEB accepts full responsibility for the accuracy of the information contained in this prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Dexia Banque Internationale à Luxembourg, 69, route d’Esch, L-2953 Luxembourg.

This prospectus is intended to be published on the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

(ii)

ADDITIONAL INFORMATION

The Council of Europe Development Bank (“CEB” or the “Bank”) has filed with the Securities and Exchange Commission (the “Commission”) a registration statement (which term shall include any amendments thereto) under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

PROSPECTUS SUMMARY

The Council of Europe Development Bank

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe countries pursuant to a Partial Agreement between those countries (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement, as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness, including the Notes offered hereby. Currently, 40 European states are members of the Bank (the “Member States”).

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to include providing aid to victims of natural or ecological disasters and other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing, employment in small and medium-sized enterprises (“SMEs”), improving living conditions in urban and rural areas, protection of the environment, preservation of historic and cultural heritage, and infrastructure intended for administrative and judicial public services.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has granted more than €28 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. The Bank generally does not lend more than 50% of the cost of a project. As of June 30, 2009, the CEB had the equivalent of €12.0 billion of loans outstanding.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of June 30, 2009, the Bank had total outstanding funded debt (long-term debt securities) of €16.8 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €3.3 billion as of June 30, 2009 of which €369.7 million had been paid in. The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Summary of the Offering

Issuer	Council of Europe Development Bank

Securities Offered	$ principal amount of % Notes due 20 .

Maturity Date	, 20

Interest Payment Dates	and of each year, commencing , 20

Interest Rate	% per annum

Redemption	The Notes are not subject to redemption prior to maturity.

Listing	The CEB intends to apply for the Notes to be admitted to the official list of and to trading on the regulated market of the Luxembourg Stock Exchange.

Form, Registration and Settlement	The Notes will be represented by the Global Note registered in the name of Cede & Co. as nominee for DTC. The Global Note will be deposited with a custodian for DTC. Except as described in this prospectus, beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Note through DTC, if they are participants in DTC, or indirectly through organizations that are participants in DTC. Owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of definitive Notes. Initial settlement for the Notes will be made in immediately available funds in dollars. See “Global Clearance and Settlement”.

Withholding Tax, No Additional Amounts	The CEB has been advised that under current United States tax law payments of principal of and interest on the Notes may generally be made by the CEB without withholding or deduction for United States withholding taxes. The CEB will not pay additional amounts to holders of Notes who are individuals in respect of any withholding tax. For further details, see “Taxation” and “Description of Notes—No Payments of Additional Amounts” in this prospectus.

Key Figures

The summary financial data below should be read in conjunction with the financial statements of the CEB and notes thereto included elsewhere in this prospectus. The summary financial data as of and for the four (4) years ended December 31, 2008 are derived from the audited financial statements of the CEB. Summary financial information as of and for the six month periods ended June 30 are derived from the Bank’s unaudited interim financial statements.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”) from January 1, 2005. As a result, selected financial information from earlier periods has not been included because it is not fully comparable.

	Year ended December 31,				Six months ended June 30,
	2005	2006	2007	2008	2008	2009
					unaudited	unaudited
	(In thousands of euros, except ratios)
Selected Profit and Loss Account Data

Interest receivable and similar income	414,143	556,921	762,972	896,848	428,245	257,093
Interest expenses and similar charges	(300,026)	(441,517)	(645,796)	(778,866)	(367,035)	(189,251)
Interest margin	114,117	115,404	117,176	117,982	61,210	67,842
Net gains or losses on financial instruments at fair value through profit or loss[1]	1,576	1,989	5,509	9,815	3,774	(337)
Net gains or losses on available-for-sale financial assets	143	104	675	(626)	64	111
Net commissions[2]	28	24	(498)	(914)	(411)	(718)

Net banking income	115,864	117,521	122,862	126,257	64,637	66,898

General operating expenses[2]	(25,630)	(27,841)	(27,984)	(27,898)	(13,178)	(14,526)
Net depreciation charges of fixed assets	(1,695)	(1,591)	(1,605)	(1,623)	(779)	(843)

Operating profit before risk cost	88,539	88,089	93,273	96,736	50,680	51,529

Risk cost	-	-	-	(909)	-	3

Profit	88,539	88,089	93,273	95,827	50,680	51,532

	As of December 31,				As of June 30,
	2005	2006	2007	2008	2009
					unaudited
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	65	47	185,983	194,275	193,556
Financial assets at fair value through profit or loss[1]	384,778	158,217	182,180	289,582	283,489
Hedging derivatives	868,587	815,775	1,003,008	1,693,822	1,221,224
Available-for-sale financial assets	1,168,179	2,049,204	2,262,071	2,628,227	3,223,136
Loans to credit institutions and to customers[3]	11,713,728	12,101,562	12,114,377	12,601,277	12,017,642
Advances to credit institutions and customers[4]	1,734,690	1,151,572	746,850	1,979,204	2,751,807
Financial assets held to maturity	1,750,402	1,901,241	1,969,611	1,975,983	1,916,128
Other assets	54,415	54,852	44,865	40,670	37,133

Total assets	17,674,844	18,232,470	18,508,945	21,403,040	21,644,115

	As of December 31,				As of June 30,
	2005	2006	2007	2008	2009
					unaudited
	(In thousands of euros, except ratios)
Liabilities
Financial liabilities at fair value through profit or loss[1]	1,278,289	2,039,517	2,761,104	2,515,544	2,209,257
Debt securities	13,724,837	13,620,468	13,263,780	16,171,014	16,840,134
Other liabilities[5]	978,486	799,690	658,376	931,753	751,013

Total liabilities	15,981,612	16,459,675	16,683,260	19,618,311	19,800,404

Total members’ equity	1,693,232	1,772,795	1,825,685	1,784,729	1,843,711

Selected Operating Data
Loans outstanding at period end[6]	11,482,755	11,965,249	12,007,330	12,423,248	11,868,220
Loans disbursed during the period	1,558,535	1,640,206	1,589,709	1,505,372	606,846

Selected Ratios[7]
Operating ratio[8]	23.6%	25%	24.1%	23.4%	23.0%
Capital adequacy ratio	17.0%	14.9%	13.5%	20.4%	17.0%
Risk asset coverage ratio	21.8%	19.1%	18.3%	33.1%	34.9%
Indebtedness ratio	3.11	3.24	3.20	3.66	3.72
Portfolio ratio	0.99	1.06	1.08	1.45	1.71
Strengthened liquidity ratio	75.8%	108.4%	95.1%	103.7%	79.5%

[1]

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded on the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the profit and loss account under the line item “Net gains or losses on financial instruments at fair value through profit or loss”.

[2]

As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Net commissions” have been restated for the six months ended June 30, 2008 and the year ended December 31, 2008 on a basis consistent with the new presentation. Figures for prior periods have not been restated.

[3]

Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Bank does not intend to sell immediately or in the short term.

[4]

Advances to credit institutions and to customers consist of amounts in correspondent accounts and in money-market instruments. The CEB’s correspondent accounts consist of accounts with other banks, except central banks, that allow it to receive or to make payments or to handle other financial transactions related to its operations.

[5]	Includes hedging derivatives, amounts owed to credit institutions and to customers, amounts in the Selective Trust Account, provisions and other liabilities.
[6]	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loans depreciation. The amount of loans depreciation is immaterial as of June 30, 2009 and December 31, 2008.
[7]

These ratios are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other international financial institutions and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to European Union Directives. See “Risk Management—Prudential Framework” for a description of these ratios and their use by CEB.

[8]

The “Operating ratio” equals general expenses (including net depreciation charges of fixed assets) divided by net banking income. Consistent with information provided in footnote 2 above, this ratio has also been restated at the end of 2008.

USE OF PROCEEDS

The net proceeds from the sale of the Notes offered hereby will be used in the general operations of the CEB, including disbursements of loans heretofore or hereafter granted by the CEB. The Bank can make no representation as to the particular projects for which, or borrowers to which, such loans will be made or as to the Member States in which such projects will be located.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 euro being equal to 1.4134 U.S. dollars, which was the euro/USD reference rate as published by the European Central Bank (the “ECB”) on June 30, 2009.

As used herein, the terms “euros” and the euro sign (€) refer to euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the euro/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On January 20, 2010, the reference rate for the euro was $1.4132.

	High	Low	Period Average[1]	Period End
2010
January[2]	1.4563	1.4132	1.4382	1.4132
2009
December	1.5120	1.4276	1.4614	1.4406
November	1.5083	1.4658	1.4915	1.5023
October	1.5020	1.4537	1.4816	1.4800
September	1.4783	1.4220	1.4562	1.4643
August	1.4410	1.4072	1.4268	1.4272
July	1.4269	1.3897	1.4088	1.4138
2008	1.5990	1.2460	1.4708	1.3917
2007	1.4874	1.2893	1.3705	1.4721
2006	1.3331	1.1826	1.2556	1.3170
2005	1.3507	1.1667	1.2441	1.1797

[1]	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
[2]	Through January 20, 2010.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness, including the Notes offered hereby. Currently, 40 European states are members of the Bank (the “Member States”).

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to include providing aid to victims of natural or ecological disasters and other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing, employment in small and medium-sized enterprises (“SMEs”), improving living conditions in urban and rural areas, protection of the environment, preservation of historic and cultural heritage, and infrastructure intended for administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has granted more than €28 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. The Bank generally does not lend more than 50% of the cost of a project. As of June 30, 2009, the CEB had the equivalent of €12.0 billion of loans outstanding.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of June 30, 2009, the Bank had total outstanding funded debt (long-term debt securities) of €16.8 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €3.3 billion as of June 30, 2009, of which €369.7 million had been paid in. The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital. See “Capital Structure” and “Financial Review”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe. The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans. See “Description of Notes—Governing Law, Jurisdiction and Consent to Service” for a description of the limited waiver by CEB of its sovereign immunity with respect to its obligations under the Notes.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 40 in 2007 as a result of new Members States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK

Member State	Year of Accession	Member State	Year of Accession
Albania	1999	Lithuania	1996
Belgium	1956	Luxembourg	1956
Bosnia and Herzegovina	2003	Malta	1973
Bulgaria	1994	Moldova	1998
Croatia	1997	Montenegro*	2007
Cyprus	1962	Netherlands	1978
Czech Republic	1999	Norway	1978
Denmark	1978	Poland	1998
Estonia	1998	Portugal	1976
Finland	1991	Romania	1996
France	1956	San Marino	1989
Georgia	2007	Serbia*	2004
Germany	1956	Slovak Republic	1998
Greece	1956	Slovenia	1994
Holy See	1973	Spain	1978
Hungary	1998	Sweden	1977
Iceland	1956	Switzerland	1974
Ireland	2004	“The former Yugoslav Republic of
Italy	1956	Macedonia”	1997
Latvia	1998	Turkey	1956
Liechtenstein	1976

*	In 2004, Serbia and Montenegro became a Member State of the Bank. Montenegro declared its independence from Serbia in 2006 and became a Member State in its own right in 2007.

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members.

Only two member states of the European Union — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the “Committee of Ministers of the Council of Europe”.

The CEB was established pursuant to a Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers of the Council of Europe. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations. The Notes offered hereby are not the obligation of, or otherwise guaranteed by, the Council of Europe.

The CEB and Other International Institutions

Cooperation with the European Union

The European Union (“EU”) constitutes a natural partner for the CEB, since most of the CEB’s Member States benefit from EU policies as members of the EU, accession candidates or neighboring countries. The Bank has become a partner to three Memoranda of Understanding between the EU and certain international financial institutions targeting, in particular, countries in Eastern Europe. It has also signed a joint statement on cooperation with the European Investment Bank (“EIB”). The Bank’s new development plan for 2010-2014 (the “New Development Plan”), which was adopted in November 2009, calls for strengthened collaboration with the EU.

Cooperation with other international institutions

The CEB has also signed bilateral cooperation agreements with the European Bank for Reconstruction and Development, the World Bank and the Nordic Investment Bank, as well as with three UN specialized agencies that are active in its Member States: the United Nations High Commissioner for Refugees, the United Nations Children’s Fund and the United Nations Development Programme. These agreements are intended to favor the implementation of closer cooperation with these institutions.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion in Europe. These objectives are organized along “sectoral lines of action”, which are currently (i) “strengthening social integration”, which includes, among other things, social housing, aid to refugees and the creation and preservation of viable jobs, in particular in SMEs; (ii) “managing the environment”, which includes, among other things, environmental protection and assistance in case of natural disasters; and (iii) “developing human capital”, which includes initiatives in the sectors of health, education and vocational training. In 2009, the Bank decided to expand the “developing human capital” sectoral line to include development of infrastructure relating to administrative and judicial public services. This sectoral line will subsequently be renamed “Supporting public infrastructure with a social vocation”. For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing financial assistance in the form of loans.

Loans granted by the CEB, which constitute the vast majority of the CEB’s activity, can take one of the following forms: (i) loans to Member States of the Bank; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; and (iii) loans granted to any legal person approved by a Member State when the Administrative Council is satisfied that the loan requested is covered by adequate guarantees. Such loans may, under certain conditions, benefit from interest rate subsidies from an account known as the Selective Trust Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s activity.

General project financing guidelines

General guidelines for CEB’s project financing activity are set out in the development plan for 2005–2009. Within the limits of the Bank’s current capabilities, the New Development Plan sets forth similar orientations for the Bank’s activity for 2010-2014, as well as, among other objectives, a 15% increase in lending compared to the 2005-2009 period and increased financing of infrastructure projects with a social vocation.

The general guidelines contained in the development plans are translated into and set forth in CEB’s Overall Policy Framework for Loan and Project Financing (the “Policy”), which has been amended and restated with the adoption of the New Development Plan. According to the Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing may represent up to 50% of the total eligible cost of the project. This share may be higher for projects relating to natural or ecological disasters or benefiting refugee populations, migrants and displaced persons. The CEB’s loan share may also be higher for projects implemented in the

Bank’s “Target Group countries” in Central and South-Eastern Europe, including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey. The Bank aims to devote approximately 50% of its loan disbursements to the Target Group countries. The New Development Plan calls for increased lending in favor of Target Group countries so that they represent up to 60% of total outstanding loans by 2014.

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are not eligible for CEB financing.

Where applicable, projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive donations from the Selective Trust Account (“STA”). The STA is a special account set up in 1995 to provide interest rate subsidies and to grant donations in eligible countries for projects that comply with the Bank’s objectives. Such projects must have a high social value. The STA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Approvals for interest rate subsidies and donations from the STA are granted on a case-by-case basis by the Administrative Council. The STA is aimed at priority target groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable target groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities. For more information regarding the STA see Note I (“Selective Trust Account (STA)”) to the Bank’s audited financial statements.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a project presentation report concerning the technical and financial aspects of the project. The report describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s report and Council of Europe’s opinion are then examined by the Administrative Council that evaluates and approves each loan application according to eligibility criteria defined in the Policy. For loans that do not exceed €30 million and that do not benefit from an interest rate subsidy, the Executive Committee of the Administrative Council evaluates and approves the loan application. In addition, the Bank may attempt to reduce project processing costs by offering certain borrowers more flexibility in the conception and implementation of projects. The use of such “conditional financing instruments” requires that the CEB must have previously financed similar projects with the borrower in the country and sector concerned, and that these projects must have produced results deemed satisfactory by the Bank.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation by the CEB’s independent Ex-Post Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Monitoring Report that examines the results of the monitoring missions carried out in the course of the previous year, analyzes the project monitoring and completion reports provided by each borrower and makes proposals for improving project management. This Annual Monitoring Report is presented to the CEB’s Administrative Council. The Secretariat of the Partial Agreement also prepares an annual report on each project’s social impact. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Ex-Post Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other international financial institutions, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Strategic Review

In June 2007, the CEB launched a strategic review led by a Committee of Eminent Persons. The primary objective of the review was to make further improvements to the CEB’s overall functioning, governance and performance. The Committee of Eminent Persons completed its report in October 2008. The report made recommendations regarding the Bank’s mandate, governance, operational performance, relationship with the Council of Europe, financial framework, and co-operation with other international organizations. The CEB is currently reviewing these recommendations and considering possible implementation measures.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of June 30, 2009, and its capitalization and indebtedness as of June 30, 2009 as adjusted for the receipt of the net proceeds of the Offering. It does not otherwise give effect to any transaction since that date. Since June 30, 2009, there has been no material change in the capitalization of CEB, except for the issuance of AUD 750 million (approximately €460 million) 5.75% Notes due 2014 issued under the Bank’s Australian MTN Programme in September 2009, October 2009 and in January 2010 (with settlement of the third tranche to occur after the date hereof), the issuance of AUD 400 million (approximately €250 million) 5.625% Notes due 2015 issued under the Bank’s Australian MTN Programme in November 2009, the issuance of HKD 750 million (approximately €65 million) 2.28% Notes due 2014 issued under the Bank’s Euro MTN Programme in December 2009 and the issuance of GBP 400 million (approximately €440 million) 2.5% Notes due 2013 issued under the Bank’s Euro MTN Programme in December 2009 and January 2010.

	As of June 30, 2009	As adjusted for the Offering[1]
	unaudited
	(in thousands of euros)

Short-term Debt[2]	1,762,501	1,762,501

Long-term Debt[3]	14,004,802	14,693,982

Members’ Equity
Capital[4]
Subscribed	3,303,450	3,303,450
Uncalled	(2,933,712)	(2,933,712)

Called	369,738	369,738
General Reserve[5]	1,585,587	1,585,587
Unrealized or deferred gains or losses	(163,146)	(163,146)
Profit	51,532	51,532

Total Members’ Equity	1,843,711	1,843,711

Total Capitalization[6]	15,848,513	16,537,693

[1]	As adjusted for this Offering, the Indebtedness Ratio of the Bank on a pro forma basis is 3.87 as of June 30, 2009.

[2]

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

[3]

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

[4]	See “Capital Structure—Subscribed, Called and Uncalled Capital”.

[5]	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.

[6]	Total capitalization consists of long-term debt and total members’ equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the population and gross domestic product of the applicant country to those of all Members States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.04%. Subscribed capital not paid in remains subject to capital calls by the Governing Board.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had five capital increases since 1956, the latest occurring in 1999 and becoming effective in 2001. In conjunction with the adoption of the New Development Plan, the Bank has started a process of reflection on a possible capital increase.

Current capital allocation by Member State is presented in the table below:

CAPITAL ALLOCATION

Members	Subscribed capital	Called capital	Uncalled capital	Percentage (%) of Subscribed capital
	(in thousands of euros)
Germany	549,692	60,692	489,000	16.640
France	549,692	60,692	489,000	16.640
Italy	549,692	60,692	489,000	16.640
Spain	358,504	39,582	318,922	10.852
Turkey	233,077	25,733	207,344	7.056
Netherlands	119,338	13,177	106,161	3.613
Belgium	98,634	10,888	87,746	2.986
Greece	98,634	10,888	87,746	2.986
Portugal	83,538	9,223	74,315	2.529
Sweden	83,538	9,223	74,315	2.529
Poland	76,988	8,500	68,488	2.331
Switzerland	53,824	10,595	43,229	1.629
Denmark	53,823	5,944	47,879	1.629
Norway	41,889	4,625	37,264	1.268

Members	Subscribed capital	Called capital	Uncalled capital	Percentage (%) of Subscribed capital
	(in thousands of euros)
Finland	41,889	4,625	37,264	1.268
Bulgaria	37,491	4,139	33,352	1.135
Romania	35,963	3,970	31,993	1.089
Ireland	28,998	3,201	25,797	0.878
Hungary	26,884	2,968	23,916	0.814
Czech Republic	25,833	2,852	22,981	0.782
Luxembourg	20,849	2,302	18,547	0.631
Serbia	15,511	1,712	13,799	0.470
Croatia	12,831	1,417	11,414	0.388
Cyprus	11,934	1,317	10,617	0.361
Slovak Republic	11,380	1,257	10,123	0.344
Albania	8,034	887	7,147	0.243
Latvia	7,688	848	6,840	0.233
Estonia	7,637	843	6,794	0.231
“the former Yugoslav Republic of Macedonia”	7,637	843	6,794	0.231
Lithuania	7,556	834	6,722	0.229
Slovenia	7,380	815	6,565	0.223
Iceland	6,089	672	5,417	0.184
Malta	6,089	672	5,417	0.184
Georgia[1]	5,928	654	5,274	0.179
Bosnia and Herzegovina	5,816	642	5,174	0.176
Montenegro[2]	3,952	436	3,516	0.120
Moldova	3,294	364	2,930	0.100
San Marino	2,921	443	2,478	0.088
Liechtenstein	2,921	547	2,374	0.088
Holy See	82	24	58	0.002

Total	3,303,450	369,738	2,933,712	100.00

[1]	At June 30, 2009, €163,500 and €434,250 still had to be paid in for capital and reserves, respectively, corresponding to the last installment (out of four).

[2]	At June 30, 2009, €218,000 and €650,500 still had to be paid in for capital and reserves, respectively, corresponding to the last two installments (out of four).

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing, vocational training, territorial development, employment and infrastructure improvement. Today, the CEB’s projects and loans activity is structured around three “sectoral lines of action” each consisting of sectors of action as follows:

•	“Strengthening social integration”, which includes:
•	aid to refugees, migrants and displaced persons;
•	social housing for low income persons;
•	creation and preservation of viable jobs (particularly through financing of SMEs);
•	improving living conditions in urban and rural areas; and
•	infrastructure intended for administrative and judicial public services;

•	“Managing the environment”, which includes:
•	natural or ecological disasters;
•	protection of the environment; and
•	protection and rehabilitation of historic and cultural heritage;

•	“Developing human capital”, which includes:
•	health; and
•	education and vocational training.

In organizing its diverse project and loan activity around sectoral lines of action, the Bank aims to present its activities in a clear manner and to demonstrate its commitment in favor of sustainable social development.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, the Bank’s geographical reach expanded to Southern Europe, in particular to Spain, Portugal, and Yugoslavia. The end of the Cold War prompted increased lending to Central and Eastern Europe. Today, the Bank’s resources are focused, although not exclusively, on Central and Southeastern Europe including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey, which are referred to as the Bank’s “Target Group countries”.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

CEB PROJECT AMOUNTS APPROVED BY SECTORAL LINE OF ACTION

	Years ended December 31,				Six months ended June 30,
	2007		2008		2009
	(In thousands of euros, except percentages)
Sectoral line of action	Amounts	%	Amounts	%	Amounts	%

Strengthening social integration	1,276,950	52.9	1,226,062	65.9	802,810	48.0
Managing the environment	810,273	33.6	322,592	17.3	213,100	12.8
Developing human capital	326,500	13.5	312,146	16.8	655,240	39.2

Total Projects Approved	2,413,723	100.0	1,860,800	100.0	1,671,150	100.0

CEB PROJECT AMOUNTS APPROVED BY COUNTRY OF BORROWER(1)

	Years ended December 31,				Six months ended June 30,
	2007		2008		2009
	(In thousands of euros, except percentages)
Country	Amounts	%	Amounts	%	Amounts	%

Albania	16,000	0.7	10,000	0.6	40,000	2.4
Bosnia and Herzegovina	60,000	2.5	50,000	2.7	-	-
Bulgaria	-	-	30,000	1.6	-	-
Croatia	-	-	50,000	2.7	-	-
Cyprus	122,523	5.1	-	-	-	-
Czech Republic	45,000	1.9	-	-	50,000	3.0
Denmark	100,000	4.1	-	-	-	-
Estonia	-	-	35,000	1.9	-	-
Finland	175,000	7.2	-	-	100,000	6.0
France	350,000	14.5	100,000	5.4	100,000	6.0
Germany	246,000(2)	10.2	15,400(4)	0.8	408,500(5)	24.4
Hungary	180,000	7.5	259,000	13.9	95,000	5.7
Iceland	174,000	7.2	50,000	2.7	-	-
Ireland	-	-	110,000	5.9	100,000	6.0
Italy	152,000(3)	6.3	200,000(4)	10.7	-	-
Latvia	-	-	100,000	5.4	50,000	3.0
Lithuania	10,000	0.4	-	-	130,000	7.8
Malta	-	-	-	-	-	-
Moldova	-	-	14,000	0.8	-	-
Norway	-	-	-	-	-	-
Poland	279,700	11.6	395,400	21.2	152,200	9.1
Portugal	-	-	265,000	14.2	50,000	3.0
Romania	-	-	-	-	-	-
Serbia	50,000	2.1	-	-	-	-
Slovak Republic	-	-	-	-	-	-
Slovenia	20,000	0.8	30,000	1.6	50,000	3.0
Spain	95,000	3.9	15,000	7.3	50,000	3.0
Sweden	109,000	4.5	-	-	100,000(4)	6.0
“the former Yugoslav Republic of Macedonia”	12,500	0.5	12,000	0.6	25,350	1.5
Turkey	217,000	9.0	-	-	170,100	10.2

Total Projects Approved	2,413,723	100.0	1,860,800	100.0	1,671,150	100.00

(1)

Information presented regarding amounts approved reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(2)	Includes €146 million for projects approved in favor of the Target Group countries.
(3)	Includes €32 million for projects approved in favor of the Target Group countries.
(4)	For projects approved in favor of the Target Group countries.
(5)	Includes €28.5 million for projects approved in favor of the Target Group countries.

CEB PROJECT AMOUNTS DISBURSED BY SECTORAL LINE OF ACTION

	Years ended December 31,				Six months ended June 30,
	2007		2008		2009
	(In thousands of euros, except percentages)
Sectoral line of action	Amounts	%	Amounts	%	Amounts	%

Strengthening social integration	883,809	55.6	984,565	65.4	219,499	36.1
Managing the environment	352,977	22.2	254,303	16.9	272,326	44.9
Developing human capital	352,923	22.2	266,504	17.7	115,021	19.0

Total Amounts Disbursed	1,589,709	100.0	1,505,372	100.0	606,846	100.0

Total loans outstanding	12,007,330		12,423,248		11,868,220

CEB PROJECT AMOUNTS DISBURSED BY COUNTRY(1) OF BORROWER

	Years ended December 31,					Six months ended June 30,
	2007			2008		2009
	(In thousands of euros, except percentages)
Country	Amounts		%	Amounts	%	Amounts	%

Albania	8,400		0.5	15,409	1.0	7,738	1.3
Belgium	-		-	-	-	-	-
Bosnia and Herzegovina	26,854		1.7	68,542	4.6	1,584	0.3
Bulgaria	3,788		0.2	2,140	0.2	-	-
Croatia	19,050		1.2	38,300	2.6	50,520	8.3
Cyprus	41,700		2.6	64,000	4.3	60,150	9.9
Czech Republic	7,000		0.4	15,000	1.0	-	-
Denmark	100,000		6.3	-	-	-	-
Estonia	-		-	-	-	-	-
Finland	92,500		5.8	137,500	9.1	-	-
France	275,000		17.3	125,000	8.3	-	-
Germany	149,630	(2)	9.4	75,000(4)	5.0	30,000	4.9
Greece	52,718		3.3	-	-	-	-
Hungary	95,000		6.0	161,600	10.7	108,087	17.8
Iceland	102,009		6.4	25,777	1.7	36,928	6.1
Ireland	-		-	19,770	1.3	-	-
Italy	75,000	(3)	4.8	116,000(5)	7.7	1,100	0.2
Latvia	61,500		3.9	50,000	3.3	25,000	4.1
Lithuania	11,448		0.7	-	-	-	-
Malta	-		-	-	-	-	-
Moldova	1,000		0.1	3,203	0.2	1,960	0.3
Norway	65,000		4.1			-	-
Poland	51,880		3.3	90,252	6.0	121,989	20.1

	Years ended December 31,				Six months ended June 30,
	2007		2008		2009
	(In thousands of euros, except percentages)
Country	Amounts	%	Amounts	%	Amounts	%

Portugal	-	-	50,000	3.3	25,000	4.1
Romania	74,719	4.7	119,170	7.9	65,770	10.8
Serbia	7,961	0.5	25,222	1.7	-	-
Slovak Republic	-	-	-	-	-	-
Slovenia	9,130	0.6	35,000	2.3	10,000	1.6
Spain	122,500	7.7	88,700	5.9	27,332	4.5
Sweden	51,054	3.2	100,000(6)	6.6	-	-
“the former Yugoslav Republic of Macedonia”	-	-	5,730	0.4	5,000	0.8
Turkey	84,868	5.3	74,057	4.9	28,688	4.7

Total Amounts Disbursed	1,589,709	100.0	1,505,372	100.0	606,846	100.0

(1)

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(2)	Includes €91.3 million for projects approved in favor of the Target Group countries.
(3)	For projects approved in favor of the Target Group countries.
(4)	For projects approved in favor of the Target Group countries.
(5)	For projects approved in favor of the Target Group countries.
(6)	For projects approved in favor of the Target Group countries.

Sectoral Lines of Action

Strengthening Social Integration

The sectoral line of action “strengthening social integration” is composed of five sectors of action:

•

Aid to refugees, migrants and displaced persons.  Projects in this sector consist of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•

Housing for low-income persons.  Activities in this sector include providing adequate housing for low-income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences.

•

Creation and preservation of viable jobs.  This sector aims to create and preserve jobs by facilitating access to credit for micro, small and medium-sized enterprises, as well as for entities exercising a craft activity or family businesses.

•

Improvement of living conditions in urban and rural areas.  Projects in this sector include improvement of neighborhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects located in regions characterized by low-population density and activities in sectors such as agriculture, forestry, aquaculture and fishing.

•

Infrastructure intended for administrative and judicial public services.  Following the Third Council of Europe Summit (Warsaw, May 2005), the CEB introduced this new sector of action in 2006. It focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to improvement of the organization and functioning of the Member States’ administrative and judicial public services

•

The table below presents projects approved and loans disbursed along each sector of action in the “strengthening social integration” sectoral line for each of the last two years. Percentages are of total funds approved or disbursed for all projects across all sectoral lines in a year, unless otherwise indicated.

STRENGTHENING SOCIAL INTEGRATION — PROJECTS APPROVED AND AMOUNTS DISBURSED BY SECTOR

	Years ended December 31,				Six months ended June 30,
Sector	2007		2008		2009
	(In thousands of euros, except percentages)
Projects Approved	Amounts	%	Amounts	%	Amounts	%
Aid to refugees, migrants and displaced populations	-	-	-	-	-	-
Housing for low-income persons	661,500	27.4	76,020	4.1	385,350	23.1
Creation and preservation of viable jobs	401,000	16.6	900,920	48.4	110,000	6.6
Improvement of living conditions in urban and rural areas	154,450	6.4	244,972	13.2	299,460	17.9
Infrastructure intended for administrative and judicial public services	60,000	2.5	4,150	0.2	8,000	0.5

Total Projects Approved	1,276,950	52.9	1,226,062	65.9	802,810	48.0

Amounts Disbursed	Amounts	%	Amounts	%	Amounts	%
Aid to refugees, migrants and displaced populations	81,621	5.1	2,050	0.1	320	0.1
Housing for low-income persons	434,090	27.3	163,596	10.9	37,944	6.3
Creation and preservation of viable jobs	253,625	16.0	651,034	43.2	113,229	18.7
Improvement of living conditions in urban and rural areas	85,586	5.4	138,121	9.2	66,507	11.0
Infrastructure intended for administrative and judicial public services	28,887	1.8	29,764	2.0	1,500	0.2

Total Amounts Disbursed	883,809	55.6	984,565	65.4	219,499	36.1

Amounts disbursed in favor of Target Group countries[1]	215,382	24.4[2]	468,491	47.6[2]	187,500	85.8	[2]

[1]

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

[1]	Percentages are of total amount disbursed in Target Group countries in a year for all projects in this sectoral line.

Managing the Environment

The sectoral line of action “managing the environment” is composed of three sectors of action:

•

Natural or ecological disasters.  Projects in this sector consist in the reconstruction or rehabilitation of destroyed or damaged public structures and, more precisely, basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to assist in providing national and local authorities assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters in particular floods, fires, avalanches, earthquakes and landslides.

•

Protection of the environment.  Projects in this sector involve reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•

Protection and rehabilitation of historic and cultural heritage.  Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by UNESCO or by the applicable Member State of the Bank.

The table below presents projects approved and loans disbursed in each sector of action along the “managing the environment” sectoral line for each of the last two years. Percentages are of total funds approved or disbursed for all projects across all sectoral lines in a year, unless otherwise indicated.

MANAGING THE ENVIRONMENT — PROJECTS APPROVED AND AMOUNTS DISBURSED BY SECTOR

	Years ended December 31,				Six months ended June 30,
Sector	2007		2008		2009
	(In thousands of euros, except percentages)
Projects Approved	Amounts	%	Amounts	%	Amounts	%
Natural or ecological disasters	26,000	1.1	34,000	1.8	-	-
Protection of the environment	765,523	31.7	276,804	14.9	210,100	12.6
Protection and rehabilitation of historic and cultural heritage	18,750	0.8	11,788	0.6	3,000	0.2

Total Projects Approved	810,273	33.6	322,592	17.3	213,100	12.8

Amounts Disbursed
Natural or ecological disasters	49,948	3.1	81,840	5.4	17,970	3.0
Protection of the environment	290,137	18.3	152,760	10.2	246,384	40.6
Protection and rehabilitation of historic and cultural heritage	12,892	0.8	19,703	1.3	7,971	1.3

Total Amounts Disbursed	352,977	22.2	254,303	16.9	272,326	44.9

Amounts disbursed in favor of Target Group Countries[1]	223,316	63.3[2]	199,131	78.3[2]	222,897	81.8[2]

[1]

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

[2]	Percentages are of total amount disbursed in Target Group countries in a year for all projects in this sectoral line.

Developing Human Capital

The sectoral line of action “developing human capital” is currently composed of two sectors of action:

•

Health.  Financing of projects in the health sector involve the construction, renovation and modernization of health infrastructure such as hospitals, neighborhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities), university hospitals or centers specializing in healthcare for the elderly and the disabled.

•

Education and vocational training.  Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors. Financing of vocational training is particularly focused on SMEs.

In 2009, the Bank decided to expand the “developing human capital” sectoral line to include infrastructure relating to administrative and judicial public services. This sectoral line will subsequently be renamed “Supporting public infrastructure with a social vocation”.

The table below presents projects approved and loans disbursed along each sector of action in the “developing human capital” sectoral line for each of the last two years. Percentages are of total funds approved or disbursed for all projects across all sectoral lines in a year, unless otherwise indicated.

DEVELOPING HUMAN CAPITAL — PROJECTS APPROVED AND AMOUNTS DISBURSED BY SECTOR

	Years ended December 31,				Six months ended June 30,
Sector	2007		2008		2009
	(In thousands of euros, except percentages)
Projects Approved	Amounts	%	Amounts	%	Amounts	%
Health	164,500	6.8	111,274	6.0	176,810	10.6
Education and vocational training	162,000	6.7	200,872	10.8	478,430	28.6

Total Projects Approved	326,500	13.5	312,146	16.8	655,240	39.2

Amounts Disbursed
Health	164,232	10.3	90,915	6.0	44,614	7.4
Education and vocational training	188,691	11.9	175,589	11.7	70,407	11.6

Total Amounts Disbursed	352,923	22.2	266,504	17.7	115,021	19.0

Amounts disbursed in favor of Target Group Countries[1]	65,600	18.6[2]	100,004	37.5[2]	76,089	65.6[2]

[1]

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

[2]	Percentages are of total amount disbursed in Target Group countries in a year for all projects in this sectoral line.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2008, 2007, 2006 and 2005 has been derived from the CEB’s financial statements for those periods, which were audited by PricewaterhouseCoopers Audit. The audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Summary financial information as of and for the six month periods ended June 30 are derived from the Bank’s unaudited interim financial statements.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”) from January 1, 2005. As a result, selected financial information from earlier periods has not been included because it is not fully comparable.

IFRS-EU differs in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the Bank’s audited financial statements and notes thereto and with the section entitled “Financial Review” in this prospectus.

	Year ended December 31,				Six months ended June 30,
	2005	2006	2007	2008	2008	2009
					unaudited	unaudited
	(In thousands of euros, except ratios)
Selected Profit and Loss Account Data

Interest receivable and similar income	414,143	556,921	762,972	896,848	428,245	257,093
Interest expenses and similar charges	(300,026)	(441,517)	(645,796)	(778,866)	(367,035)	(189,251)
Interest margin	114,117	115,404	117,176	117,982	61,210	67,842
Net gains or losses on financial instruments at fair value through profit or loss[1]	1,576	1,989	5,509	9,815	3,774	(337)
Net gains or losses on available-for-sale financial assets	143	104	675	(626)	64	111
Net commissions[2]	28	24	(498)	(914)	(411)	(718)

Net banking income	115,864	117,521	122,862	126,257	64,637	66,898

General operating expenses[2]	(25,630)	(27,841)	(27,984)	(27,898)	(13,178)	(14,526)
Net depreciation charges of fixed assets	(1,695)	(1,591)	(1,605)	(1,623)	(779)	(843)

Operating profit before risk cost	88,539	88,089	93,273	96,736	50,680	51,529

Risk cost		-	-	(909)		3

Profit	88,539	88,089	93,273	95,827	50,680	51,532

	As of December 31,				As of June 30,
	2005	2006	2007	2008	2009
					unaudited
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	65	47	185,983	194,275	193,556
Financial assets at fair value through profit or loss[1]	384,778	158,217	182,180	289,582	283,489
Hedging derivatives	868,587	815,775	1,003,008	1,693,822	1,221,224
Available-for-sale financial assets	1,168,179	2,049,204	2,262,071	2,628,227	3,223,136
Loans to credit institutions and to customers[3]	11,713,728	12,101,562	12,114,377	12,601,277	12,017,642
Advances to credit institutions and customers[4]	1,734,690	1,151,572	746,850	1,979,204	2,751,807
Financial assets held to maturity	1,750,402	1,901,241	1,969,611	1,975,983	1,916,128
Other assets	54,415	54,852	44,865	40,670	37,133

Total assets	17,674,844	18,232,470	18,508,945	21,403,040	21,644,115

Liabilities
Financial liabilities at fair value through profit or loss[1]	1,278,289	2,039,517	2,761,104	2,515,544	2,209,257
Debt securities	13,724,837	13,620,468	13,263,780	16,171,014	16,840,134
Other liabilities[5]	978,486	799,690	658,376	931,753	751,013

Total liabilities	15,981,612	16,459,675	16,683,260	19,618,311	19,800,404

Total members’ equity	1,693,232	1,772,795	1,825,685	1,784,729	1,843,711

Selected Operating Data
Loans outstanding at period end[6]	11,482,755	11,965,249	12,007,330	12,423,248	11,868,220
Loans disbursed during the period	1,558,535	1,640,206	1,589,709	1,505,372	606,846

Selected Ratios[7]
Operating ratio[8]	23.6%	25%	24.1%	23.4%	23.0%
Capital adequacy ratio	17.0%	14.9%	13.5%	20.4%	17.0%
Risk asset coverage ratio	21.8%	19.1%	18.3%	33.1%	34.9%
Indebtedness ratio	3.11	3.24	3.20	3.66	3.72
Portfolio ratio	0.99	1.06	1.08	1.45	1.71
Strengthened liquidity ratio	75.8%	108.1%	95.1%	103.7%	79.5%

[1]

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded on the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the profit and loss account under the line item “Net gains or losses on financial instruments at fair value through profit or loss”.

[2]

As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Net commissions” have been restated for the six months ended June 30, 2008 and the year ended December 31, 2008 on a basis consistent with the new presentation. Figures for prior periods have not been restated.

[3]

Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Bank does not intend to sell immediately or in the short term.

[4]

Advances to credit institutions and to customers consist of amounts in correspondent accounts and in money-market instruments. The CEB’s correspondent accounts consist of accounts with other banks, except central banks, that allow it to receive or to make payments or to handle other financial transactions related to its operations.

[5]	Includes hedging derivatives, amounts owed to credit institutions and to customers, amounts in the Selective Trust Account, provisions and other liabilities.
[6]	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loans depreciation. The amount of loans depreciation is immaterial as of June 30, 2009 and December 31, 2008.
[7]

These ratios are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other international financial institutions and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to European Union Directives. See “Risk Management—Prudential Framework” for a description of these ratios and their use by CEB.

[8]

The “Operating ratio” equals general expenses (including net depreciation charges of fixed assets) divided by net banking income. Consistent with information provided in footnote 2 above, this ratio has also been restated at the end of 2008.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto beginning on page F-2 and the unaudited interim financial information and notes thereto beginning on page F-46 of this prospectus.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and administrative costs. The CEB’s net banking income essentially derives from interest margin (see “—Results of Operations” below). When such a profit is earned, the Bank’s policy is to allocate substantially all towards general reserves, which may then be used to support increased lending activity.

The year 2008 and the first half of 2009 were marked by a global financial and economic crisis that started in 2007. The crisis initially observed in the banking sector accelerated in 2008 and spread to various other sectors of the financial industry. Serious disruptions in the global financial system led to deteriorating economic conditions, falling stock markets and volatile credit spreads. In 2008, and continuing in the first half of 2009, the Bank took steps to increase its liquidity reserves in response to deteriorating market conditions. Liquidity reserves consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers. The sum of these items grew by 50.3% from €3.2 billion at the end of 2007 to €4.8 billion at the end of 2008, and by 28.5% to €6.2 billion at June 30, 2009.

The amount of the Bank’s outstanding loans decreased by 4.6% during the six-month period ended June 30, 2009 to approximately €12.0 billion from approximately €12.6 billion at December 31, 2008. Outstanding debt used to support these operations increased 4.1% in the first six months of 2009 to €16.8 billion compared to €16.2 billion at December 31, 2008. The Bank’s profit for the first six months of 2009 grew 1.7% to €51.5 million compared to €50.7 million for the first six months of 2008.

In 2008, the Bank’s outstanding loans (including accrued interest and IFRS fair value adjustments) increased by 4.0% from €12.1 billion at December 31, 2007 to €12.6 billion at December 31, 2008. Outstanding debt used to support these operations increased by 21.9% in 2008 to €16.2 billion after having contracted by 2.6% in 2007 to €13.3 billion. Notwithstanding the recording of a risk cost charge for the first time in 2008 relating to an Icelandic counterparty (€0.9 million), the Bank’s profit in 2008 grew by 2.7% to €95.8 million after growing by 5.9% in 2007 to €93.3 million. General reserves (after allocation of the Bank’s profit) also grew by 6.4% in 2008 to €1.59 billion after growing by 6.5% in 2007 to €1.49 billion. However, members’ equity declined by 2.2%, to €1.78 billion, primarily as a result of the impact of unrealized losses on available-for-sale financial assets held by the Bank.

Results of Operations

Interest receivable

Interest receivable includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest receivable decreased by €171.2 million to €257.1 million for the six month period ended June 30, 2009 compared to €428.2 million for the same period in 2008, mainly as a result of the decrease in financial markets reference rates. Interest receivable increased by €133.8 million in 2008 to €896.8 million compared to €763.0 million in 2007 principally as a result of an increase in the volume of loans outstanding and the portfolio of available-for-sale assets, as well as an increase in interest rates.

Interest expense

Interest expense includes interest on outstanding debt securities, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €177.8 million to €189.3 million for the six month period ended June 30, 2009 compared to €367.0 million for the equivalent period in 2008, mainly as a result of the decrease in financial markets reference rates. Interest expense increased by €133.1 million in 2008 to €778.9 million compared to €645.8 million in 2007 principally as a result of an increase in interest rates and in outstanding debt securities.

Net interest margin

Net interest margin increased by €6.6 million to €67.8 million for the six month period ended June 30, 2009 compared to €61.2 million for the equivalent period in 2008. The increase resulted mainly from higher margins on new loans, differences in interest reset dates on assets and liabilities, and the fact that the Bank’s equity is invested mainly in fixed rate securities held to maturity, as to which interest income was not affected by the decline in market interest rates. It should be noted, however, that the variation in the net interest margin over the first six months of a calendar year is not necessarily representative of the evolution of the net interest margin at year end. Net interest margin increased slightly by €0.8 million (0.7%) from December 31, 2007 to December 31, 2008. This increase reflects comparable spreads between refinancing terms obtained by the CEB on the market and the terms under which loans were granted and liquidity invested.

Net gains or losses on financial instruments at fair value through profit or loss

The Bank recorded a net loss on financial instruments at fair value through profit and loss of €0.3 million for the six month period ended June 30, 2009 compared to a net gain of €3.8 million for the equivalent period in 2008, representing a difference of €4.1 million that was attributable to the market environment. Net gains on financial instruments at fair value through profit and loss increased by approximately €4.3 million to €9.8 million in 2008 compared to €5.5 million in 2007, mainly as a result of the impact of financial instruments valuation.

Net gains or losses on available-for-sale financial assets

In 2008, the Bank recorded a net loss of €0.6 million on available-for-sale securities. This loss resulted from the decision to dispose of a debt instrument before maturity issued by a banking counterparty. See “—Balance Sheet—Securities Portfolios” below.

General operating expenses

General operating expenses increased by €1.3 million to €14.5 million for the six month period ended June 30, 2009 compared to €13.2 million for the equivalent period in 2008. As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Net commissions” were restated for the six months ended June 30, 2008 and the year ended December 31, 2008 on a basis consistent with the new presentation. Figures for prior periods have not been restated.

The increase is mainly due to a rising number of staff members (144 permanent staff members at the end of June 2009 compared to 139 for the equivalent period in 2008) as well as technical pro rata effects (e.g., the variable elements of remuneration were incurred in the 1st semester of 2009 whereas in 2008 they were incurred in the 2nd semester).

The operating ratio (general expenses divided by net banking income) increased to 23.0% for the six month period ended June 30, 2009, compared to 20.4% for the same period in 2008. The operating ratio was 23.4% for the year ended December 31, 2008 and 24.1% for the year ended December 31, 2007.

Risk cost

The Bank recorded a credit risk charge for receivables held with respect to an Icelandic counterparty. The provision amounted to €0.9 million in 2008. An additional provision of the same amount has been recorded in 2009.

Balance Sheet

Overview

As of June 30, 2009, total assets amounted to €21,644 million compared to €21,403 million as of December 31, 2008, which represented an increase of 1.1%. The slight growth in total assets is in part attributable to:

•	a 39.0% increase in advances to credit institutions and to customers (€2,752 million as of June 30, 2009),

•	a 22.6% increase in available-for sale financial assets (€3,223 million as of June 30, 2009),

•	a 27.9% decrease in hedging derivatives (€1,221 million as of June 30, 2009), and

•	a 4.6% decrease in loans to credit institutions and to customers (€12,018 million as of June 30, 2009).

As of December 31, 2008, total assets amounted to €21,403 million compared to €18,509 million as of December 31, 2007, which represented an increase of 15.6%. The growth in total assets is in part attributable to:

•

a 50.3% increase in the volume of cash employed following a management decision to increase time deposits with banks and credit institutions in order to increase liquidity reserves in the context of the financial crisis, and

•

a 4% increase in loans outstanding. Disbursements at year-end 2008 totaled €1,505 million, compared to €1,590 million at year-end 2007, while, at the same time, repayments totaled €1,114 million at year-end 2008, compared to €1,490 million at year-end 2007.

The decrease in the rate of the euro against the U.S. dollar, closing at $1.39 per euro at December 31, 2008 down from $1.47 per euro at December 31, 2007, changes in the foreign exchange curves for currencies other than the euro and changes in interest rate curves, led to significant changes in assets and liabilities, in particular for financial assets at fair value through profit/loss and hedging derivatives (an increase of approximately €798 million at year-end 2008 compared to year-end 2007), in financial liabilities at fair value through profit/loss (a decrease of approximately €246 million at year-end 2008 compared to year-end 2007) and in hedging derivatives.

As of June 30, 2009, total liabilities amounted to €19,800 million compared to €19,618 million as of December 31, 2008, which represented an increase of approximately 0.9%. Total liabilities rose primarily as a result of a €669 million, or 4.1%, increase in debt securities during the six month period ended June 30, 2009, offset by a decrease of €306 million, or 12.2%, in financial liabilities at fair value through profit or loss in the same period. In the six months ended June 30, 2009, new debt issuances with maturities of at least one year amounted to €1,509 million (see “—Funding”). In addition, other liabilities decreased by €181 million at June 30, 2009 compared to December 31, 2008. Members’ equity totaled €1,844 million as of June 30, 2009, a slight increase of 3.3% compared to the year ended December 31, 2008 mainly due to the first half 2009 profit, more than compensating for the decline recorded at year end 2008 compared to December 31, 2007.

As of December 31, 2008, total liabilities amounted to €19,618 million compared to €16,683 million as of December 31, 2007, which represented an increase of approximately 17.6%. Total liabilities rose primarily as a result of a €2,907 million, or 21.9%, increase in debt securities at year-end 2008 compared to year-end 2007. As of December 31, 2008, new debt issuances with maturities of at least one year amounted to €3,235 million (see “—Funding”), while repayments totaled €1,375 million. Financial liabilities at fair value through profit or loss decreased by €246 million at December 31, 2008 compared to December 31, 2007. In addition, other liabilities increased by €273 million at year-end 2008 compared to year-end 2007, chiefly due to an increase in guarantee deposits in respect of collateral received on hedge swap transactions. Members’ equity, including profit, totaled approximately €1,785 million, a slight decline of 2.2% compared to 2007. The increase in profit for the year ended December 31, 2008 was offset by an unrealized or deferred loss of €170.5 million recorded at year-end 2008 on the portfolio of available-for-sale financial assets, compared to a €38.8 million unrealized or deferred loss recorded at year-end 2007.

Securities Portfolio

The total value of the Bank’s securities portfolios, composed of available-for-sale financial assets and financial assets held to maturity, increased by €535 million to €5.1 billion at June 30, 2009 and by €373 million from December 31, 2007 to December 31, 2008.

The available-for-sale financial assets consist of securities with maturities of up to 15 years. In order to limit exposure to interest rate risk, securities with maturities greater than one year are typically floating-rate, through asset swaps where applicable. Such securities must have an AA or Aa2 rating and their total nominal amount is capped at €2 billion. See “Risk Management—Market Risk—Interest rate risk”. Short-term instruments (maturities less than one year) include Euro Commercial Paper as an alternative to bank deposits. The prerequisite minimum rating for short-term instruments is A-1 or P-1. See “Risk Management—Credit Risk”. In practice, the CEB implements an annual purchasing program corresponding to the reinvestment of securities which have reached maturity. As of June 30, 2009, the total balance sheet value of securities in the available-for-sale financial assets portfolio stood at €3.223 billion (including interest receivable thereon), compared to €2.628 billion as of December 31, 2008 and to €2.262 billion as of December 31, 2007. The increases of approximately €595 million in the first six months of 2009 and of approximately €366 million over the 2008 financial year are due to management’s decision to increase liquidity in response to the financial crisis.

The financial assets held to maturity consist of euro-denominated plain vanilla fixed-rate bonds with a maximum maturity of 30 years. To be eligible for this portfolio, securities must have a minimum rating of AA or Aa2. See “Risk Management—Credit Risk”. The size of the portfolio of financial assets held to maturity is limited to the amount of members’ equity available (paid-in capital and reserves) plus the Selective Trust Account and provisions for post employment staff benefits. The strategic objective is for these resources to be remunerated by a satisfactory long-term return. This portfolio is accounted for at amortized cost. The securities contained in it can be neither exchanged nor sold, except under exceptional circumstances. As of June 30, 2009, the total balance sheet value, including interest thereon, of the financial assets held to maturity portfolio stood at €1.916 billion, compared to €1.976 billion as of December 31, 2008 and €1.970 billion as of December 31, 2007. The decrease in the portfolio over the first six months of 2009 is principally due to redemptions whose returns have not been reinvested in assets in this category during the same period.

Funding

Within the framework of the annual borrowing authorization set by the Administrative Council, the CEB makes issues in the international capital markets to fund its operations. These borrowings may take the form of one-off stand-alone issuances or may be conducted in the context of debt issuance programs, such as CEB’s Euro-Commercial Paper Programme, Euro-MTN Programme and Australian MTN Programme (Kangaroo).

In the six month period ending June 30, 2009, the Bank launched 12 new issues in the amount of €1.5 billion. In 2008, the Bank borrowed a total amount of €3.3 billion consisting of 15 funding operations (including seven re-openings of existing issues) with maturities of one year or more. This amount was higher than the funding volume in 2007 (equivalent to €2.9 billion as of the respective issue dates, consisting of 12 funding operations including four re-openings of existing issues). The funds helped cover lending needs and repayment of maturing debt. These funding needs are in part determined by the volume of the Bank’s stock of projects awaiting financing, as discussed further below under “—Financing commitments and stock of projects awaiting financing”.

The volume of funding raised enabled the Bank to maintain a liquidity level in accordance with the rules set by the Administrative Council. In accordance with the prudential liquidity policy, the CEB’s reinforced liquidity ratio states that at least 50% of projected cash requirements for the next three years should be available in liquidity. These projected requirements include the funding of approved projects and additional liquidity requirements covering the risk of default over three years. See “Risk Management—Liquidity Risk”.

To ensure constant access to the resources needed to fund its activities, the Bank combines benchmark operations in major currencies that can target both narrow and broad ranges of investors. In 2008, 66.5% of the funds raised by the Bank were denominated in U.S. dollars, versus 86.7% in 2007. In 2008, the remaining funds were raised in British pounds sterling (11.9%), Australian dollars (9.2%), New Zealand dollars (8.2%), Swiss francs (3.3%) and Japanese yen (0.9%). In 2007, remaining funds were raised in Australian dollar (12.9%) and Japanese yen (0.4%).

The predominant role of the U.S. dollar in 2008 and 2007 can be explained by attractive funding conditions despite high volatility of the financial markets over the past the three years. As of December 31, 2008, the CEB had a benchmark curve in U.S. dollar, under its Euro-MTN Programme, of 12 separate issues, with sizes between U.S. $1 billion and U.S. $2.225 billion, on seven maturities. As of December 31, 2007, the CEB had a benchmark curve in U.S. dollar of 10 separate issues, of between one and two billion, on seven maturities.

All the funding operations completed in the first six months of 2009 and the years ended December 31, 2008 and 2007 were associated with hedge swaps which eliminated both the interest rate risk and the foreign exchange risk. After such swaps, the borrowed resources were converted into euros. See “Risk Management—Credit Risk—Derivatives”. The average maturity of the issues launched in the first six months of 2009 was 4.8 years. 93% of issues launched in the first six months of 2009 had a final maturity of four years or more. The average maturity of the issues launched in 2008 was five years, compared to seven years in 2007. 32% of issues launched in 2008 had a final maturity of five years or more compared to 93% of issues launched in 2007.

As of June 30, 2009, outstanding debt securities, including interest payable thereon and value adjustment of debt securities hedged by derivatives, stood at €16.8 billion compared to €16.2 billion at December 31, 2008 and €13.2 billion at December 31, 2007. In the first six months of 2009, the Bank made early repayments totaling €8 million and did not repurchase any of its debt. In 2008, the Bank repurchased €111 million of its own debt (compared to no repurchases in 2007) and made early repayments totaling €7 million (compared to €8.4 million in 2007). The breakdown of debt by maturity, taking into account these operations and new issues launched, at June 30, 2009, is shown in the diagram below.

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments to be disbursed in the near future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which either a framework loan agreement has been signed or at least one disbursement has been released. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments” and “—Off-Balance Sheet Arrangements”.

At June 30, 2009, the Bank had approximately €3.3 billion in financing commitments to be paid out compared to approximately €3.4 billion at December 31, 2008 and approximately €3.2 billion at December 31, 2007. The overall stability of this item is attributable to the fact that new commitments signed in comparable periods were offset by disbursements and cancellations. Cancellations can either be partial or concern the total loan amount and may be requested either by the borrower or by the Bank if the borrower fails to meet its contractual obligations towards the CEB. However, with respect to the development of financing commitments, the offsetting effect of cancellations was only slight compared to that of disbursements. The stock of projects awaiting financing for Target Group countries rose significantly in recent years, from approximately €1.8 billion at year-end 2004 to approximately €3.3 billion at June 30, 2009. This increase is due to the Bank’s policy of increasing lending to Target Group countries as well as the slower disbursement rate for these projects.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) as of June 30, 2009 and at year-end 2008 and 2007.

	As of December 31,		As of June 30,
	2007	2008	2009
	(in thousands of euros)
Stock of projects awaiting financing(1)	4,452,572	4,459,229	5,284,794
of which
Financing Commitments	3,235,423	3,402,307	3,332,135

For Target Group countries	3,017,097	3,151,526	3,281,500

(1)

Information presented in the above table reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

DEBT RECORD

Since the CEB’s inception, there have been no defaults by the CEB on payment of principal or of interest on any of its debt.

RISK MANAGEMENT

The CEB’s risk management is conducted by a number of bodies that analyze the Bank’s risk along credit market, liquidity and operational lines. Risk analysis is also conducted in accordance with the guidelines of the Bank’s Prudential Framework.

Key Risk Responsibilities

As discussed further below, the CEB’s integrated risk management function is independent from the Bank’s operational activities and monitors principally credit risk, market risk, liquidity risk and operational risk.

As a supranational financial institution, the CEB is not subject to its Member States’ regulatory ratios, the Basel Committee Recommendations or to European Union Directives. However, the Bank’s risk management and control policy and due diligence procedures are guided by these elements in addition to the banking profession’s best practices as implemented by international financial institutions and “Know Your Customer” (KYC) programs.

The CEB’s Prudential Framework, which is organized around several ratios discussed below under “—Prudential Framework”, enables the Risk Management Department, Assets and Liabilities Management Department and Organisation Department (together, the “Dedicated Departments”) to determine if the Bank’s activities and operations are conducted in accordance with risk management guidelines established by the Bank’s management. The Dedicated Departments calculate the ratios on a monthly basis (or more frequently if requested or otherwise required) and transmit their findings to the “Decision-making committees”, which include the Risk Committee, ALM Committee and Financial Committee. The Decision-making committees in turn use these ratios to approve the Bank’s lending and borrowing operations, which are required to comply with the ratios of the Prudential Framework. The Dedicated Departments and Decision-making committees are discussed below under “—Key Risk Responsibilities—Dedicated Departments” and “—Key Risk Responsibilities—Decision-making committees”.

Dedicated Departments

Three departments within the Bank monitor the CEB’s risk profile on a regular basis. These departments in turn report their conclusions to several committees chaired by the Governor discussed under “—Decision-making committees” below.

•

Risk Management Department.  Within the Central Directorate for Information Systems and Control, the Risk Management Department (the “Department”) identifies, assesses and manages all credit risks arising from the Bank’s loan activities, treasury operations and derivatives. The Department analyzes each operation taking into account the counterparty’s creditworthiness, outstanding transactions and country risk. It assigns internal ratings to all counterparties and transactions on the basis of internal models. These internal ratings are largely based on due diligence conducted by the Department and by the ratings of the international rating agencies, when available. It proposes credit enhancement if needed. In addition, the Department regularly follows up the implementation of risk policies (loans, securities, derivatives) and monitors the Bank’s large exposure as discussed below. A risk management report analyzing credit, market and operational risk is sent by the Department to the members of the Administrative Council each quarter. The Chief Risk Officer in charge of the Risk Management Department reports directly to the Governor.

•

Asset and Liabilities Management (ALM) Department.  Within the Financial Directorate, the ALM Department monitors liquidity risk and market risk (consisting of interest rate risk and currency risk). Using a number of stress tests, the ALM Department analyses various scenarios of interest rate variations and their impact on the Bank’s profitability. It presents the projected liquidity situation based on various borrower default assumptions. Where applicable, the ALM Department reports actual or foreseeable cases of limits being exceeded and proposes recommendations to the ALM Committee so as to reduce the identified risks.

•

Organisation Department.  Within the Central Directorate for Information Systems and Control, the Organisation Department is in charge of activities designed to protect the Bank from operational risks, including events that could cause operating losses such as IT system failure, the business continuity plan, and the Bank’s archiving systems.

In addition, the CEB created a compliance function in February 2008 in order to limit its exposure to the risk of legal, administrative or regulatory sanctions, material financial loss or reputational damage. The compliance function is responsible for procedures that are designed to enforce the highest standards of good governance and ethics and to prevent the Bank from being used for money-laundering and the financing of terrorism or from implication in other matters that might damage the CEB’s reputation. Furthermore the compliance function has also a priority focus on the fight against fraud and corruption, not only with regard to the projects financed by the CEB, but also to its purchases of goods and services. To achieve these goals, the Bank has appointed a Chief Compliance Officer, who reports to the different organs of the Bank.

Decision-making committees

The Governor has established several Decision-making committees which are responsible for developing and monitoring risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•

The Risk Committee meets weekly, and once a quarter extends its focus to operational risk issues. Risk decisions are made weekly by the Risk Committee following the analyses and recommendations prepared by the Risk Department.

•	The ALM Committee decides on assets and liabilities management strategy.

•

The Financial Committee examines all aspects of the Bank’s financial activity (cash management, debts, contracts, liquidity). It meets weekly, and once a quarter extends its focus to examine the funding strategy and pricing policy.

Prudential Framework

In 2004, the Bank reviewed and strengthened its prudential framework (the “Prudential Framework”) organized around several ratios discussed below. The Prudential Framework was approved by the CEB’s Administrative Council in June 2004 and took effect as of January 1, 2005. The Prudential Framework is internal to the Bank: as an international financial institution, the CEB is not subject to regulatory oversight by its Member States, the Basel Committee Recommendations or European Union Directives. Accordingly, the ratios are not required by statute, regulation or otherwise and may not correspond to similar ratios used by other international financial institutions.

Although the CEB follows the Basel Committee Recommendations on the Basel II framework, the Prudential Framework is organized around the Bank’s own ratios. In connection with the implementation of the Prudential Framework, the Bank introduced a Capital Adequacy Ratio, which is inspired by the Basel Committee Recommendations but differs from the Basel II capital adequacy ratio. The Bank does not thus far report a Basel II capital adequacy ratio like certain other financial institutions. In addition, a new Risk Asset Coverage

Ratio was included in connection with the adoption of the Prudential Framework, and the Liquidity Ratio was reinforced. These three ratios are designed to (i) restrict the default risk on the loan portfolio to available own funds and to link capital to the estimated risk incurred by the Bank; (ii) limit below investment-grade outstanding loans and hence the CEB’s exposure to the most significant risks; and (iii) provide for the additional strengthening of the Bank’s liquidity ratio.

The prudential ratios function as “early warning indicators”. Any variation from one period to another is analyzed by the Dedicated Departments and reported to the Decision-making committees. If one or several ratios deteriorate, the Dedicated Departments analyze the reasons and identify underlying factors. The result of such analysis is presented to the Decision-making committees, which may propose remedial action to the Bank’s General Management Committee.

Capital Adequacy Ratio

The objective of this ratio is to show that the level of capital is sufficient to absorb potential losses relating to the lending activity. It results from dividing (i) the Bank’s Risk Weighted Loan Portfolio ((capital + interest) times default probability) by (ii) the Bank’s Usable Capital (total of paid-in capital, reserves, unrealized gains and losses on available-for-sale financial assets). Risk weightings are determined on the basis of Basel II framework standards.

The limit of the Capital Adequacy Ratio is fixed at 100%. As of June 30, 2009, this ratio stood at 17.0%, compared to 20.4% at December 31, 2008 and 13.5% at December 31, 2007. The decrease over the first half of 2009 is principally explained by the decline in the size of the overall loan portfolio and change in probabilities of default. The increase over 2008 is principally explained by the downgrading of Romania in the last quarter of 2008.

Risk Asset Coverage Ratio

This ratio is an additional limit to the increase of its share of the loan portfolio rated below investment grade. It results from dividing the Bank’s (i) Loan Portfolio rated below investment grade by (ii) Sound Capital (paid-in capital and reserves, unrealized gains and losses on available-for-sale financial assets, uncalled capital (AAA/AA)).

The limit is fixed at 66% or currently €2.7 billion. As of June 30, 2009, this ratio stood at 34.9%, compared to 33.1% as of December 31, 2008 and 18.3% as of December 31, 2007. The increase over the first six months of 2009 is due principally to an increase in the exposure to Romania, and the downgrading of Latvia and a commercial bank in Hungary. The increase over 2008 is principally due to the downgrading of Romania in the last quarter of 2008.

Indebtedness Ratio

This ratio results from dividing total debt after swap by total equity (subscribed capital, paid-in reserves, unrealized gains and losses on available-for-sale financial assets, profit for the year). The authorized limit of the indebtedness ratio is 4.

This ratio increased from 3.20 as of December 31, 2007 (80% of authorized limit) to 3.66 as of December 31, 2008 (91.5% of authorized limit) and to 3.72 as of June 30, 2009 (93.0% of authorized limit). This is a consequence of the Bank’s decision to increase liquidity starting the second half of 2007 at an early stage of the financial crisis.

Portfolio Ratio

This ratio results from dividing (i) treasury operations after swap by (ii) total equity (subscribed capital, paid-in reserves, unrealized gains and losses on available-for-sale financial assets, profit for the year). Treasury operations are composed of (i) outstanding financial assets held to maturity and available-for-sale financial assets and (ii) financial transactions not represented by a security (deposits, repurchase agreements). The limit of the portfolio ratio is currently fixed at 2.

As of June 30, 2009, the ratio stood at 1.71, compared to 1.45 at year-end 2008 and 1.08 at year-end 2007. This increase results from the CEB’s decision to increase liquidity starting the second half of 2007 at an early stage of the financial crisis.

Strengthened Liquidity Ratio

The Bank’s liquidity must comply with an internal “Strengthened Liquidity ratio”. This ratio results from dividing (i) the Bank’s available liquidity (bank deposits, available-for-sale financial assets with a residual maturity of less than 18 months) by (ii) the net liquidity requirements (stock of projects awaiting financing, three-year net cash flow including the additional liquidity requirement to account for counterparty risk of default for the same three-year period). At the end of each fiscal year, the Bank’s liquidity must not be less than 50% of net liquidity requirements for the next three years. As of June 30, 2009, the strengthened liquidity ratio stood at 79.5%, compared to 103.7% as of December 31, 2008 and 95.1% at December 31, 2007. The decline in the ratio from December 31, 2008 to June 30, 2009 was principally due to an increase in the Bank’s stock of projects approved and awaiting financing and in other liquidity needs.

Credit Risk

Overview of credit risk evaluation process

Credit risk is the risk of financial loss to the Bank that may occur if a counterparty fails to meet its contractual obligations; it arises chiefly from lending and treasury activities. With respect to both types of activities, the Bank assesses all its counterparties for creditworthiness and assigns a maximum exposure limit. Treasury transactions are conducted in accordance with a financial investment policy approved by the Administrative Council. As for loans, once a project is identified by the Directorate General for Loans, the Risk Management Department assesses the transaction and determines an internal rating as discussed below. Then, the Risk Committee approves, modifies or refuses the proposed limits. Finally, the Administrative Council examines each loan project.

In line with the best banking practices, the Risk Management Department assigns an internal rating to all counterparties based upon on-site or off-site analyses. The internal rating scale goes from 1 to 10, 10 being the best grade. Each internal grade has its equivalent on international rating agencies’ scale. Two types of internal ratings are assigned: counterparty ratings and project ratings. The internal counterparty rating is based upon qualitative and quantitative criteria. The model is based, among other criteria, upon international agencies’ ratings, when available. Scoring models developed in-house apply various ratios according to the type of counterparty. Specific internal rating grids are used when a counterparty is not rated by an international agency. A transaction rating is assigned based on the internal counterparty rating and then takes into account, if need be, all credit enhancement applied to the transaction (collateral, guarantee, assignment of receivables and other structures that reduce the final risk).

The Bank has set up a methodology to validate the internal rating system based upon gaps analysis between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

In addition, upon request from the operational directorates, the Risk Management Department sets-up limits for each counterparty, which are then validated by the Risk Committee. These limits are reviewed once a year, unless the situation requires review in shorter intervals. Limits are established in nominal amounts.

Overview of credit risk exposure

The nominal value of credit risk exposure (accrual interests not included) for all transactions entered into by the Bank (loans, stock of project committed, deposits, securities and derivatives), as of December 31, 2008 and 2007 is set forth in the table below. With respect to the loan portfolio, credit enhancements are taken into account.

CEB CREDIT RISK EXPOSURE(1)

	AAA/ AA	A/BBB	Below investment grade	2008 Total	AAA/ AA	A/BBB	Below investment grade	2007 Total
	(in millions of euros)
Loans	6,646	4,438	1,339	12,423	6,406	4,852	749	12,007
Financial commitments[2]	594	1,502	1,306	3,402	581	2,326	328	3,235
Deposits
Securities	4,005	595	0	4,600	4,074	54	0	4,128
Forex	21	0	0	21	15	0	0	15
Swap – net present value	14	0	0	14	4	0	0	4

Swap – add on3	648	202	0	850	594	128	0	722
Total	14,093	6,738	2,645	23,476	12,413	7,360	1,077	20,850

(1)	Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies.
(2)

Financial commitments consist of projects for which a framework agreement has been signed and projects which have been granted at least one financing. See “Financial review—Financing commitments and stock of projects awaiting financing”.

(3)

In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. The swap notional principal amounts are multiplied by a percentage based on residual maturity and type of contract.

Concentration

An exposure (loans, securities, deposits, derivatives and financing commitments) to a counterparty or group of related counterparties is considered a large exposure where its value exceeds 10% of sound members’ equity (referred to below as “own funds”), which is defined as follows: usable capital (paid-in capital, reserves, unrealized gains or losses on available-for-sale assets) plus uncalled AAA/AA capital (according to Moody’s, Standard & Poor’s and Fitch Ratings).

In accordance with the Basel Committee Recommendations and European Union Directives, the Bank ensures that no counterparty (or group of related counterparties) exceeds the limit of 25% of sound members’ equity as defined above, and that the total of large exposures does not exceed 800% of sound members’ equity.

As at December 31, 2008, the Bank had seven large exposures ranging between 10% to 18% of own funds (as defined above) to commercial banks in Belgium, France, Italy and Spain, each of which had an AA rating at such date. As at December 31, 2007, the Bank had four large exposures ranging between 10% and 15% of own funds to commercial banks, incorporated in either Belgium, France or Spain, each of which had an AA rating at such date. The total outstanding to these counterparties amounted, at December 31, 2008, to €3.8 billion (compared to €2.0 billion at December 31, 2007), or 92.0% of the CEB’s own funds at such date (compared to 49.5% of own funds at December 31, 2007), versus a limit of 800%. Sovereign risk is excluded for purposes of this calculation.

Loan portfolio

In 2008, loans outstanding (excluding accrued interest, value adjustments and guarantees received) increased by 3.5% compared to 2007, reaching €12.4 billion. Portfolio breakdown by type of counterparty shows that 51.3% of loans outstanding in 2008 were extended to financial institutions (compared to 44% in 2007), 46.2% to sovereign or public administrations (compared to 54% in 2007) and 2.5% to other counterparties (compared to 2% in 2007). Loans outstanding rated “Investment Grade” represented 89.2% of total portfolio, compared to 93.8% at the end of 2007.

As of December 31, 2008, the amount of credit enhancements in the loan portfolio totaled €2.1 billion (compared to €1.9 billion as of December 31, 2007); these enhancements are comprised of guarantees for €1.7 billion (compared to €1.5 billion at the end of 2007) and of €0.4 billion in collateral (unchanged compared to the end of 2007).

Loans outstanding to counterparties not rated by international rating agencies represent 8.2% of the overall loan portfolio as of December 31, 2008 (7.3% in 2007) and the internal rating assigned to these counterparties are spread between 2.5 and 9.5 (compared to between 4 and 10 in 2007). As of December 31, 2008 and 2007, and as of June 30, 2009, the CEB did not have any non performing loans, except in the case of an Icelandic counterparty as discussed under “Financial Review—Results of Operations—Risk cost”.

As is the case for other multilateral financial institutions, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following table displays the breakdown of the loan portfolio by rating and nature of borrower (exclusive of any guarantees received) for the two years ended December 31, 2007 and 2008:

RATING AND NATURE OF THE LOAN PORTFOLIO

	AAA/AA	A/BBB	Below investment grade	2008 TOTAL	AAA/AA	A/BBB	Below investment grade	2007 TOTAL
	(in millions of euros)
States	887	2,093	1,214	4,194	437	2,870	725	4,032
Public administrations	577	264	17	859	698	173	-	871
State financial institutions	525	-	-	525	554	-	-	554
Special financial institutions	862	206	39	1,106	895	155	5	1,055
Other banks	3,723	1,689	39	5,451	3,719	1,535	19	5,273
Non financial institutions	73	185	30	288	103	119		222

Total without credit enhancement	5,783	5,141	1,499	12,423	6,008	5,175	824	12,007

Total	6,646	4,438	1,339	12,423	6,406	4,852	749	12,007

Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies.

Financing Commitments

As discussed above under “Financial Review—Financing Commitments and Stock of Projects Awaiting Financing”, financing commitments are projects for which either a framework loan agreement has been signed or at least one disbursement has been released. During 2008, financing commitments increased by 5%, reaching €3.4 billion at year-end 2008 compared to €3.2 billion at year-end 2007. During 2007, financing commitments increased significantly by 46.9%. As of December 31, 2008, 61.6% of counterparties were rated investment grade compared to 89.9% as of December 31, 2007. The difference is primarily attributable to downgrades of counterparties for whom loans had already been committed. The percentage of investment grade counterparties as of June 30, 2009 remained essentially the same.

Securities portfolios

The Bank manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets. See “Financial Review—Balance Sheet—Securities Portfolios”. Securities in both portfolios are essentially denominated in euros: 94.9% at year-end 2008 compared to 96% at year-end 2007. The following table displays the breakdown by rating of the outstanding nominal value of each of these portfolios for the two years ended December 31, 2007 and 2008:

	2008				2007
	AAA	AA	A	TOTAL	AAA	AA	A	TOTAL
	(in millions of euros)
Available-for-sale financial assets	902	1,324	515	2,741	267	2,001	19	2,287
Financial assets held to maturity	1,399	380	80	1,859	1,545	261	35	1,841

Total	2,301	1,704	595	4,600	1,812	2,262	68	4,128

	50%	37%	13%	100%	44%	55%	2%	100%

Derivatives

The Bank uses derivatives to hedge the interest rate and currency risks on its operations relative to loans and borrowings in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the issuing counterparty by the Risk Committee is required and a framework agreement (for example, the ISDA Master Agreement) must be signed. In addition, for transactions with a maturity of over five years, the counterparty must have a minimum AA rating or have signed a Credit Support Annex (CSA) collateral agreement with the CEB. Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral can be requested where necessary. As an end user, the Bank employs derivatives solely for hedging purposes.

As of December 31, 2008, the breakdown of derivatives by type of hedge was 81.8% for borrowings (compared to 82% in 2007), 13.6% for loans (compared to 15% in 2007) and 4.6% for securities (compared to 3% in 2007).

As of December 31, 2008, almost all notional outstanding derivatives were collateralized (99.98%, compared to 99.96% in 2007). The Bank can receive cash and/or government securities (typically US Treasuries, German Bund or French OAT) as collateral for derivatives. As of December 31, 2008 and 2007, all collateral received was cash.

MATURITY OF SWAP INSTRUMENTS

	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	2008 Total
	(in millions of euros)
Currency instruments	545	9,939	3,556	604	14,644
Interest-rate instruments	535	1,501	1,307	660	4,002
Total value (a)	1,080	11,440	4,863	1,264	18,646

thereof: collateralized (b)	1,077	11,440	4,863	1,264	18,644

(b)/(a)	99.8%	100.0%	100.0%	100.0%	99.99%

At year-end 2008, 76.7% of CEB’s swap counterparties were rated AA or above compared to 85.0% at year-end 2007.

Market Risk

Interest rate and currency risks

Market risk includes, in particular, the risk of a loss being incurred as a result of an adverse fluctuation in interest or exchange rates.

Within the ambit of its ordinary operations (loans, borrowings, treasury operations), the Bank is exposed to interest rate and currency risks. The CEB attempts to hedge against these risks in order to reduce interest rate risks and currency risks to a minimum. The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through hedging swaps.

The Bank uses derivatives to protect itself against interest and currency risks arising in connection with its lending and borrowing operations. Macro-hedging can also be considered if necessary. Since the Bank performs no trading operations, the Basel Committee requirements for capital allocation would not apply (even if the Bank were subject to those requirements). As a result of the Bank’s hedging strategy, the interest rate risk in the Bank’s balance sheet is limited to the amount of held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of members’ equity, the Selective Trust Account and of provisions for post-employment social commitments.

The CEB’s strategy with respect to currency risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The net open position is limited to the equivalent of €1 million per currency. As of December 31, 2008, the net open position was almost nil.

As discussed further above under “—Key Risk Responsibilities—Dedicated Departments”, interest rate risk and currency risk are measured and reviewed by the ALM Department under the authority of the Chief Financial Officer. The ALM Department issues, by the end of every quarter, a report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyses, among other things, the consequences of a fluctuation in the interest rates and euro/U.S. dollar parity exchange on the Bank’s results. It also produces an analysis on the projected liquidity situation. If necessary, the ALM Department informs about effective or projected limit overrun and proposes actions to the ALM Committee in view of restraining the nature and amount of identified risks. At any time, the ALM Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

Liquidity Risk

The projected liquidity position is subject to daily monitoring. Projections are made on future cash flows, taking into account existing commitments (such as loans, borrowings and investments). These projections also include the level of liquidity if counterparty early repayment options were exercised, assuming all borrowings are reimbursed at the first exercise date.

Daily liquidity monitoring is supplemented by quarterly stress tests presented to the ALM Committee based on borrower default assumptions that simulate the situation of projected liquidity in the event of particularly unfavorable hypotheses materializing. The stress tests carried out plan the liquidity situation before and after prepayments. In accordance with the Basel II logic and its differentiated approach to risk, they calculate borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned to counterparties not rated by rating agencies. The CEB also evaluates the financial impact of the crash scenario where the default probability applied to “below investment grade” borrowers is 100% without possibility of recovery.

The Bank’s liquidity must also comply with the Strengthened Liquidity ratio (as discussed above under “—Prudential Framework—Strengthened Liquidity ratio”).

The liquidity risk mirrors the Bank’s projected treasury situation. The table below sets forth the future and non-discounted contractual flows, including non accrued interest, classified by maturity according to the outstanding duration between December 31, 2008 and the contract maturity date.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 20081

	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	Current outstanding	More than 1 year up to 5 years	More than 5 years	Non- current outstanding	Total
	(In thousands of euros)
Assets
Cash in hand, balances with central banks	194,275	-	-	194,275	-	-	-	194,275
Available-for-sale financial assets	564,502	100,303	522,724	1,187,529	777,899	1,203,601	1,981,500	3,169,029
Loans and advances to credit institutions and to customers
Loans	110,412	663,295	1,752,036	2,525,743	7,224,155	5,276,273	12,500,428	15,026,171
Advances	1,359,526	829,948	(3,813)	2,185,661				2,185,661
Financial assets held to maturity	61,600	18,394	170,278	250,272	674,256	1,919,705	2,593,961	2,844,233

Total assets	2,290,315	1,611,940	2,441,225	6,343,480	8,676,310	8,399,579	17,075,889	23,419,369

Liabilities
Amounts owed to credit institutions and to customers	73,281	-	-	73,281	-	-	-	73,281
Debt securities	239,489	127,743	804,239	1,171,471	11,989,163	4,628,179	16,617,342	17,788,813
Selective Trust Account (STA)	78,684			78,684				78,684

Total liabilities	391,454	127,743	804,239	1,323,436	11,989,163	4,628,179	16,617,342	17,940,778

Off-balance sheet
Off-balance sheet financial instruments
To be received	258,038	297,171	1,048,740	1,603,949	12,315,876	4,734,625	17,050,501	18,654,450
To be paid	(148,699)	(310,461)	(1,396,287)	(1,855,447)	(13,926,806)	4,841,167)	(18,767,973)	(20,623,420)
Off-balance sheet total[2]	109,339	(13,290)	(347,547)	(251,498)	(1,610,930)	(106,542)	(1,717,472)	(1,968,970)

Liquidity position 2008	2,008,200	1,470,907	1,289,439	4,768,546	(4,923,783)	3,664,858	(1,258,925)	3,509,621

[1]

The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between the year-end date and the contractual maturity date.

[2]	Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.

Operational Risk

The CEB defines operational risk as the risk of direct or indirect losses resulting from inadequacy or failure of structures, procedures, persons or systems, or the occurrence of external events, including legal risk and reputational risk. By deliberately choosing to operate within the framework of the Basel Committee Recommendations, the CEB has undertaken to assess its operational risks on an ongoing basis and to put in place the appropriate preventive measures. This system is periodically approved and reviewed by the Risk Committee which is responsible for taking all decisions in this context. In order to cover the requirements concerning operational risks (Pillar I of the Basel II Agreement), the Basic Indicator Approach (BIA) has been adopted to calculate operational risks against the Bank’s members’ equity. In order to calculate this hypothetical amount corresponding to operational risk, the Bank uses the average net banking income of the last three years. As of December 31, 2008, operational risk amounted to € 18.2 million compared with € 17.8 million as of December 31, 2007.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Articles specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing co-operation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the CEB’s annual report, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Members voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers of the Council of Europe.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers of the Council of Europe at least once a year and forwards the Governor’s report to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority vote with a majority of the Member States voting in favor or against and a majority of the votes cast. These include decisions relating to (i) investment projects which have not obtained the majority of votes cast by three-quarters of the Executive Committee; (ii) proposals and opinions addressed to the Governing Board concerning adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (iii) proposals and opinions addressed to the Governing Board concerning the appointment of the members of the Auditing Board; (iv) appointment of the external auditor and establishment of his terms of reference; and (v) composition of the Executive Committee. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility discussed above under “Operations—Loan Policy”.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Executive Committee

The Executive Committee of the Administrative Council comprises 14 members of the Administrative Council and is chaired by the Administrative Council’s chairman, but any Member State not represented on the Executive Committee may request to take part in discussions of particular interest to it. Among other responsibilities, the Executive Committee conducts an initial examination of requests for financing, monitors the execution of the projects financed and the Bank’s financial activity.

Decisions of the Executive Committee are valid only by a vote with a majority of three-quarters of its members and with a simple majority of votes cast. An item under discussion may be referred back to the Administrative Council if this double majority is not attained.

The number of members composing the Executive Committee is determined by the Administrative Council on the basis of the principle that no less than one-third of the members of the Administrative Council are to be members of the Executive Committee. Members are appointed for a one-year mandate. Member States whose participating certificates exceed 10% of the subscribed capital have permanent seats on the Executive Committee. These currently include France, Germany, Italy and Spain. A rotation system allocates the remaining seats of the Executive Committee to the other Member States.

Current Membership of the Governing Board and Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of January 1, 2010. Current members of the Executive Committee of the Administrative Council are denoted with an asterisk.

Representative to the Governing Board	Member State	Representative to the Administrative Council

To be elected	CHAIRMAN	Rainer Steckhan Former Director of the World Bank

Margaret Hennessy Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	VICE-CHAIR	Inta Vasaraudze Deputy State Secretary, Ministry of Finance, Riga

Magarita Gega Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg	Albania	Nezir Haldeda Deputy Minister Ministry of Finance, Tirana

Jan Devadder Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg	Belgium*	Franciscus Godts Administrator, International and European Financial Affairs, Federal Public Service Finances, Brussels

Zdenko Martinović Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg	Bosnia and Herzegovina	Ljerka Marić Director, Directorate for Economic Planning, Council of Ministers, Sarajevo

Andrey Tehov Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg	Bulgaria	Latchezar Stefanov Director of External Finance Directorate, Ministry of Finance, Sofia

Anica Djamić Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg	Croatia	Zdravko Marić State Secretary, Ministry of Finance, Zagreb

Representative to the Governing Board	Member State	Representative to the Administrative Council

Euripides Evriviades Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg	Cyprus*	Christos Patsalides Permanent Secretary, Ministry of Finance, Nicosia

Pavel Hrnčíř Chargé d’Affaires, Permanent Representation of the Czech Republic to the Council of Europe, Strasbourg	Czech Republic	Jiří Franta Director of Debt and Financial Assets Management Department, Ministry of Finance, Prague

Christian Oldenburg Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Denmark to the Council of Europe, Strasbourg	Denmark	Thomas Børner Senior Advisor, Department of Finance, Ministry of Finance, Copenhagen

Sulev Kannike Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg	Estonia	Martin Põder Head of the EU and International Affairs Department, Ministry of Finance, Tallinn

Irma Ertman Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg	Finland*	Kristina Sarjo Financial Counsellor, Financial Markets Department, Unit for International Affairs, Ministry of Finance, Helsinki

Paul Dahan Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg	France*	Sandrine Gaudin Head of Unit, European Strategy and Coordination, Treasury Department, Ministry of Economy, Industry and Employment, Paris

Zurab Tchiaberashvili Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Georgia to the Council of Europe, Strasbourg	Georgia	Dimitri Gvindadze Deputy Minister, Ministry of Finance, Tbilisi

Hans-Dieter Heumann Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg	Germany*	Holger Fabig Head of Division, Multilateral Development Banks, Ministry of Finance, Berlin

Representative to the Governing Board	Member State	Representative to the Administrative Council

Athanasios Dendoulis Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg	Greece	Dimitrios Giannos Director General for International Economic Policy, Ministry of Economy and Finance, Athens

Mgr Aldo Giordano Special Envoy of the Holy See, Permanent Observer to the Council of Europe, Strasbourg	Holy See	Reverend Father Florian Kolfhaus Deputy Permanent Observer of the Holy See to the Council of Europe, Strasbourg

Judit József Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg	Hungary	László Örlös Deputy Director General, Department of International Relations, Ministry of Finance, Budapest

Thórir Ibsen Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris	Iceland	Árni Gunnarsson Special Adviser in the Ministry of Foreign Affairs, Reykjavik

Margaret Hennessy Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	Ireland	Niamh Campbell Principal Officer, Department of Finance, Dublin

Sergio Busetto Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Italy to the Council of Europe, Strasbourg	Italy*	Antimo Prosperi Director General Directorate VI of the Treasury Department, Ministry of Economy and Finance, Rome

Aiga Liepiņa Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg	Latvia	Inta Vasaraudze Deputy State Secretary, Ministry of Finance, Riga

Daniel Ospelt Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg	Liechtenstein*	Daniel Ospelt Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Representative to the Governing Board	Member State	Representative to the Administrative Council

Gediminas Šerkšnys Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg	Lithuania*	Rolandas Kriščiūnas Undersecretary of the Ministry, Ministry of Finance, Vilnius

Ronald Mayer Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg	Luxembourg	Arsène Jacoby Government Adviser, Ministry of Finance, Luxembourg

Joseph Licari Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg	Malta	Joseph Licari Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg

Eugenia Kistruga Ambassador, Permanent Representative of Moldova to the Council of Europe, Strasbourg	Moldova	Victor Bodiu State Minister, Government of the Republic of Moldova, Chişinău

Zoran Janković Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg	Montenegro	Milorad Katnić Deputy Minister, Ministry of Finance, Podgorica

Jacobus van der Velden Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg	Netherlands	Jos de Vries Advisor to the Ministry of Foreign Affairs, The Hague

Petter F. Wille Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg	Norway	Evan C. Kittelsen Senior Advisor, Ministry of Foreign Affairs, Oslo

Piotr Świtalski Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg	Poland	Jacek Dominik Undersecretary of State, Ministry of Finance, Warsaw

Representative to the Governing Board	Member State	Representative to the Administrative Council

Américo Madeira Bárbara Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg	Portugal*	José Fernando Moreno Deputy Director General at the Office for Strategic Planning, Economic Policy and International Affairs, Ministry of Finance, Lisbon

Stelian Stoian Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg	Romania*	Bogdan Alexandru Drăgoi Secretary of State, Ministry of Public Finance, Bucharest

Guido Bellatti Ceccoli Ambassador, Permanent Representative of San Marino to the Council of Europe, Strasbourg	San Marino	Raffaele Giardi Counsellor, Ministry of Finance, Republic of San Marino

Dragana Filipović Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg	Serbia*	Zoran Ćirović Assistant Minister, Department of International Financial Relations, Ministry of Finance, Belgrade

Emil Kuchár Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg	Slovak Republic	František Palko Deputy Minister, Ministry of Finance, Bratislava

Meta Bole Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg	Slovenia*	Martin Zdovc Senior Advisor, International Finance Department, Ministry of Finance, Ljubljana

Marta Vilardell Coma Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg	Spain*	Carmen Laín Deputy Director General for European Financial Institutions, Ministry of Economy and Finance, Madrid

Per Sjögren Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg	Sweden	Björn Fritjofsson Director, International Financial Institutions, Ministry of Finance, Stockholm

Representative to the Governing Board	Member State	Representative to the Administrative Council

Paul Widmer Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg	Switzerland	Raymund Furrer Head of Division, Multilateral Cooperation, State Secretariat for Economic Affairs, Bern

Vladimir Ristovski Ambassador Extraordinary and Plenipotentiary, Permanent Representative of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg	“The former Yugoslav Republic of Macedonia”	Natasha Stojmanovska State Secretary, Ministry of Finance, Skopje

Daryal Batibay Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg	Turkey*	Memduh Aslan Akçay Director General, General Directorate of Foreign Economic Relations, Undersecretariat of the Treasury, Ankara

*	Member of the Executive Committee of the Administrative Council.

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary.

The Governor and Vice-Governor are each appointed for a renewable term of five years by the Governing Board. The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB	Years with CEB	Expiration of Current Term
Raphaël Alomar	Governor	15	December 17, 2011
Nunzio Guglielmino	Vice-Governor Delegate	9	October 31, 2010*
Apolonio Ruiz-Ligero	Vice-Governor	8	December 17, 2011
Imre Tarafás	Vice-Governor	2	May 1, 2012

*	Re-elected on November 27, 2009 for a new term of five years starting on November 1, 2010

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, of audits in progress and of status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties.

The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Consequently, the Auditing Board presents its opinion to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of September 1, 2009, are Horia Neamtu (Vice-President of the Romanian Chamber of Financial Auditors, Bucharest, Romania), Nicola Ceccaroli (General Director, Fin-Alternative Investments SA, Dogana, San Marino) and Ali Acu (Senior Treasury Controller, Board of Treasury Controllers, Ankara, Turkey).

Staff

In order to effectuate sectoral and geographical redeployment of its activity, to adapt its means of action and to comply with increasingly rigorous operational standards, the CEB has regularly increased the number of its staff over the past years with staff increases averaging 6% per year between 1994 and 2008. Thus, at the end of 2008, the Bank had 146 appointed officials and permanent staff members. In all, the number of nationalities represented at the Bank has risen from 14 in 1994 to 25 as of December 31, 2008. Gender parity among the staff stood at 53% women and 47% men as of December 31, 2008.

DESCRIPTION OF NOTES

The following is a brief description of the terms and conditions of the Notes offered by the CEB and the fiscal agency agreement with respect thereto. The description does not purport to be complete and is qualified in their entirety by reference to the fiscal agency agreement and to the form of global note filed by the CEB with the SEC as exhibits to the registration statement of which this prospectus constitutes a part. For a complete description of the Notes, you should read the exhibits referred to.

General

The     % Notes due 20     offered hereby (the “Notes”) will be issued under a fiscal agency agreement (the “Fiscal Agency Agreement”), between the CEB and Citibank, N.A., as fiscal agent (the “Fiscal Agent”). The Notes constitute direct and unsecured obligations of the CEB.

Interest

Interest will be paid on the Notes at the rate set forth on the cover page of this prospectus and will be payable on              and              of each year (each, an “Interest Payment Date”), subject to the Business Day Convention as defined below. The Notes will bear interest from             , 20     and the initial interest payment will be made on             , 20    . Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months unadjusted. The Notes will mature on             , 20     (the “Maturity Date”). The Notes are not subject to any sinking fund.

If an Interest Payment Date or the Maturity Date is a day on which banking institutions are authorized or obligated by law to close in New York or in a place of payment, then payment of principal or interest need not be made on such Interest Payment Date or Maturity Date, as applicable. The CEB may make the required payment on the next succeeding day that is not a day on which banking institutions are authorized or obligated by law to close in New York or in the place of payment. The payment will be made with the same force and effect as if made on the Interest Payment Date or Maturity Date and no additional interest shall accrue for the period from the Interest Payment Date or Maturity Date to the date of actual payment. Such adjustments of the Interest Payment Date or Maturity Date are referred to as the “Business Day Convention”.

Fiscal Agent

The duties of the Fiscal Agent will be governed by the Fiscal Agency Agreement. The CEB may replace the Fiscal Agent. The CEB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent. The Fiscal Agent is the agent of the CEB, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

The Fiscal Agent will be responsible for:

•	maintaining a record of the aggregate holdings of Notes;

•	ensuring that payments of principal and interest in respect of the Notes received by the Fiscal Agent from the CEB are duly credited to the holders of the Notes; and

•	transmitting to the CEB any notices from the holders of the Notes, or, as described below under “—Notices”, transmitting notices from the CEB to holders of the Notes.

Citibank, N.A. will be acting in its capacity as Fiscal Agent through its office located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom.

Payment of Principal and Interest

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the date that is 15 calendar days prior to each Interest Payment Date (the “Record Date”). The Record Date may be changed by agreement among the CEB, the Fiscal Agent and all applicable securities clearing systems. The principal of and interest on the Notes will be paid in such coin or currency of the United States as at the time of payment is legal tender for the payment of public and private debts. The CEB may change or terminate the designation of paying agents from time to time. Payments of principal and interest at such agencies will be subject to applicable laws and regulations, including any withholding or other taxes, and will be effected by wire transfer to the person entitled to such payment at the person’s address appearing on the register of Notes maintained by the security registrar.

The CEB will redeem the Notes on the Maturity Date at 100% of the principal amount plus accrued but unpaid interest to date.

The Notes will be sold in denominations of $1,000 and integral multiples thereof.

Any monies paid by the CEB to the Fiscal Agent or any paying agent for the payment of the principal of (or premium, if any, on) or interest, respectively, on any Notes that remain unclaimed at the end of ten years or five years, respectively, after such principal (or premium, if any) or interest shall have become due and payable (whether at maturity or otherwise) shall then be repaid to the CEB upon its written request. Upon such repayment all liability of the Fiscal Agent and any paying agent with respect to such monies shall cease. Any obligation the CEB may have to pay the principal of (or premium, if any, on) the Notes shall terminate at the end of ten years after such principal or premium shall have become due and payable. Any obligation the CEB may have to pay any interest on the Notes shall terminate at the end of five years after such interest shall have become due and payable.

Redemption

The Notes shall not be redeemed prior to maturity.

No Payment of Additional Amounts

All payments of principal and interest on the Notes will be subject to any fiscal or other laws and regulations applicable thereto. The CEB has no obligation to pay you any additional amounts in respect of the Notes as a result of possible withholding or deduction for taxes pursuant to any such law and/or regulations. Accordingly, the holder will, in the event of any such withholding or deduction, receive less than he or she would have received without such withholding or deduction.

Ranking

The Notes shall rank pari passu without any preference among themselves and equally with all other unsecured unsubordinated indebtedness for borrowed money of the CEB represented by notes, bonds or other securities.

Negative Pledge

So long as any Note remains outstanding the CEB undertakes that it will not create any mortgage, pledge or other charge upon, or with respect to, any of its present or future assets or revenues to secure any money borrowed represented by any unsubordinated notes, bonds or other securities which are quoted, listed or ordinarily dealt in on any stock exchange or other organized securities market, or any guarantee thereof, unless the CEB shall simultaneously therewith or prior thereto, take any and all action necessary to procure that all amounts payable under the Notes are secured equally and rateably with such other security, provided however, that the foregoing shall not apply to:

(i)	any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property;

(ii)	any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or

(iii)	any extension or renewal of the foregoing.

Default, Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the Notes:

(i)	default is made in the payment in full of any principal or interest due on the Notes or any of them on the due date and such default continues for a period of thirty days; or

(ii)

the CEB fails to perform or observe any of its other obligations under any of the Notes and such failure continues for the period of ninety days next following the service by the relevant holder on the CEB of notice requiring the same to be remedied; or

(iii)	the CEB shall become insolvent or be liquidated under Article XV Section 3 of its Articles of Agreement or otherwise cease to exist.

If any event of default shall occur in relation to the Notes, any holder of Notes may, by written notice to the CEB and the Fiscal Agent, declare the principal of and any accrued interest on the Notes held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by the CEB, all events of default in respect of the Notes are cured. If all events of default are cured following receipt of the notice by the CEB, the declaration may be rescinded by such holder with respect to the previously accelerated Notes upon delivery of written notice of the rescission to the CEB and the Fiscal Agent.

Amendments

Each and every holder of the Notes must consent to any amendment of a provision of the Notes or the Fiscal Agency Agreement that would:

(1)	change the due date of the principal of or interest on the Notes;

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the Notes;

(3)	change the currency or place of payment of principal of or interest on the Notes; or

(4)	reduce the proportion of the principal amount of the Notes that must be held by any of the holders to vote to amend or supplement the terms of the Fiscal Agency Agreement or the Notes.

The CEB may, however, upon the affirmative vote or with the written consent of the holders of 66 2/3% of the principal amount of the Notes at a meeting duly called and held, modify any of the other terms or provisions of the Notes or the Fiscal Agency Agreement. Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement or the Notes to be made, taken or given by holders of the Notes. Also, the CEB may, in agreement with the Fiscal Agent but without the vote or consent of the holders of the Notes, modify any of the terms and conditions of the Fiscal Agency Agreement and the Notes for the purpose of:

(1)	adding to the CEB’s covenants for the benefit of the holders of the Notes;

(2)	surrendering any right or power conferred on the CEB;

(3)	securing the Notes;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the Fiscal Agency Agreement or the Notes; or

(5)	for any purpose that the CEB and the Fiscal Agent may consider necessary or desirable that does not adversely affect the interests of the holders of the Notes of that series in any material respect.

Governing Law, Jurisdiction and Consent to Service

The Notes will be governed by, and interpreted in accordance with, the laws of the State of New York, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of The Council of Europe adopted on March 6, 1959 (the “Third Protocol”) or from the Articles of Agreement of the CEB.

The CEB agrees not to claim and will waive (to the fullest extent permitted by applicable law and by the Third Protocol) irrevocably any immunity from jurisdiction or execution to which it or its property might otherwise be entitled in any action arising out of or based upon the Notes which may be duly instituted in any State or Federal court in The City and State of New York by a holder of a Note. The CEB will appoint CSC Corporation as its authorized agent upon which process may be served in any action arising out of or based upon the Notes which may be instituted in any State or Federal court in The City and State of New York by the holder of a Note and will accept the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable so long as any of the Notes remain outstanding unless and until the appointment of a successor fiscal agent as the CEB’s authorized agent and such successor’s acceptance of such appointment.

Notwithstanding the foregoing, the CEB’s waiver of immunity shall not extend to actions brought under the U.S. Federal securities laws, and the appointment of authorized agent and acceptance of jurisdiction shall not extend to actions brought under the U.S. Federal securities laws. If you bring an action against the CEB under U.S. Federal securities laws, unless the CEB waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against the CEB only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the assertion of sovereign immunity by the CEB.

With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts in connection with its commercial activities. However, the property and assets of the CEB, wheresoever located and by whomsoever held, shall be immune from all forms of seizure, attachment or execution before the delivery against the CEB of an enforceable judgment which can no longer be disputed by common remedies at law.

Further Issues

The CEB may from time to time, without notice to or the consent of the holders of the Notes, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, issue price and, if applicable, the first interest payment thereon) and such further notes shall be consolidated and form a single series with the Notes outstanding.

Repurchase

The CEB may repurchase Notes at any time and price in the open market or otherwise. Notes repurchased by the CEB may, at CEB’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the Fiscal Agent for cancellation.

Notices

All notices will be published in a daily English language newspaper of general circulation in London (expected to be the Financial Times) and in New York (expected to be The Wall Street Journal), provided that for so long as any Notes are represented by global notes notices may be given by delivery of the relevant notice to DTC by the CEB or the Fiscal Agent for communication by DTC to its participants in substitution for publication in any such newspaper. In addition, so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, such notices will be published on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by the CEB with general circulation in the respective market regions. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

UNDERWRITING

The Bank intends to offer the notes through                                          as Underwriter. Subject to the terms and conditions of the underwriting agreement with the CEB, dated the date of this prospectus, the Underwriter has agreed to purchase, and the CEB has agreed to sell to the Underwriter, $1,000,000,000 in principal amount of notes.

The underwriting agreement provides that the Underwriter is obligated to purchase all of the notes if any are purchased.

The Underwriter proposes to offer the notes initially at the offering price on the cover page of this prospectus.

The Underwriter may offer such notes to selected dealers at the public offering price minus a selling concession of up to     % of the principal amount of the notes. In addition, the Underwriter may allow, and those selected dealers may reallow, a selling concession to certain other dealers of up to     % of the principal amount of the notes. After the initial offering, the Underwriter may change the public offering price and other selling terms.

The CEB has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriter may be required to make in respect of those liabilities.

The total expenses of the offering, excluding underwriting discounts and commissions, are estimated to amount to approximately             $            .

The notes are a new issue of securities with no established trading market. The CEB has been advised by the Underwriter that it presently intends to make a market in the notes after completion of the offering. However, it is under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given with respect to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with this offering, the Underwriter may, subject to applicable laws and regulations, purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriter of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by the Underwriter may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time.

Other relationships

The Underwriter and its affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us, for which they have received customary fees, commissions and other payments, and they may provide these services to us in the future, for which they would receive customary fees, commissions and other payments.

GLOBAL CLEARANCE AND SETTLEMENT

The Global Note

The CEB will issue the notes in the form of one or more global debt securities (which is referred to herein as the global note) registered in the name of Cede & Co., as nominee of DTC. The global note will be issued:

•	only in fully registered form, and

•	without interest coupons.

You may hold beneficial interests in the global note directly through DTC if you have an account at DTC, or indirectly through organizations that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly. Euroclear Bank, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), are indirect participants in DTC, and therefore participants in Euroclear and Clearstream will hold beneficial interests in the notes indirectly at DTC.

What is a Global Security?  A global security (such as the global note) is a special type of security held in the form of a certificate by a depositary for the investors in a particular issue of securities. The aggregate principal amount of the global security equals the sum of the principal amounts of the issue of securities it represents. The depositary or its nominee is the sole legal holder of the global security. The beneficial interests of investors in the issue of securities are represented in book-entry form in the computerized records of the depositary. If investors want to purchase securities represented by a global security, they must do so through brokers, banks or other financial institutions that have an account with the depositary. In the case of the notes, DTC will act as depositary, Cede & Co. will act as DTC’s nominee and the Fiscal Agent will act as custodian of the global note.

Special Investor Considerations for Global Securities.  Because you, as an investor, will not be a registered legal holder of the global note, your rights relating to the global note will be governed by the account rules of your bank or broker and of the depositary, DTC, as well as general laws relating to securities transfers. The CEB will not recognize a typical investor as a legal owner of the notes and instead will deal only with the fiscal agent and DTC, the depositary that is the registered legal holder of the global note.

You should be aware that as long as the notes are issued only in the form of a global security:

•	You cannot get the notes registered in your own name.

•	You cannot receive physical certificates for your interests in the notes.

•	You will not be a registered legal holder of the notes and must look to your own bank or broker for payments on the notes and protection of your legal rights relating to the notes.

•	You may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•

As an owner of beneficial interests in the global note, you may not be able to pledge your interests to anyone who does not have an account with DTC, or to otherwise take actions in respect of your interests, because you cannot get physical certificates representing those interests.

•	DTC’s policies will govern payments of principal and interest, transfers, exchanges and other matters relating to your interest in the global note. The CEB and the fiscal agent have no responsibility for any aspect of DTC’s actions or for its records of ownership interests in the global note. Also, the CEB and the fiscal agent do not supervise DTC in any way.

•	DTC will require that interests in the global note be purchased or sold within its system using same-day funds.

Description of DTC.  DTC has informed us that:

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly.

DTC’s rules are on file with the Securities and Exchange Commission.

DTC’s records reflect only the identity of the account holders to whose accounts beneficial interests in the global note are credited. These account holders may or may not be the owners of the beneficial interests so recorded. The account holders will be responsible for keeping account of their holdings on behalf of the beneficial owners.

Definitive Notes

In a few special situations described in the next paragraph, the global note will terminate and your interests in it will be exchanged for physical certificates representing the notes. After that exchange, the choice of whether to hold the notes directly or in “street name” (in computerized book-entry form) will be up to you. You must consult your own bank or broker to find out how to have your interests in the notes transferred to your own name, if you wish to be a direct legal holder of the notes.

The CEB will cause definitive notes to be issued in exchange for the global note if DTC notifies the Bank that:

•	it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note;

•

it has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be so registered and the CEB does not appoint a successor depositary within 5 business days of its receipt of such notice; or

•	the CEB decide in our sole discretion not to have any of the notes represented by the global note.

The CEB would issue definitive notes in this way:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of multiples of $1,000.

Any definitive notes issued in this way would be registered in the names and denominations requested by DTC.

Payments on the Notes

The Global Note.  The fiscal agent will make payments of principal of, and interest on, the global note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest on, the notes will be payable in immediately available funds in U.S. dollars.

The CEB understands that it is DTC’s current practice, upon DTC’s receipt of any payment of principal of, or interest on, global securities such as the global note, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by DTC account holders to owners of beneficial interests in the global note held through these account holders will be the responsibility of the account holders, as is now the case with securities held for the accounts of customers registered in “street name”.

Neither the CEB nor the fiscal agent will have any responsibility or liability for any aspect of DTC’s or its account holders’ records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

“Street name” and other owners of beneficial interests in the global note should consult their banks or brokers for information on how they will receive payments.

Definitive Notes.  Payment of the principal of definitive notes, if any exist, may be made at the office of the fiscal agent and/or any paying agent appointed for such purpose. Payment of the interest on definitive notes will be paid by wire transfer to you if you are a registered holder of definitive notes and/or by any paying agent appointed for such purpose.

Unclaimed Payments on the Notes.  Any monies the CEB pays to the fiscal agent or any paying agent for the payment of the principal of or interest on any notes that remains unclaimed at the end of ten years or five years, respectively, after such principal or interest has become due and payable will be repaid to the CEB by such agent. Upon such repayment, all liability of the fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the notes when due.

Transfer and Exchange of the Notes

The Global Note.  Except as described below, the global note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial Interests in the Global Note.  Beneficial interests in the global note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of $1,000.

Definitive Notes.  You may present definitive notes, if any exist, for registration of transfer or exchange at the corporate trust office of the fiscal agent in the City of New York or London, which the CEB has appointed as the security registrar and transfer agent for the notes, and if such notes are listed on the regulated market of the Luxembourg Stock Exchange, at the office of the registrar and transfer agent appointed for such purpose.

Exercise of Legal Rights Under the Notes

DTC may grant proxies or otherwise authorize DTC account holders (or persons holding beneficial interests in the notes through DTC account holders) to exercise any rights of a legal holder of the global note or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Under its usual procedures, as soon as possible after a record date, DTC would mail an omnibus proxy to the CEB assigning Cede & Co.’s consenting or voting rights to those DTC account holders to whose accounts the notes are credited on such record date. Accordingly, in order to exercise any rights of a holder of notes, as an owner of a beneficial interest in the global note you must rely on the procedures of DTC and, if you are not an account holder, on the procedures of the account holder through which you own your interest.

The CEB understands that, under existing industry practice, in the event that you, as an owner of a beneficial interest in the global note, desire to take any action that Cede & Co., as the holder of the global note, is entitled to take, Cede & Co. would authorize the relevant DTC account holder to take the action, and the account holder would authorize you, as an owner of a beneficial interest in the global note, through its accounts, to take the action or would otherwise act upon the instructions of beneficial owners owning through it.

Although DTC has agreed to the procedures described above in order to facilitate transfers of notes among DTC account holders, DTC is under no obligation to perform or continue to perform such procedures, and these procedures may be modified or discontinued at any time.

“Street name” and other owners of beneficial interests in the global note should consult their banks or brokers for information on how to exercise and protect their rights in the notes represented by the global note.

Notices

All notices to holders of notes will be published in a daily English language newspaper of general circulation in London (expected to be the Financial Times) and in New York (expected to be The Wall Street Journal). In addition, so long as any of the notes are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, such notices will be published on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If the notes are represented by a global note, any such notices will be delivered to DTC.

Certain Other Provisions

You should refer to “Description of the Notes” for a description of certain other provisions of the notes and the fiscal agency agreement.

TAXATION

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest.  You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Debt Securities.  Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Payments of Interest.  Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities.  If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•

payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•

other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•

the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker (1) an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or (2) other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations,

•	or you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon on behalf of CEB by Sullivan & Cromwell LLP, Paris, France, and on behalf of the underwriters by Cleary Gottlieb Steen & Hamilton LLP, Paris, France. Sullivan & Cromwell LLP and counsel to the underwriters may rely as to certain matters on the opinion of the CEB’s General Counsel.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of the CEB in the United States of America is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

EXPERTS

The financial statements for the years ended December 31, 2008 and December 31, 2007, including the balance sheets, the profit and loss accounts, the statements of changes in equity, the cash flow statements and notes comprising a summary of significant accounting policies and other explanatory notes, have been audited by PricewaterhouseCoopers Audit, independent auditor, as stated in their report appearing elsewhere herein, and are included in reliance upon their report given on the authority of this firm as experts in accounting and auditing. The second three-year mandate of PricewaterhouseCoopers Audit as independent auditor expired on December 31, 2008. Upon the recommendation of the Administrative Council following an invitation to tender and an examination of the opinion of the Auditing Board, the Governing Board has appointed Deloitte & Touche, Paris, as the CEB’s independent auditors starting January 1, 2009.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST CEB

The headquarters of CEB’s operational services are located in France and the Governor of the CEB and the members of its Governing Board, Administrative Council, Executive Committee and Auditing Board as well as the experts referred to in this prospectus, are in most or all cases non-residents of the United States, and all or a substantial portion of the assets of the CEB and of such other persons may be located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over these persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of U.S. courts against such persons, including judgments predicated upon civil liabilities under U.S. securities laws. There may be doubt as to the enforceability in courts outside the United States in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in such courts of judgments of U.S. courts, including judgments imposing liabilities predicated upon U.S. securities laws. Such enforceability would also be subject to the Articles and the Protocol, which allow the CEB to apply national law as long as the CEB expressly agrees to such application and such law does not derogate from the Articles or the Protocol. As a result, if the application of New York law under the terms of the Notes were to derogate from the Articles or the Protocol, then the Articles or the Protocol would prevail (although the CEB does not believe that this would affect the ability of a Noteholder to make a claim in the event that any payment is not made under the Notes). In addition, the Articles and the Protocol grant the Bank certain privileges and immunities, including with respect to its assets and property, that may render enforcement of judgments of U.S. courts difficult or impossible. For more information on the Protocol and the Articles, see “The Council of Europe Development Bank—Legal Status”.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement of which this prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents the CEB has filed with it.

GENERAL INFORMATION

The following information is required by the rules of the Luxembourg Stock Exchange:

1.        The issuance of the Notes was duly authorized by the CEB pursuant to a resolution of the Administrative Council of September 18, 2009.

2.        The Notes have been accepted for clearance through DTC. The Global Note has been assigned ISIN No.                      and CUSIP No.                     .

3.        The CEB will appoint Citibank, N.A., London Branch as Paying Agent and transfer agent with respect to the Notes. A copy of the Fiscal Agency Agreement will be available for inspection at the offices of Citibank, N.A., London Branch and Dexia Banque Internationale à Luxembourg so long as any of the Notes are listed on the Luxembourg Stock Exchange. In addition, a copy of the current, and any future, published annual and interim report of the CEB may be obtained free of charge at the office of Dexia Banque Internationale à Luxembourg so long as any of the Notes are listed on the Luxembourg Stock Exchange.

FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT AUDITORS

Financial Statement Index

Report of the Independent Auditor for the years ended December 31, 2008 and 2007	F-2
Audited Financial Statements for the years ended December 31, 2008 and 2007	F-4
Unaudited Interim Financial Statements for the period ended June 30, 2009	F-46

PricewaterhouseCoopers Audit

63, rue de Villiers

92208 Neuilly-sur-Seine Cedex

Téléphone 01 56 57 58 59

Fax 01 56 57 58 60

INDEPENDENT AUDITOR’S REPORT

ON THE FINANCIAL STATEMENTS

Years ended December 31, 2008 and December 31, 2007

To the Members of the Governing Board and the Administrative Council

COUNCIL OF EUROPE DEVELOPMENT BANK

55, Avenue Kléber

75116 Paris

In compliance with the assignment entrusted to us by the Governing Board, we have audited the accompanying financial statements of the Council of Europe Development Bank for the years ended December 31, 2008 and December 31, 2007. These financial statements include the balance sheets, the profit and loss accounts, the statements of changes in equity, the cash flow statements and notes comprising a summary of significant accounting policies and other explanatory notes.

The Governor is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA). Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Governor, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Council of Europe Development Bank as of December 31, 2008 and December 31, 2007, and of its financial performance and its cash flows for the years then ended, in accordance with IFRSs as adopted by the European Union.

Neuilly-sur-Seine, June 25, 2009

PricewaterhouseCoopers Audit

Dominique Paul

FINANCIAL STATEMENTS PREPARED IN COMPLIANCE WITH IFRS STANDARDS ADOPTED BY THE EUROPEAN UNION

The Bank’s objectives

“The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced as a result of the presence of refugees, displaced persons or migrants consequent upon movements of refugees or other forced movements of populations and as a result of the presence of victims of natural or ecological disasters.

The investment projects to which the Bank contributes may be intended either to help such people in the country in which they find themselves or to enable them to return to their countries of origin when the conditions for return are met or, where applicable, to settle in another host country. These projects must be approved by a member of the Bank.

The Bank may also contribute to the realisation of investment projects approved by a member of the Bank which enable jobs to be created in disadvantaged regions, people in low income groups to be housed or social infrastructure to be created”.

(Articles of Agreement, Article II).

Sectors of action

In accordance with Resolution 1495 (2006) approved by the Administrative Council on 16 June 2006, the CEB contributes to the implementation of socially-oriented investment projects in favour of social cohesion through three major sectoral lines of action, namely the strengthening of social integration, management of the environment and the development of human capital.

Its actions comply with eligibility criteria specific to each sectoral line of action, thus reflecting not only the CEB’s specific social vocation, but also the development logic underpinning all its activity.

Each of these three action lines involves the following fields:

•	Strengthening of social integration

To contribute to strengthening social integration and thus to attack the roots of exclusion means, at operational level, acting in favour of refugees, migrants and displaced persons, promoting social housing and the creation and preservation of jobs, improving living conditions in urban and rural areas and modernising the infrastructure of administrative and judicial public services.

•	Management of the environment

To contribute to managing the environment means not only systematically responding to emergency situations in the event of natural or ecological disasters, but also promoting protection of the environment and preservation of historic and cultural heritage.

•	Development of human capital

Providing support for the development of human capital in the key sectors of health, education and vocational training in the long run facilitates more dynamic and more equitable social and economic growth, thus promoting individual fulfilment and collective well-being.

Balance sheets

In thousand euros
Assets	Notes	31/12/2008	31/12/2007

Cash in hand, balances with central banks		194 275	185 983

Financial assets at fair value through profit or loss		289 582	182 180

Hedging derivatives	D	1 693 822	1 003 008

Available-for-sale financial assets	E	2 628 227	2 262 071

Loans and advances to credit institutions and to customers

Loans	F	12 601 277	12 114 377

Advances	F	1 979 204	746 850

Financial assets held to maturity	E	1 975 983	1 969 611

Fixed assets	G	31 738	30 460

Other assets		8 932	14 405

Total assets		21 403 040	18 508 945

Liabilities

Financial liabilities at fair value through profit or loss		2 515 544	2 761 104

Hedging derivatives	D	434 793	436 552

Amounts owed to customers	H	73 281	52 264

Debt securities	H	16 171 014	13 263 780

Other liabilities		277 269	32 642

Selective Trust Account (STA)	I	78 684	75 464

Provisions	J	67 726	61 454

Total liabilities		19 618 311	16 683 260

Capital	K

Subscribed		3 303 450	3 303 450

Uncalled		(2 933 712)	(2 933 712)

Called		369 738	369 738

General reserve		1 489 760	1 401 487

Unrealised or deferred gains or losses	E	(170 596)	(38 813)

Profit for the year		95 827	93 273

Total members’ equity		1 784 729	1 825 685

Total liabilities and members’ equity		21 403 040	18 508 945

Profit and loss accounts

In thousand euros

	Notes	2008	2007

Interest receivable and similar income

Available-for-sale financial assets		131 029	96 666

Loans and advances to credit institutions and to customers		673 265	574 063

Financial assets held to maturity		92 554	92 243

Interest expenses and similar charges

Amounts owed to credit institutions and to customers		(8 589)	(7 686)

Debt securities		(767 179)	(635 348)

Other interest expenses and similar charges		(3 098)	(2 762)

Interest margin	L	117 982	117 176

Net gains or losses on financial instruments at fair value through profit or loss	M	9 815	5 509

Net gains or losses on available-for-sale financial assets	N	(626)	675

Net commissions	O	(418)	(498)

Net banking income		126 753	122 862

General operating expenses	P	(28 394)	(27 984)

Net depreciation charges of fixed assets	G	(1 623)	(1 605)

Operating profit before risk cost		96 736	93 273

Risk cost	Q	(909)

Profit for the year		95 827	93 273

Statement of changes in members’ equity

In thousand euros

	Called capital	Reserves and result	Unrealised or deferred gains/losses	Total members’ equity

Members’ equity as at 1 January 2007	368 648	1 404 448	(301)	1 772 795

Appropriation of profit for the 2006 financial year		(6 000)		(6 000)

Profit for the 2007 financial year		93 273		93 273

Other movements	1 090	3 039	(38 512)	(34 383)

Members’ equity as at 31 December 2007	369 738	1 494 760	(38 813)	1 825 685

Appropriation of profit for the 2007 financial year		(5 000)		(5 000)

Profit for the 2008 financial year		95 827		95 827

Other movements			(131 783)	(131 783)

Members’ equity as at 31 December 2008	369 738	1 585 587	(170 596)	1 784 729

Statements of cash flows

In thousand euros

For the year ended 31 December	Notes	2008	2007

Profit for the year		95 827	93 273

+/- Net depreciation charges of tangible and intangible fixed assets	G	1 624	1 605

+/- Net provision charges		909

+/- Net loss/net profit from investment operations		3 160	3 417

+/- Other movements		(23 066)	23 196
Total of non-monetary items included in the result		(17 373)	28 218

+/- Cash flows related to operations with credit institutions and customers		(370 760)	(114 873)

+/- Cash flows related to other operations affecting financial assets or liabilities		(564 581)	(539 624)

+/- Cash flows related to operations affecting non-financial assets or liabilities		229 477	(22 852)
Net decrease /(increase) of assets and liabilities resulting from operational activities		(705 864)	(677 349)

Total net cash flows generated by operational activities (a)		(627 410)	(555 858)

+/- Cash flows related to financial assets held to maturity		(11 320)	(62 793)

+/- Cash flows related to tangible and intangible fixed assets	G	(2 901)	(1 652)

Total net cash flows related to investment operations (b)		(14 221)	(64 445)

+/- Cash flows from/to member states		9 001	15 365

+/- Net cash flows from financing operations		1 856 134	430 371

Total net cash flows related to financing operations (c)		1 865 135	445 736

Effects of exchange rate variations on cash and cash equivalents (d)		11 294	(42 175)

Net increase/(decrease) in cash and cash equivalents (a)+(b)+(c)+(d)		1 234 798	(216 742)

Cash and cash equivalents at the beginning of the financial year		931 458	1 148 200

Cash in hand, central banks		185 983	47

Advances repayable on demand or with agreed maturity dates or periods of notice with credit institutions	F	745 475	1 148 153

Cash and cash equivalents at the end of the financial year		2 166 256	931 458

Cash in hand, central banks		194 275	185 983

Advances repayable on demand or with agreed maturity dates or periods of notice with credit institutions	F	1 971 981	745 475

Net cash flows variations		1 234 798	(216 742)

Financing activities consist of cash flows deriving from debt securities.

NOTES TO THE FINANCIAL STATEMENTS

Note A – Summary of principal accounting methods applied

The main norms regarding valuation methods and the manner of presentation used by the Bank (“CEB”) in drawing up its financial statements are specified below.

The Bank’s financial statements were prepared in conformity with IFRS standards as adopted by the European Union, implemented in compliance with European regulation 1606/2002. (This frame of reference is available on the web site of the European Commission at the address: http://ec.europa.eu/internal_market/accounting/ias_en.htm).

The accounting principles and methods retained for the draw-up of 2008 financial statements are identical to those used for the financial statements of the previous financial year.

The Bank did not anticipate the implementation of new standards, amendments or interpretation adopted by the European Union when their implementation was optional in 2008, namely the IFRS 8 “Operating segments”; IFRIC 14 “The limit on a defined benefit asset minimum funding requirements and their interaction”, IFRIC 11 “Group and treasury share transactions”. These norms and interpretations have no major impact on the information provided in the appendices to the financial statements.

Within the context of the application of IFRS, the main areas of assessment relate to credit risk valuation. Except for this factor, the CEB’s nature of operations do not require, in terms of discretion and valuation complexity, significant estimates or defining assumptions in preparing the financial statements. However, economic and demographic assumptions are used to value the post-employment social commitments.

FINANCIAL ASSETS AND LIABILITIES

Foreign currency transactions

The financial statements are presented in euros.

Monetary assets and liabilities denominated in foreign currencies other than the euro are translated into euros at the exchange rate applicable at the end-date of the accounting period. Exchange adjustments resulting from this foreign currency translation are accounted for in the profit and loss account.

Non-monetary assets denominated in foreign currencies, particularly shares and other variable-yield securities which are classified as “Available-for-sale financial assets” are translated into euros at the exchange rate applicable at end-date except if this financial asset is subject to a fair value hedging for the foreign exchange risk. Exchange variations resulting from translation into euros are recorded under members’ equity and are accounted for in the profit and loss account only at the disposal of the security, or in the eventuality of its depreciation.

Forward currency transactions are valued at market value by using the forward exchange rate applicable for the remaining period for the currency concerned. Cash positions are valued at the spot exchange rate at the end of the period. Any resulting exchange differences are recorded in the profit and loss account.

Loans

Loans given out by the Bank are first recorded at their market value which in general is the equivalent of the net amount initially disbursed.

Thereafter, loans are valued at the amortised cost and interest is calculated on the basis of the total effective interest rate method.

Financing commitments are recorded in the off-balance sheet for the amount not yet used.

Loan depreciation is accounted for when there is an objective indication of a measurable loss in value following an event that occurred after loan approval.

Represents namely an objective indication of a loss of value, any observable data being related to the following events:

•	the existence of at least a three month unpaid amount

•	awareness or observation of significant financial difficulties for the counterparty leading to the conclusion of a proven existing risk, whether an unpaid amount has been noted or not

•	the concessions yielded with the terms of the loans, which would not have been granted without financial difficulties claimed by the borrower.

This principle also applies to provisions relating to financing commitments.

Changes in value of such depreciated loans are recorded under “Risk cost” in the profit and loss account.

In application of IAS 39, within the ambit of fair value hedging transactions, the loan book value is adjusted for the profits or losses relative to the hedged risk.

Securities

Securities held by the Bank are classified under two categories:

•	Financial assets held to maturity

The category “Financial assets held to maturity” includes securities at fixed income and fixed maturity which the Bank has the intention and the capacity to hold to maturity.

Securities classified under this category are accounted for at their fair value, increased with transaction costs resulting directly from their purchase. They are subsequently accounted for at the amortised cost in accordance with the effective interest rate method, which includes the amortisation of the premium or discount equivalent to the difference between their purchase price and their reimbursement value.

Income from these securities is recorded under “Interest receivable and similar income” in the profit and loss account.

Depreciation of securities held to maturity is accounted for when there is an objective indication of a measurable loss in value, due to a counterparty risk, and resulting from events subsequent to the purchase of the asset. Criteria for depreciation are similar to those applied to loan depreciation.

Changes in value of such depreciated assets are recorded under “Risk cost” in the profit and loss account.

•	Available-for-sale financial assets

The “Available-for-sale financial assets” category includes fixed income or variable-yield securities which do not fall under the previous category.

The value recorded when they are first accounted for is the trade price (i.e. the value of the consideration paid).

Securities under this category are valued at their market value at end-date and any changes in value, exclusive of income earned, are presented under a specific heading in the members’ equity “Unrealised or deferred gains or losses”, except when valuable securities are covered by a fair value hedging. In such a case, the securities’ book value is adjusted for the profits or losses relative to the hedged risk in the profit and loss account, in conformity with IAS 39 standard.

It must be noted that the Bank did not retain the option of reclassifying available-for-sale financial assets as provided for by the amendment modifying then norms IAS 39 and IFRS7.

The market value is equivalent to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value used is the quoted market price in cases where the security is quoted in an active market. If need be, in absence of an active market, the market value is the one determined by the depository company.

At the disposal or depreciation of the securities (in cases of durable depreciation), these unrealised gains or losses previously recorded under members’ equity are accounted for in the profit and loss account under “Net gains or losses on available-for-sale financial assets”.

Depreciation of financial assets available for sale is recorded on a one-to-one basis in the profit and loss account in cases of an objective indication of durable depreciation resulting from one or more events subsequent to the purchase. Criteria for depreciation of debt instruments are similar to those applied to loan depreciation.

In case of a subsequent improvement, a reversal of provisions relative to fixed income securities is recorded under the profit and loss account. In the case of variable-yield securities, the provision will not be reversed to the profit and loss account before the date of disposal of the security.

Gains or losses from disposal of securities classified under “Available-for-sale financial assets” are recorded in the profit and loss account under “Net gains or losses on available-for-sale financial assets”.

Income from fixed income securities under this category, which is accounted for on the basis of the effective interest rate method, is presented under “Interest receivable and similar income” in the profit and loss account. Dividend from variable-rate securities is recorded under “Net gains or losses on available-for-sale financial assets”.

•	Date and accounting criteria

Securities classified under the two categories above are recorded in the balance sheet at the conclusion date of the transaction.

Issued debt securities

Securities issued by CEB qualify as debt instruments by reason of a contractual obligation for the Bank to pay their holder.

Debt securities are first recorded at their issuance value net of transaction charges and are subsequently valued at their amortised cost by using the effective interest rate method.

In application of IAS 39, within the ambit of fair value hedging transactions, the book value for issued debt is adjusted for the profits or losses relative to the hedged risk.

Derivatives

All derivatives are accounted for in the balance sheet at trade date at their transaction price. At end-date they are revalued at their market value.

Derivatives are classified under two categories:

•	Trading derivatives

Derivatives are by default considered to be trading instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the item “Fair value financial assets through profit or loss” in cases of positive market value and under “Fair value financial liabilities through profit or loss” when the market value is negative. Profits or losses are recorded in the profit and loss account under the line item “Net gains or losses on fair value financial instruments through profit or loss”.

•	Derivatives and hedge accounting

Fair value hedging is used by the Bank to cover namely the interest rate risk of assets and liabilities with fixed interest rate, for identified financial instruments (loans, assets available for sale, debt issues, and borrowings).

In order to qualify a hedging derivative, the Bank keeps a report on the hedge from its initial application. This report specifies the designated asset or liability, the hedged risk, the type of derivative used and the evaluation method which will be employed in assessing the retrospective and prospective effectiveness of the hedge. The hedging derivative designated as hedge has to be highly effective in order to compensate for the value variations resulting from the hedged risk; this effectiveness has to be ensured from the hedge’s initial application and subsequently throughout its life.

In the case of fair value hedging, derivatives are revalued in the balance sheet at their fair value, whilst fair value variations are recorded in the profit and loss account under “Net gains or losses on fair value financial instruments through profit or loss”, symmetrically to the revaluation of the instruments hedged for the estimated risk. In the balance sheet, in the case of hedging of identified assets or liabilities, the revaluation of the hedged item is accounted for in conformity with the classification of the hedged instrument. The impact recorded in the profit and loss account represents the eventual ineffectiveness of the hedge.

In cases where a hedge is interrupted or it no longer satisfies the effectiveness tests, hedging derivatives are transferred to the trading portfolio and accounted for in accordance with the policies applicable to this category. In the case of initially hedged identified interest rate instruments, the revaluation amount with respect to these instruments recorded in the balance sheet is amortised at the effective interest rate for its residual life duration. If the hedged items no longer figure in the balance sheet, particularly due to early redemption, this amount is immediately recorded in the profit and loss account.

FIXED ASSETS

Fixed assets recorded under the Bank’s balance sheet include tangible and intangible fixed operating assets.

The fixed assets are recorded at their purchase price, to which, expenses directly connected are added.

Depreciation is calculated according to the estimated useful life of the asset expected by the Bank using the straight-line method, the residual value of the asset being deducted from its depreciable basis.

At every end-date, fixed assets are valued at their amortised cost (cost less depreciation and any possible impairment) and in which case, an accounting adjustment is carried out with respect to the useful life and the residual value.

Tangible fixed assets

The following is the breakdown of the “building” part of the operational premises, every element being depreciated according to its own useful life:

-	Main works	50 years
-	Façade and roofing	50 years
-	General and technical installations	10 years
-	Fixtures and fittings	10 years

Land is not depreciated. The other tangible fixed assets are depreciated according to the following durations:

-	Fittings and furniture	10 years
-	Vehicles	4 years
-	Office and IT equipment	3 years

Intangible assets

Intangible assets (IT software) are amortised by using the straight-line method over either 1 year (office software) or 5 years (application software).

POST-EMPLOYMENT STAFF BENEFITS

The Bank’s pension scheme is a defined benefit scheme, funded by contributions made partly both by the Bank and partly by the employees. Benefits are calculated on the number of years of service and a percentage of the basis remuneration of the last year of service.

The other two post-employment benefit schemes (possibility for retired staff to maintain the medical insurance and fiscal adjustment if they wish so) are likewise defined as benefit schemes.

These schemes, which are valued and for which provisions are set up, represent a commitment on the part of the Bank.

In conformity with IAS 19, actuarial valuations are carried out on these commitments, taking into account both financial and demographic assumptions.

The amount of the provision in relation to these commitments is determined by an independent actuary in accordance with the projected unit credit method.

The Bank applies the “corridor” method to calculate changes in the level of its actuarial variations relating to post-employment benefits. This method leads to the amortisation, in the profit and loss account, of the actuarial variances over the average number of expected remaining working years of the beneficiaries to the pension scheme when such changes represent over 10% of the discounted value of the commitment relative to the defined benefits.

SELECTIVE TRUST ACCOUNT (STA)

The Selective Trust Account aims at providing rate subsidies for loans or donations granted by the Bank in favour of eligible countries such as those defined by the Administrative Council. Its general operating principles are defined by the Resolution 1495 (2006) approved by the Administrative Council on 16 June 2006.

The STA essentially targets population groups such as:

Priority target groups :	• refugees, displaced populations, migrants • populations victims of natural or ecological disasters

Vulnerable target groups :	• populations below the poverty threshold (less than 60% of median national income) • abandoned children and disabled persons • ethnic minorities

•	Interest rate subsidies

A project financed by the Bank, may, upon the Governor’s proposal, be granted rate subsidies relative to the STA following approval by the Administrative Council. The resources of the STA are used for projects with a high social value, in eligible countries.

•	Donations

Donations are aimed at funding projects that correspond to priority objectives in favour of priority or vulnerable target groups, within eligible countries.

The account is funded with allocations perceived from the Bank’s member states, through dividends of a social nature allocated upon appropriation of the Bank’s result. It may also be funded by voluntary contributions from the Bank’s member states and the Council of Europe.

Interest rate subsidies and donations are subject to approval by the Bank’s Administrative Council.

Donations are granted to the beneficiaries and interest rate subsidies are recorded in the profit and loss account under “Interest receivable and similar income” and are spread over the life of the relative loans.

References to the Selective Trust Account can be found in an appendix note (Note I).

PROVISIONS

Same as at 31 December 2007, provisions recorded on the liabilities side of the Bank’s balance sheet as at 31 December 2008 concern exclusively post employment social commitments and staff benefits.

RELATED PARTIES

With respect to IAS 24, the Bank does not control any entity and has no share investments. Moreover, the Bank is not a subsidiary of any entity. The financial statements are not affected by related party relationships.

COMPENSATION FOR CHAIRPERSONS AND APPOINTED OFFICIALS

The Articles of Agreement of the CEB lay down that the organisation, administration and supervision of the Bank are divided between the following Organs:

-	the Governing Board

-	the Administrative Council

-	the Governor

-	the Auditing Board.

The Governing Board and the Administrative Council each consist of a Chairman and one representative appointed by each member state. A Vice-Chairman is elected among the members of each Body. The Chairman of the Governing Board and the Chairman of the Administrative Council are elected by the Governing Board for a 3-year term, and may be re-elected for a further 3-year term. The annual allowances of the Chairpersons and the Vice-Chairpersons are fixed by the Administrative Council for the duration of their terms of office.

The Governor is appointed by the Governing Board for a 5-year term and may be re-appointed. He is assisted by the Vice-Governor Delegate and 2 other Vice-Governors. They are appointed by the Governing Board upon the Governor’s proposal, for a 5-year term and may be re-appointed. Their emoluments are fixed by the Administrative Council, within the framework of the approval of the annual budget of the Bank.

The gross compensation for CEB’s Chairpersons and Appointed Officials is analysed as follows:

Euro thousand	2008	2007

Office allowances
Chairman of the Governing Board	45	45
Chairman of the Administrative Council	45	45
Vice-Chairman of the Governing Board (prorata temporis on 2007, as from 16 June)	6	3
Vice-Chairman of the Administrative Council	6	6

Emoluments
Governor	315	312
Vice-Governor Delegate	254	252
Vice-Governor Ruiz-Ligero	240	237
Vice-Governor Tarafás (prorata temporis on 2007, as from 2 May)	240	158

CEB’s chairpersons and Elected Officials do not receive any stock options or any other kind of bonus. At the end of their mandate, the Governor and Vice-Governors receive either a retirement pension or a tax exempt temporary allowance equivalent to 40% up to 50% of their last basic salary, for a maximum of 3-year period. This allowance is limited in a way that its amount, cumulated with other possible emoluments, does not exceed, in any case, the amount of the last basic salary received from CEB.

The Governor and Vice-Governors are affiliated to the medical cover and pension scheme of the CEB.

TAXATION

The Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe states that the Bank’s assets, income and other property are exempt from all direct taxes.

Note B – Financial Risk and Capital Management

Within the context of its project financing activities and treasury management, the CEB is exposed to four main types of risks: credit risk, market risk, liquidity risk and operational risk.

The information disclosed in this note relates to the Bank’s exposure to each of the above risks, the Bank’s objectives, policies and processes for measuring and managing risk, and the Bank’s capital management.

Risk management and control is paramount in maintaining the creditworthiness of a financial institution. Therefore, the CEB regularly reviews its risk management and monitoring procedures respecting the principle of methodology continuity in order to comply with best banking practices.

As a supranational financial institution, the CEB it is not subject to its Member States’ regulatory ratios, nor to the Basle Committee Recommendations and neither to the European Union Directives. However, the CEB uses these regulations in its risk management and control policy.

Globally, regarding IFRS 7, risk management procedures and risk assessment methodologies are unchanged compared to the year before (IFRS 7.33c).

The Bank’s Organs have overall responsibility for setting up and supervising the risk management framework.

Decision-Making Committees

The Governor has therefore created several decision-making committees which are responsible for developing and monitoring risk management policies in their specified areas. The Governor presides over all these committees.

— The Risk Committee is the cornerstone of the Bank’s credit risk management framework. Risk management policies are established to identify and analyse the risks faced by the Bank, to set appropriate risk limits and controls and to monitor the respect of those limits. Once a week, the Risk Committed takes decisions based on Global Risk Management Department’s analyses and recommendations. On a quarterly basis, the Committee addresses all issues relate to operational risk (former Committee for Operational Risks and Organisation (CORO))

— The ALM Committee: decides on assets and liabilities management strategy of the Bank. It takes the necessary decisions with regard to financial risks in light of the Bank’s quarterly ALM report and in accordance with the financial policies approved by the Administrative Council.

— The Finance Committee: reviews on a weekly basis all aspects of the bank’s financial activity (Treasury, Debt, changes of financial markets, Liquidity). On a quarterly basis the Committee addresses the funding strategy and the pricing policy. The Committee also decides the borrowing strategy (amounts, currencies, conditions and timing) taking into account the Bank’s projected liquidity needs and in accordance with the annual borrowing authorization voted by the Administrative Council, further to proposals made by Bank’s management.

The reporting on credit risk management

On a weekly basis, Risk Committee’s members are informed about the Bank’s exposure on credit risk. In addition, a quarterly Risk Management Report (credit, market, operational) is sent to the Administrative Council’s Members. Finally, the Annual Governor’s Report dedicates an important chapter to risk management within the Bank and provides detailed information as to the status of its exposure at the end of each financial year.

1	Credit risk

Credit risk is the risk of financial loss to the Bank if a counterparty fails to meet its contractual obligations, and arises principally from the Bank’s lending and treasury activities.

The Global Risk Management Department identifies, assesses and manages all credit risks arising from CEB’s activities, whether lending, securities or derivatives. Before deciding to finance a new project, the Department analyses the operation, taking into account the counterparty’s creditworthiness, outstanding transactions and country risk and proposes credit enhancement if needed. Besides, the Global Risk Management Department regularly monitors the compliance with portfolio management policies (loans, securities, derivatives) and supervises the Bank’s large exposure. A quarterly Risk Management Report (credit, market, operational) is presented to the Administration Council.

The outstanding approval process makes the distinction between the financing of a project and a treasury operation. Once a project is identified by the Directorate General for Loans, Global Risk Management Department assesses the transaction and determines an internal rating. Then, the Risk Committee approves, modifies or refuses the proposed limits. Finally, the Administrative Council must approve each project.

As for the Directorate General for Finance’s operations, the Administrative Council sets up the framework of its financial operations through the definition of the Investment Policy. Global Risk Management Department assesses the different counterparties, assigns internal ratings and proposes limits which are then approved, modified or refused by the Risk Committee.

The rating process: in line with the best banking practices, Global Risk Management Department assigns an internal rating to all counterparties based upon analyses made either on site or not. The internal rating scale goes from 1 to 10, 10 being the best grade. Each internal grade has its equivalent on international rating agencies’ scale (10 = AAA, 9.5 = AA+, etc.…).

Two types of internal ratings are assigned: counterparty ratings and project ratings.

The internal counterparty rating is based upon qualitative and quantitative criteria. The model is based among other criteria upon international agencies’ ratings, when available. Scoring models, developed in-house, enable to apply various ratios according to the type of counterparty (States, regional entities, financial institutions, corporate, …). Specific internal rating grids are used when a counterparty is not rated by an international agency.

The project rating is based on the internal counterparty rating and then takes into account, if need be, all credit enhancement applied to the transaction (collateral, guarantee, letter of comfort, assignment of receivables and other structures that reduce of the final risk).

The Bank has set up a methodology to validate the internal rating system, based upon gaps analysis between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

International rating agencies consider a rating as “investment grade” when it is equal or higher than Baa3/BBB-. Conversely, if the rating is equal or lower than Ba1/BB+ it will be considered as “below investment grade”.

The process of limits’ assignment: upon request from the operational directorates, Global Risk Management Department sets-up limits for each counterparty, which are then validated by the Risk Committee. These limits are reviewed once a year, unless the situation requires a shorter periodicity. Limits are established in nominal amounts.

•	Credit Risk Exposure

The nominal value of credit risk exposure (accrual interests not included) for all Bank’s transactions (loans, stock of project committed, deposits, securities and derivatives), at 31 December 2008 and at 31 December 2007, is detailed below. It must be underlined that concerning the loan portfolio, credit enhancements are taken into account.

	in million euros				in million euros
	AAA/AA	A/BBB	Below investment grade	2008 TOTAL	AAA/AA	A/BBB	Below investment grade	2007 TOTAL
Loans	6 646	4 438	1 339	12 423	6 406	4 852	749	12 007
Financial commitments	594	1 502	1 306	3 402	581	2 326	328	3 235
Placements	1 960	0	0	1 960	739	0	0	739
Securities	4 005	595	0	4 600	4 074	54	0	4 128
Nostro	205	1		206	0	0	0	0
Swap - add on	648	202	0	850	594	128	0	722
Forex	21	0	0	21	15	0	0	15
Swap coll - net present value not covered	14	0	0	14	4	0	0	4
TOTAL	14 093	6 738	2 645	23 476	12 413	7 360	1 077	20 850

Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies

•	Loan portfolio

In 2008, loans outstanding increased by 3.5% compared to 2007, reaching € 12.4 billion at 31 December 2008. As shown in the matrix below, loans outstanding rated “Investment Grade” represent 89.2% of total portfolio, against 93.8% at end 2007.

As for other multilateral financial institutions, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

•	Credit enhancements in the loan portfolio

At 31 December 2008, the amount of credit enhancements in the loan portfolio ensuring a 100% risk transfer totals € 2.1 billion (against € 1.9 billion at end 2007); these enhancements are made of guarantees for € 1.7 billion and of collaterals for € 0.4 billion.

The overall impact of these enhancements on the Bank’s risk profile is presented below:

					in million euros
				2008				2007
	Amount	before %	Amount	after %	Amount	before %	Amount	after %
AAA/AA	5 783	47%	6 646	53%	6 008	50%	6 406	53%

A/BBB	5 141	41%	4 438	36%	5 175	43%	4 852	41%

Below investment grade	1 499	12%	1 339	11%	824	7%	749	6%

TOTAL	12 423	100%	12 423	100%	12 007	100%	12 007	100%

Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies

Loans outstanding on non rated counterparties by international rating agencies, represents 8.2% of the overall loan portfolio and the internal rating assigned to these counterparties are spread between 2.5 and 9.5.

At 31 December 2008, the CEB did not have any non performing loans (neither at end 2007).

•	Stock of projects committed

In 2008, the stock of projects committed increased 5.1%, to reach € 3.4 billion at the end of the year compared to € 3.2 billion at end of 2007.

			in million euros

	2007	2008	Change 2008-2007

AAA/AA	581	595	2%

A/BBB	2 326	1 502	-35%

Below investment grade	328	1 306	298%

Total committed	3 235	3 402	5%

Rating as recommended by the Basel Committee (second best rating), otherwise internal rating when no rating available from the international rating agencies

•	Breakdown by rating and nature of the loan portfolio

	in million euros
	2008				2007
	AAA/AA	A/BBB	Below investment grade	TOTAL	AAA/AA	A/BBB	Below investment grade	TOTAL

States	887	2 093	1 214	4 194	437	2 870	725	4 032

Public administrations	577	264	17	859	698	173		871

State financial institutions	525			525	554			554

Special financial institutions	862	206	39	1 106	895	155	5	1 055

Other banks	3 723	1 689	39	5 451	3 719	1 535	19	5 273

Non financial institutions	73	185	30	288	103	119		222

TOTAL	6 646	4 438	749	12 423	6 406	4 852	749	12 007

Rating as recommended by the Basel Committee (second best rating), otherwise internal rating when no rating available from the international rating agencies.

•	Breakdown by rating and nature of the outstanding of the 10 main borrowers

		in million euros					in million euros
		2008					2007
		AAA/AA	A/BBB	Below Investment Grade	TOTAL	%		AAA/AA	A/BBB	Below Investment Grade	TOTAL	%
1	STATE B		768		768	5%	STATE A			653	653	5%
2	STATE A			672	672	6%	STATE B		638		638	5%
3	Other bank A	600			600	4%	STATE C		571		571	5%
4	STATE C		517		517	5%	Other bank A	557			557	5%
5	State financial inst.	514			514	4%	State financial inst.	539			539	4%
6	STATE E	501			501	3%	STATE D		476		477	4%
7	STATE F			441	441	4%	STATE E		459		459	4%
8	STATE D		421		421	3%	Other bank B	435			435	4%
9	Other bank C	414			414	3%	Other bank C	383			383	3%
10	Other bank B	391			391	4%	Other bank D	382			382	3%
	Sub_total	2 419	1 706	1 114	5 239	42%	Sub_total	2 296	2 144	653	5 094	42%
	Others	4 227	2 732	225	7 184	58%	Others	4 110	2 708	96	6 913	58%

	TOTAL	6 646	4 438	1 339	12 423	100%	TOTAL	6 406	4 852	749	12 007	100%

Rating as recommended by the Basel Committee (second best rating), otherwise internal rating when no rating available from the international rating agencies.

•	Securities portfolios

The CEB manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets. Securities in both portfolios are basically denominated in euros: 94.9% at end 2008 compared to 96% at end 2007.The following table displays the breakdown per rating of the outstanding nominal value of each of these portfolios at 31 December 2008 and at 31 December 2007:

					in million euros
				2008				2007
	AAA	AA	A	Total	AAA	AA	A	Total
Available-for-sale financial assets	902	1 324	515	2 741	267	2 001	19	2 287

Financial assets held to maturity	1 399	380	80	1 859	1 545	261	35	1 841

TOTAL	2 301	1 704	595	4 600	1 812	2 262	68	4 128
	50%	37%	13%	100%	44%	55%	2%	100%

Rating as recommended by the Basel Committee (second best rating), otherwise internal rating when no rating available from the international rating agencies.

Breakdown by country of issuers of the two securities portfolio is as follows:

			in million euros
		2008		2007
Financial Assets Held to Maturity
France	1 163	62%	1 168	63%
Portugal	200	11%	0	0%
Italy	161	9%	161	9%
Germany	148	8%	183	10%
Spain	93	5%	153	8%
Other countries	95	5%	177	10%
Sub-total	1 859		1 841

Available-for-Sale Financial Assets
France	944	35%	804	35%
United States	771	28%	766	33%
Netherland	337	12%
Spain	310	11%	450	20%
Germany	310	11%
Other countries	70	3%	266	12%
Sub-total	2 741		2 287
Total	4 600		4 128

•	Derivatives

The Bank uses Interest Rate Swaps and Currency Interest Rate Swaps to hedge its market risk on its lending operations, on its portfolio of available for sale financial assets and on its borrowing operations.

Derivative transactions, in all cases, require prior credit clearance of the counterparty by the Risk Committee and prior signing of a framework agreement (for example, the ISDA Master Agreement). In addition, for transactions with a maturity of over five years, the counterparty must have a minimum AA rating or have signed a CSA (Credit Support Annex) collateral agreement with the CEB.

All swap transactions are valued at their net present value and positions per counterparty are monitored daily so that additional collateral can be requested if necessary.

At 31 December 2008, almost all notional outstanding derivatives were collateralised (99.98%) as for 2007 (99.96%).

The Bank can receive as collateral for derivatives: cash and/or AAA rated securities (US Treasuries or German Bund). At 31 December 2008 as for end 2007, all collateral received was cash.

•	Large exposure

An exposure (loans, securities, deposits, derivatives and stock committed) to a counterparty or group of connected counterparties is considered a large exposure where its value is equal to or exceeds 10% of own funds. The CEB adopts, for this purpose, as the definition of own funds paid-in capital, reserves, potential gains and losses on available-for-sale financial assets, profits plus uncalled capital of shareholder countries with a AAA or AA rating (according to Moody’s, Standard & Poor’s and Fitch Ratings).

In accordance with the Basel Committee Recommendations and European Union Directives, the Bank ensures that no counterparty (or group of connected counterparties) exceeds the limit of 25% of own funds as defined above, and that the cumulative total of large exposures does not exceed 800% of said own funds.

At 31 December 2008, the Bank had only four large exposures and none exceeded the limit of 25% of the Bank’s own funds. The total outstanding to these counterparties amounted to € 3.8 billion, i.e. 92.0% of the CEB’s own funds, versus a limit of 800% (€ 2.0 billion, i.e. 49.5% in 2006). Sovereign risk is excluded for the purpose of this calculation.

2          Market risk

•	Interest rate and currency risks

Market risk includes, in particular, the risk of a loss being incurred as a result of an adverse fluctuation in interest or exchange rates.

The bank is exposed, within the ambit of its ordinary operations (loans, borrowings, treasury operations) to interest rate and currency risks. The key principle adopted is a systematic hedging of positions, in order to maintain interest rate risks and currency risks as low as possible. The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through a hedging swap.

The Bank therefore resorts to derivatives, mainly currency exchange and interest rate contracts. The Bank uses these instruments within the ambit of micro-hedging or macro-hedging operations:

-	Micro-hedging operations: derivatives used to hedge market risk deriving from a specific element of the asset (loan, security) or the liability (borrowing)

-	Macro-hedging operations: derivatives used to cover global market risks measured through balance sheet evaluation.

At 31 December 2008, as at 31 December 2007, currency exchange and interest rate contracts are exclusively used as micro-hedging.

Due to this strategy adopted, the interest rate risk in the Bank’s balance sheet is limited to the amount of held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of members’ equity, the Selective Trust Account and of provisions for post-employment social commitments.

Interest rate risk and currency risk are measured and followed-up by the ALM Department, placed under the authority of the Chief Financial Officer.

The ALM Department issues, by the end of every quarter, a report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyses on one hand, the consequences of a fluctuation in the interest rates and EUR/USD parity exchange on the Bank’s results. It also produces an analysis on the projected liquidity situation.

If necessary, the ALM Department informs about effective or projected limit overrun and proposes actions to the ALM Committee in view of restraining the nature and amount of identified risks.

At any time, the ALM Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

Currency risks

In terms of currency risk, the CEB’s strategy is to tend toward zero risk. To this end, the Bank must cover all exposure to currency risk, since residual risk stems out of cumulated results in currencies others than the euro. Such a risk is systematically hedged on a monthly basis. At the end of each month, the Bank issues an accounting statement of its results by currency and converts into euro any countervalue position exceeding 1 million euros through spot currency purchase or sale.

In thousand euros

Breakdown by currency	Assets	Liabilities	Derivative instruments	Net position 2008	Assets	Liabilities	Derivative instruments	Net position 2007
Euro	19 433 206	6 834 474	(14 821 964)	(2 223 232)	16 426 177	6 099 556	(12 903 512)	(2 576 891)
US Dollar	1 118 630	11 893 079	10 775 827	1 378	1 308 345	10 136 688	8 827 650	(693)
Japanese Yen	183 166	185 763	2 872	275	139 540	111 989	(26 621)	930
Hungarian Forint	13 821	39 452	25 684	53	16 428	41 599	25 224	53
Pound Sterling	23 758	493 316	469 605	47	8 063	208 841	200 858	80
Other currencies	630 459	1 956 956	1 326 674	177	610 392	1 910 272	1 299 995	115
Total	21 403 040	21 403 040	(2 221 302)	(2 221 302)	18 508 945	18 508 945	(2 576 406)	(2 576 406)

The table above shows that exposure to residual exchange rate, after taking into account hedging instruments is not significant.

Interest rate risk

Interest rate risk management

Interest rate risk can affect the profitability or the economic value of the Bank according to interest rate fluctuations. This risk mainly stems from de-synchronisations of rate type (fixed vs. floating) or rate index (Euribor vs. Libor…) between assets and liabilities.

The ALM Department measures this risk in volume (interest rate gap), in margin (Net Interest Income sensitivity) and in value (Net Present Value Sensitivity).

The Bank neutralizes interest rate fluctuations on its margin by matching assets and liabilities in terms of rate characteristics. In particular, the Bank invests its members’ equity in held-to-maturity financial assets. This portfolio comprises fixed rate securities, generally long-term ones, denominated in euros and issued by countries or similar institutions with a minimal rating of AA/Aa2 at the time of purchase.

The amounts allocated to the Selective Trust Account and the provisions for post-employment social commitments are also invested in held-to-maturity portfolio.

Appraisal of interest rate risk hedging

The table below comprises the overall CEB’s balance sheet operations. It provides a static view of interest rate risk and its hedging, as at the end-date of the accounting period, through a breakdown of assets and liabilities by interest rate type (fixed rate and variable rate). It outlines the hedging effect of interest rate risk.

Breakdown of 2008 outstanding balances by interest rate type and interest rate risk hedging evaluation

In thousand euros

	Before hedging			Hedging financial instruments			After hedging
	Outstanding	Accrued Interest	Total	Outstanding	Accrued Interest	Total	Outstanding	Accrued Interest	Total
Assets

Fixed rate	8 565 147	99 862	8 665 009	(2 955 476)	484 665	(2 470 811)	5 609 671	584 527	6 194 198
Scheduled outstanding	6 991 683	99 862	7 091 545	(2 955 476)	484 665	(2 470 811)	4 036 207	584 527	4 620 734
Non scheduled outstanding	1 573 464		1 573 464				1 573 464		1 573 464

Variable rate	12 073 425	72 278	12 145 703	3 040 357	22 782	3 063 139	15 113 782	95 060	15 208 842
Total assets	20 638 572	172 140	20 810 712	84 881	507 447	592 328	20 723 453	679 587	21 403 040

Liabilities
Fixed rate	(18 099 508)	(484 666)	(18 584 174)	14 627 200	(39 105)	14 588 095	(3 472 308)	(523 771)	(3 996 079)
Scheduled outstanding	(14 627 200)	(484 666)	(15 111 866)	14 627 200	(39 105)	14 588 095		(523 771)	(523 771)
Non scheduled outstanding	(3 472 308)		(3 472 308)				(3 472 308)		(3 472 308)

Variable rate	(343 355)		(343 355)	(16 941 272)	(122 334)	(17 063 606)	(17 284 627)	(122 334)	(17 406 961)
Total liabilities	(18 442 863)	(484 666)	(18 927 529)	(2 314 072)	(161 439)	(2 475 511)	(20 756 935)	(646 105)	(21 403 040)

The outstanding fixed-rate assets before hedging amounts to 8 565 million euros, hedging instruments allow the exposure to drop to 5 610 million euros.

Reciprocally, the fixed-rate liability exposure of 18 100 million euros before hedging is reduced to 3 472 million euros after hedging.

Sensitivity to interest rate risks

The ALM Department examines prospective profit build-up based on certain scenario assumptions of interest rate (+/- 100bp).

Sensitivity measurement of the net interest margin to interest rate risks

In thousand euros
	Parallel translation +100 bp	Parallel translation -100 bp

31/12/2008	(9 095)	8 653

Net interest margin sensitivity measures the CEB’s exposure to interest rate risk, which is due to minor asymmetry between rate types and fixing frequency.

This indicator is computed as the variation of net interest income one year after the reporting date in the event of up-or downwards parallel shift of 100bp applied to all interest rate curves.

This simulation is implemented for each balance sheet item thanks to algorithms of a dedicated application program. This program applies shifts according to parametered scenarios on the occasion of rate fixing for floating rate operations.

Net interest margin sensitivity is computed on the scope of the balance sheet operations. It takes into account assumptions of aggregated renewal of the main balance sheet items at the current market rates.

Based upon balance sheet at December 31st 2008 and renewal assumptions, the net interest margin would increase by 8.7 million euros if interest rates decreased by 100pb. Conversely, the net interest margin would decrease by 9.1 million euros if rates increased by 100bp. The CEB is therefore slightly exposed to increase in interest rates.

3    Liquidity risk

The projected liquidity position is subject to a daily monitoring. It is supplemented by quarterly stress tests presented to the ALM Committee, based on borrower default assumptions.

The stress tests carried out plan liquidity situation before and after prepayments. They calculate, in accordance with the Basle II logic and its differentiated approach to risk, borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned on counterparties non-rated by rating agencies.

The CEB also evaluates the financial impact of the crash scenario where the default probability applied to borrowers “below investment grade” is 100% without possibility of recovery.

Liquidity position

The liquidity risk represents the projected treasury situation of the Bank at 31 December 2008.

The table below features the whole future and non-discounted contractual flows, including non accrued interests, classified by maturity according to the outstanding duration between the year-end date and the contract maturity date.

In thousand euros
	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	Current outstanding	More than 1 year up to 5 years	More than 5 years	Non-current outstanding	Total
Assets
Cash in hand, balances with central banks	194 275			194 275				194 275
Available-for-sale financial assets	564 502	100 303	522 724	1 187 529	777 899	1 203 601	1 981 500	3 169 029
Loans and advances to credit institutions and to customers
Loans	110 412	663 295	1 752 036	2 525 743	7 224 155	5 276 273	12 500 428	15 026 171
Advances	1 359 526	829 948	(3 813)	2 185 661				2 185 661
Financial assets held to maturity	61 600	18 394	170 278	250 272	674 256	1 919 705	2 593 961	2 844 233
Total assets	2 290 315	1 611 940	2 441 225	6 343 480	8 676 310	8 399 579	17 075 889	23 419 369
Liabilities
Amounts owed to credit institutions and to customers	73 281			73 281				73 281
Debt securities	239 489	127 743	804 239	1 171 471	11 989 163	4 628 179	16 617 342	17 788 813
Selective Trust Account (STA)	78 684			78 684				78 684
Total liabilities	391 454	127 743	804 239	1 323 436	11 989 163	4 628 179	16 617 342	17 940 778
Off-balance sheet
Off-balance sheet financial instruments
To be received	258 038	297 171	1 048 740	1 603 949	12 315 876	4 734 625	17 050 501	18 654 450
To be paid	(148 699)	(310 461)	(1 396 287)	(1 855 447)	(13 926 806)	(4 841 167)	(18 767 973)	(20 623 420)
Off-balance sheet total	109 339	(13 290)	(347 547)	(251 498)	(1 610 930)	(106 542)	(1 717 472)	(1 968 970)
Liquidity position 2008	2 008 200	1 470 907	1 289 439	4 768 546	(4 923 783)	3 664 858	(1 258 925)	3 509 621

Assets
Cash in hand, balances with central banks	185 983			185 983				185 983
Available-for-sale financial assets	147 708	69 568	417 577	634 853	1 137 856	886 221	2 024 077	2 658 930
Loans and advances to credit institutions and to customers
Loans	84 531	178 465	1 413 391	1 676 387	8 065 533	5 202 351	13 267 884	14 944 271
Advances	286 068	465 619		751 687				751 687
Financial assets held to maturity	75 200	18 394	184 661	278 255	738 543	1 838 490	2 577 033	2 855 288
Total assets	779 490	732 046	2 015 629	3 527 165	9 941 932	7 927 062	17 868 994	21 396 159
Liabilities
Amounts owed to credit institutions and to customers	52 264			52 264				52 264
Debt securities	221 977	196 975	1 503 427	1 922 379	8 670 664	5 163 440	13 834 104	15 756 483
Selective Trust Account (STA)	52 426			52 426	23 038		23 038	75 464
Total liabilities	326 667	196 975	1 503 427	2 027 069	8 693 702	5 163 440	13 857 142	15 884 211
Off-balance sheet
Off-balance sheet financial instruments
To be received	333 242	74 154	1 679 002	2 086 398	9 030 957	5 283 321	14 314 278	16 400 676
To be paid	(220 182)	(88 923)	(1 993 644)	(2 302 749)	(10 763 100)	(5 866 343)	(16 629 443)	(18 932 192)
Off-balance sheet total	113 060	(14 769)	(314 642)	(216 351)	(1 732 143)	(583 022)	(2 315 165)	(2 531 516)
Liquidity position 2007	565 883	520 302	197 560	1 283 745	(483 913)	2 180 600	1 696 687	2 980 432

•	Strengthened Liquidity Ratio

The Bank’s liquidity must comply with a statutory “Strengthened Liquidity ratio”.

This ratio results from dividing:

¡	the Bank’s available liquidity, (i.e. bank deposits, available-for-sale financial assets with a residual maturity less than 18 months),

¡	by the net liquidity requirements, (i.e. stock of projects, three year net cash-flow including an increase in the need for a loan portfolio’s default risk for the same three-year period).

The Bank’s liquidity must not be less than 50% of net requirements for the next 3 years.

At 31 December 2008, the strengthened liquidity ratio stands at 103.77% against 95.1% at end 2007.

4    Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed structures, procedures, people or systems as well as from external events.

By deliberately choosing to operate within the framework of the Basel Committee Recommendations, the Bank has undertaken to assess constantly its operational risks and to implement the appropriate preventive measures. The Basic Indicator Approach method (BIA) is adopted to calculate the operational risk charge against the Bank’s own funds. In order to calculate this charge, the Bank uses its last three year average net banking income. At 31 December 2008, it amounts to € 18.2 million compared to €  17.8 million at 31 December 2007.

5    Capital management

In conformity with its Articles of Agreement (Article III), any European State (Member or non-Member State of the Council of Europe) and/or Europe-oriented International Institution may, according to Directives established by the Board of Directors, become a Member of the Bank.

The Bank issues participating certificates denominated in euros to which Members subscribe. Each certificate has the same nominal value of 1,000 euros.

The Governing Board establishes the provisions for subscription and liberation of capital as well as provisions regarding any capital increase and potential withdrawal of a Member State.

The adhesion procedures consist in addressing a declaration to the Secretary General of the Council of Europe, a statement mentioning that the applicant endorses the Bank Articles of Agreement, in accordance with the financial conditions agreed on by the Board of Directors. Any State becoming a Member of the Bank shall confirm in its declaration its intention:

-	to accede at the earliest opportunity, to the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe;

-

pending such accession, to apply the legal arrangements resulting from the Protocol to the property, assets and operations of the Bank and to grant to the organs and staff of the Bank the legal status resulting from the Protocol.

The subscription to the Bank’s capital and reserves by applicant countries shall be calculated on the basis of the contribution rate to the budget of the Partial Agreement of the CEB.

•	Capital Adequacy Ratio

The purpose of this statutory ratio is to ensure that the level of capital is sufficient to absorb eventual losses in relation with the lending activity. It results from the following calculation:

Capital Adequacy Ratio =	Risk Weighted Loan Portfolio
Usable Capital

¡	Risk Weighted Loan Portfolio: S [(Capital + Interest)*Default Probability]]

¡	Usable capital: total of paid-in capital, reserves, potential gains and losses on available-for-sale financial assets

The absolute limit of the Capital Adequacy Ratio is fixed at 100%.

At end 2008, this ratio stands at 20.4% compared to 13.5% as at end 2007.

•	Risk Asset Coverage Ratio

This statutory ratio is an additional limit to the increase of the loan portfolio for its share of counterparties rated “below investment grade”. This statutory ratio results from:

Risk Asset Coverage Ratio =	Loan Portfolio Rated “below investment grade”
Sound Capital

¡	Sound Capital: paid-in capital and reserves, potential gains and losses on available-for-sale financial assets, Uncalled Capital (AAA/AA)

The ceiling is fixed at 67% or currently € 2.7 billion at end 2008.

At end 2008, this ratio stands at 33.1%, versus 18.3% at end 2007.

•	Indebtedness ratio

This statutory ratio results from dividing total debt by total equity in a broad sense (subscribed capital, paid-in reserves, potential gains and losses on available-for-sale financial assets, profit for the year).

At end 2008, the ratio stands at 3.66, i.e. 80% of the authorised limit compared to 3.20 at end of 2007 for a ceiling of 4.

Considering total equity at end 2008, the authorized debt limit amounts to € 18.9 billion, i.e. € 1.6 billion headroom.

•	Portfolio ratio

This statutory ratio results from dividing treasury operations by total equity in a broad sense (subscribed capital, paid-in reserves, potential gains and losses on available-for-sale financial assets, profit for the year). Treasury outstanding is composed of the outstanding of both portfolios (financial assets held to maturity and available-for-sale financial assets) and financial transactions not represented by a security (deposits, repos).

At year-end 2008, the ratio stands at 1.45 compared to 1.08 in 2007 and against a maximum limit of 2.0.

Considering total equity at end 2008, the authorised portfolio limit is € 9.4 billion, i.e. € 2.6 billion headroom i.e. 28% of the approved limit.

Note C – Financial assets and liabilities

The assets and liabilities are presented below according to their evaluation methods.

The mentioned market value comprises accrued interest.

The fair value calculation for the Bank’s loans does not take into account the credit risks, since such a risk is deemed very low, due to the privileged credit status granted to the Bank by member states, the nature of the counterparty and the collateral quality received from the borrowers. Movements of the credit risk pricing are otherwise immaterial during the funding of a project.

Loans are concluded to fair value during initiation. Provisions for loan disbursement are equivalent to those implemented by other financial institutions that operate in the supranational bank market.

The fair value for securities that are subject to interest rate risk hedging operation is determined on the basis of valuation models specific to the Bank et commonly accepted (discounting methods of future treasury flows).

In thousand euros

	Fair value	Depreciated costs	Total	Market value
31 December 2008
Assets

Cash in hand, balances with central banks	194 208		194 208
Financial assets at fair value through profit or loss	289 582		289 582
Hedging derivatives	1 693 822		1 693 822
Available-for-sale financial assets	2 628 227		2 628 227	2 605 436
Loans and advances to credit institutions and to customers	2 958 487	11 621 995	14 580 482	12 402 809
Financial assets held to maturity		1 975 983	1 975 983	2 088 021
Total assets	7 764 326	13 597 978	21 362 304	17 096 266
Liabilities

Financial liabilities at fair value through profit or loss	2 515 544		2 515 544
Hedging derivatives	434 793		434 793
Amounts owed to customers		73 281	73 281
Debt securities	16 171 014		16 171 014	16 108 478
Selective Trust Account (STA)		78 684	78 684
Total liabilities	19 121 351	151 965	19 273 316	16 108 478

31 December 2007
Assets

Cash in hand, balances with central banks	185 983		185 983
Financial assets at fair value through profit or loss	182 180		182 180
Hedging derivatives	1 003 008		1 003 008
Available-for-sale financial assets	2 262 071		2 262 071	2 260 703
Loans and advances to credit institutions and to customers	2 871 295	9 989 932	12 861 227	12 145 631
Financial assets held to maturity		1 969 611	1 969 611	1 951 473
Total assets	6 504 537	11 959 543	18 464 080	16 357 807
Liabilities

Financial liabilities at fair value through profit or loss	2 761 104		2 761 104
Hedging derivatives	436 552		436 552
Amounts owed to customers		52 264	52 264
Debt securities	13 263 780		13 263 780	13 087 025
Selective Trust Account (STA)		75 464	75 464
Total liabilities	16 461 436	127 728	16 589 164	13 087 025

Note D – Hedging derivatives

All the Bank’s micro-hedging operations, recognised under IAS 39, are fair value hedges. These operations hedge the fixed rates financial assets and liabilities exposure (loans, available-for-sale assets, debt issues) at fair value.

Financial instruments qualified as financial hedging derivatives comprise interest rate, currency and forward exchange swaps.

The following table represents the fair value (including interest) of these financial instruments.

In thousand euros

	31/12/2008		31/12/2007

	Positive market value	Negative market value	Positive market value	Negative market value

Interest rate derivatives	140 830	(222 262)	254 550	(177 626)
Exchange rate derivatives	1 552 992	(212 531)	748 458	(258 926)
Total	1 693 822	(434 793)	1 003 008	(436 552)

Note E – Securities portfolio

In thousand euros

	31/12/2008		31/12/2007

	Balance sheet value (*)	of which unrealised gains or losses	Balance sheet value (*)	of which unrealised gains or losses

Available-for-sale financial assets
Treasury bills and similar securities	216 238		100 633

Debt securities and other fixed income securities	2 382 855	(170 868)	2 166 802	(39 056)

Shares and other variable-yield securities	799	272	768	243

Sub-total	2 599 892	(170 596)	2 268 203	(38 813)
Fair value adjustment of securities hedged by hedging derivatives	28 335		(6 132)
Total available-for-sale financial assets	2 628 227	(170 596)	2 262 071	(38 813)

Assets held to maturity
Treasury bills and similar securities	1 085 270		982 339

Debt securities and other fixed income securities	890 713		987 272
Total assets held to maturity	1 975 983		1 969 611

Total securities portfolio	4 604 210	(170 596)	4 231 682	(38 813)

(*) including interest receivable

In 2007, in accordance with the Bank’s Risk Committee decision, one financial asset held to maturity line was sold before maturity (see Note N).

None of the securities classified under the financial assets available-for-sale or financial assets held to maturity categories have been given as a guarantee in 2008 and 2007.

The net gains transferred to the 2008 profit and loss account, consequent to disposal or maturity of available-for-sale financial assets, amount to – 155.2 thousand euros (2007: 2.17 thousand euros).

The Bank holds only one line of depreciated securities. It amounts to 1.4 million euros and is classified as available-for-sale financial assets. The provision amounts to 0.58 million euros at 31 December 2008 (0.61 million euros at 31 December 2007).

Note F – Loans and advances to credit institutions and to customers

This heading covers loans to credit institutions and to customers on one hand, and deposits to credit institutions on the other hand.

In thousand euros

Breakdown by category of borrower	31/12/2008	31/12/2007

Loans to credit institutions

Loans	8 299 797	8 005 311

Interest receivable	48 731	48 472

Depreciation on loans to credit institutions (Note Q)	(909)

Sub-total	8 347 619	8 053 783

Loans to customers

Loans	4 123 452	4 002 019

Interest receivable	36 168	36 100

Sub-total	4 159 620	4 038 119

Value adjustment of loans hedged by derivatives	94 038	22 475
Total loans	12 601 277	12 114 377

Other loans and advances

Advances repayable on demand	11 981	6 045

Advances with agreed maturity dates or periods of notice	1 960 000	739 430

Sub-total	1 971 981	745 475

Interest receivable	7 223	1 375
Total other advances	1 979 204	746 850

Loans are guaranteed up to the amount of 2 139 987 thousand euros (2007: 1 892 233 thousand euros). These guarantees could be either in the form of securities or signed commitments.

In 2008, the Bank set up a provision by depreciation of 909 thousand euros for an identified risk counterparty (2007 :-).

The breakdown of outstanding loans and financing commitments by borrower country as at 31 December 2008 and 31 December 2007 is as follows:

In thousand euros

	Outstanding				Financing commitments

Breakdown by country	31/12/2008%		31/12/2007%		31/12/2008	31/12/2007
Spain	2 097 344	16,88	2 233 528	18,60	98 632	52 332
Italy (1)	1 233 733	9,93	1 258 726	10,48	206 000	320 000
France	1 222 386	9,84	1 105 297	9,21	50 000	75 000
Germany (2)	911 468	7,34	963 827	8,03	200 870	275 870
Hungary	807 775	6,50	676 576	5,63	273 572	353 563
Poland	751 489	6,05	747 148	6,22	586 605	313 257
Finland	751 149	6,05	688 170	5,73	50 000	87 500
Turkey	686 521	5,53	653 198	5,44	327 466	181 273
Portugal	516 133	4,15	502 500	4,18	114 660	14 660
Cyprus	500 901	4,03	459 037	3,82	208 034	198 385
Romania	441 475	3,55	329 478	2,74	836 510	955 680
Greece	420 584	3,39	476 815	3,97
Denmark	326 667	2,63	350 000	2,91
Sweden (3)	280 403	2,26	214 112	1,78	47 652	54 862
Croatia	221 305	1,78	195 277	1,63	99 890	88 295
Iceland	168 636	1,36	142 978	1,19	73 259	87 251
Latvia	164 501	1,32	114 535	0,95	50 000
Belgium	148 220	1,19	212 795	1,77
Norway	126 500	1,02	187 400	1,56
Malta	98 450	0,79	101 000	0,84
Bosnia and Herzegovina	97 651	0,79	31 926	0,27	30 724	49 291
Slovenia	89 437	0,72	63 654	0,53	40 000	25 165
Bulgaria	78 147	0,63	82 437	0,69	6 779	8 919
Ireland (4)	64 583	0,52	44 813	0,37	5 230
Serbia	53 664	0,43	31 617	0,26	17 975	32 063
Czech Republic	33 760	0,27	24 969	0,21	5 000	5 000
Albania	33 211	0,27	17 580	0,15	38 828	38 082
Lithuania	29 371	0,24	30 375	0,25	2 172	2 172
Slovak Republic	28 647	0,23	34 308	0,29	8 252	7 403
“the former Yugoslav Republic of
Macedonia”	25 252	0,20	20 914	0,17	19 500	1 500
Moldova	6 203	0,05	3 000	0,02	4 697	7 900
Estonia	6 055	0,05	7 365	0,06
San Marino	1 627	0,01	1 975	0,02
Total	12 423 248	100,00	12 007 330	100,00	3 402 307	3 235 423

(1) Of which 453 688 thousand euros outstanding in favour of the target group countries as at 31 December 2008 (31 December 2007: 383 490 thousand euros)

(2) Of which 288 750 thousand euros outstanding in favour of the target group countries as at 31 December 2008 (31 December 2007: 213 878 thousand euros)

(3) Of which 100 000 thousand euros outstanding in favour of the target group countries as at 31 December 2008 (31 December 2007: -)

(4) Of which 22 407 thousand euros outstanding in favour of target countries at 31 December 2008 (31 December 2007 : 22 407 thousand euros)

Outstanding loans and financing commitments subsidised by the Selective Trust Account included in the table above are presented under Note I.

In thousand euros

	Outstanding				Financing commitments

Breakdow by sector-based activities	31/12/2008%		31/12/2007%		31/12/2008	31/12/2007

Strengthening social integration

Aid to refugees, migrants and displaced populations	178 868		184 098		17 896	9 952

Social housing for low-income persons	2 966 311		3 019 041		344 156	187 429

Creation and preservation of viable jobs	2 272 921		1 823 698		700 812	785 819

Improving living conditions in urban and rural areas	1 318 318		1 209 835		397 897	355 728

Infrastructures of administrative and judicial public services	7 950		3 886		5 660	29 554
Sous-total	6 744 368	54	6 240 558	52	1 466 421	1 368 482

Managing the environment

Natural or ecological disasters	1 172 166		1 243 136		358 243	510 474

Protection of the environment	1 520 362		1 532 693		1 043 518	793 829

Protection and rehabilitation of the historic and cultural heritage	224 376		219 823		96 961	104 137
Sous-total	2 916 904	24	2 995 652	25	1 498 722	1 408 440

Developing human capital

Health	1 302 986		1 329 639		144 416	178 068

Education and vocational training	1 458 990		1 441 481		292 748	280 433
Sub-total	2 761 976	22	2 771 120	23	437 164	458 501
Total	12 423 248	100	12 007 330	100	3 402 307	3 235 423

Financing commitments

Financing commitments comprise, on the one hand, projects for which a signed framework agreement has been signed, and on the other hand projects which have been granted at least one disbursement.

In thousand euros

Breakdow by year of approval	2006 and before	2007	2008	Total

Projects

With signed framework loan agreements	1 682 393	942 491	732 203	3 357 087

With at least one financing	45 220			45 220

Total	1 727 613	942 491	732 203	3 402 307

Note G – Fixed assets

In thousand euros

	Tangible fixed assets				Intangible assets
	Land	Buildings	Fixtures and equipment	Other		Total

Gross book value
At 1 January 2007	13 046	10 437	12 647	4 722	4 166	45 018
Additions		263	2 372	647	551	3 833
Disposals / Write-offs
Other movements			(1 719)	(234)	(228)	(2 181)
At 31 December 2007	13 046	10 700	13 300	5 135	4 489	46 670

Gross book value
At 1 January 2008	13 046	10 700	13 301	5 135	4 489	46 671
Additions		2	3 741	694	787	5 224
Disposals / Write-offs				(1)		(1)
Other movements			(2 024)	(52)	(246)	(2 322)
At 31 December 2008	13 046	10 702	15 018	5 776	5 030	49 572

Depreciation
At 1 January 2007			(7 805)	(3 591)	(3 209)	(14 605)
Charge for the year			(864)	(532)	(209)	(1 605)
Disposals / Write-offs
At 31 December 2007			(8 669)	(4 123)	(3 418)	(16 210)

Depreciation
At 1 January 2008			(8 669)	(4 123)	(3 418)	(16 210)
Charge for the year			(925)	(484)	(215)	(1 624)
Disposals / Write-offs
At 31 December 2008			(9 594)	(4 607)	(3 633)	(17 834)

Net book value
At 31 December 2008	13 046	10 702	5 424	1 169	1 397	31 738
At 31 December 2007	13 046	10 700	4 631	1 012	1 071	30 460

Note H – Amounts owed to customers and debt securities in issue

In thousand euros

	31/12/2008	31/12/2007

Amounts owed to customers

Interest-bearing accounts	73 281	52 264

of which, European Community	70 274	50 646
Total amounts owed to customers	73 281	52 264

Debt securities in issue

Bonds	14 627 200	12 493 687

Interest payable	477 723	504 886

Value adjustment of debt securities in issue hedged by derivatives	1 066 091	265 207
Total debt securities in issue	16 171 014	13 263 780

Development of customers’ interest-bearing accounts

The Bank opened interest-bearing accounts funded by contributions from the European Union:

•

Seven accounts to receive the European Union contributions (“Contribution Arrangement in respect of a SME Finance Facility Phase 2 Special Fund”) for partial financing of productive investment projects designed to create or safeguard jobs in SMEs located in thirteen of the CEB member countries in Central and Eastern Europe.

–	In 2001, setting-up of “EC-Contribution Fund Phare Account”

–	In 2002, contribution to Turkey “EC-Contribution Fund MEDA Account”

–	In 2004, increase, “SME Finance Facility (SMEFF) 2002 Special Account”

–	In 2004, contribution to Cyprus “SME Finance Facility (SMEFF) Cyprus Special Account”

–	In 2005, increase, “SME Finance Facility (SMEFF) 2003 Special Account”

–	In 2006, increase, “SME Finance Facility (SMEFF) 2005 Special Account Bulgaria, Croatia, Romania and Turkey”

–	In 2007 increase, “SME Finance Facility (SMEFF) 2006 Special Account, Bulgaria, Croatia, Romania and Turkey”

At 31 December 2008, the balance of these accounts amounts to 44 378 thousand euros (2007: 27 380 thousand euros).

•

Four accounts to partially finance local infrastructural projects in favour of the municipalities of ten Central and Eastern European countries, also applicant countries at the time of the project (Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia), within the ambit of the EU Programme “EU Municipal Finance Facility”.

–	In 2004, setting-up of “EU Municipal Finance Facility Special Account”

–	In 2005, increase with respect to geographical extension to the programme “EU Municipal Finance Facility 2003 Special Account”

–

In 2007, increase and geographic extension of “EU Municipal Finance Facility 2005 Special Account Bulgaria, Croatia, Romania and Turkey” and “EU Municipal Finance Facility 2006, Special Account Bulgaria, Croatia, Romania and Turkey”.

At 31 December 2008, the balance of these accounts amounts to 11 536 thousand euros (2007: 14 873 thousand euros).

•

Three accounts for the partial financing of productive investment projects of small and medium-sized enterprises and in particular micro-enterprises, known as the “Preparatory Action Programme” aimed at creating or safeguarding jobs, in eight new EU member states in Central and Eastern Europe.

–	In 2005, setting-up of “Preparatory Action Special Account 2004”

–	In 2007, increase, “Preparatory Action Special Account 2005”

–	En 2008, increase, “Preparatory Action Special Account 2006”

The balance of these accounts amounts to 3 015 thousand euros as at 31 December 2008 (2007: 2 322 thousand euros).

•	Two accounts for the partial financing of projects related to environmental protection and for energy efficiency in Croatia, Bulgaria, Romania and Turkey, called “Energy Efficiency Finance Facility”.

–	In 2007, setting-up of “Energy Efficiency Finance Facility 2006 Special Account”.

–	In 2008, increase with focus on the countries within the framework of Pre-adhesion Aid Instrument (PAI) of the European Commission, “Energy Efficiency Finance Facility 2007 Special Account ”.

At 31 December 2008, the balance of these accounts amounts to 11 345 thousand euros (2007: 6 071 thousand euros).

The CEB also manages, since 2003, the Norway Trust Account, a mechanism set up on the initiative of the Norwegian Authorities in order to finance assistance activities, in particular technical assistance to support social and economic reforms in the Western Balkan countries. In 2008, a new assistance instrument, the Human Rights Trust Fund, aimed at supporting the consolidation of the State of Law and the European system of human rights protection in Europe, was set up, in collaboration with the Council of Europe and the initial financial initiative of the Norwegian authorities, with additional contributions from Germany and The Netherlands.

Note I – Selective Trust Account (STA)

•	General operating principle

Interest rate subsidies and granting of donations are the basis of the underlying operating principle of this account. The Selective Trust Account covers the interest rate differential between the rate usually applied by the Bank and the rate proposed to the borrower. The account may also be used to make donations.

A project financed by the Bank may, following the Governor’s approval, be granted rate subsidies relative to the STA after a case by case approval from the Administrative Council. The STA resources are invested in projects with high social value and within eligible countries.

Any proposal for an interest rate subsidy is specified in the loan application submitted by the Governor to the Administrative Council for approval.

•	Funding

The STA is supplied with:

a)	Grants received from the CEB’s member states through dividends of a social nature allocated at the time of the Bank’s appropriation of annual profits
b)	Voluntary contributions from member states of the Bank
c)	Voluntary contributions from the Council of Europe members
d)	Voluntary contributions from non-member states or international institutions upon approval from the Governing Board and the Administrative Council.

•	Accounting treatment

The STA is divided into two sub-accounts:

•

Member states sub-account recording the amount of available funds: contributions received from member states as well as interest on the STA’s funds are recorded on the credit side; donations granted and total interest rate subsidies granted on the day of disbursement of every loan concerned are recorded on the debit side.

•

Subsidised projects’ sub-account recording interest rate subsidies: the amount of interest rate subsidies recorded under credit in the Bank’s profit and loss account is recorded on the debit side simultaneously with interest payments made by the borrower; interest rate subsidies granted on the day of disbursement of the subsidised loan are recorded on the credit side.

In thousand euros

1) Member States sub-account	Debit	Credit

Sub-account balance as at 1 January 2007		49 856

Payment by member states for the financial year 2006		6 000
Credit interest paid into the STA		2 975
Subsidies on disbursed loans	6 390
Donations granted	15
Sub-account balance as at 31 December 2007(a)		52 426

Payment by member States for the financial year 2007		5 000
Credit interest paid into the STA		3 403
Subsidies on disbursed loans	9 778
Donations granted	980
Sub-account balance as at 31 December 2008 (b)		50 071

2) Subsidised projects sub-account
Sub-account balance as at 1 January 2007		20 554

Subsidies on loans disbursed in 2007		6 390
Payment of subsidies	3 906
Sub-account balance as at 31 December 2007 (c)		23 038

Subsidies on loans disbursed in 2008		9 778
Payment of subsidies	4 203
Sub-account balance as at 31 December 2008 (d)		28 613

STA balance as at 31 December 2007 (a) + (c)		75 464

STA balance as at 31 December 2008 (b) + (d)		78 684

Donations

Since its creation, in 1995, the STA’s donations for a total amount of 12.4 million euros have been granted from the STA (2007: 11.4 million euros).

The following is the breakdown of donations granted during the last two financial years:

		In thousand euros

Payments	31/12/2008	31/12/2007

Bosnia and Herzegovina (UNHCR) : project aimed at facilitating the return of displaced persons, victims of the war, who are still living in Collective Centers	265

Serbia (UNHCR) : project aimed at Provision of Housing Micro Loans in favour of locally integrating displaced persons from Kosovo	265

Georgia (UNICEF) : project aimed to set up and equip a community centre in favour of displaced and conflict affected children as well as their families	250

Moldova (UNICEF) : project aimed at improving survival, growth and development for premature new-borns with very low birth weight nationwide	200

Bulgaria : (St Cyril and St. Methodius International Foundation) : access to education of the Roma children in the municipality of Nova Zagora		15
Total	980	15

Loans outstanding and financing commitments by country with STA interest rate subsidies

In thousand euros

	Outstanding		Financing commitments

Breakdown by country	31/12/2008	31/12/2007	31/12/2008	31/12/2007

Hungary	221 927	190 987	2 000	122 992

Romania	194 356	148 006	154 030	214 080

Croatia	155 643	167 021	11 765	12 114

Poland	68 115	76 813	250 000	251 000

Albania	31 597	16 055	38 828	38 082

Slovak Republic	21 698	25 934

Serbia	18 600	9 600	11 000	10 000

Bulgaria	15 291	13 511	6 779	8 919

Bosnia and Herzegovina	15 079	9 926	5 724	11 291

Lithuania	7 332	7 877	2 172	2 172

Moldova	6 203	3 000	4 697	7 900

Slovenia	3 324	4 670

Germany		128
Total	759 165	673 528	486 995	678 550

These outstanding loans are included in the Bank’s loan portfolio (Note F).

Note J - Provisions

The Bank set up the following provisions with respect to its post-employment benefits:

In thousand euros

	31/12/2008	31/12/2007

Provision for pension commitments	54 232	48 867
Provision for other post-employment benefits	13 494	12 587
Total	67 726	61 454

The Bank administers a pension scheme and other related post-employment benefits (particularly medical insurance). The commitment in relation to the different post-employment benefits is determined separately using the projected unit credit actuarial valuation method. The last actuarial valuation was carried out on 31 December 2008 based on individual data at 30 June 2008.

Pension scheme

The following is the pension scheme financial situation:

In thousand euros

	31/12/2008	31/12/2007
Financial situation as at 31 December
Actuarial liability	(49 995)	(47 909)
Actuarial surplus / (deficit)	(49 995)	(47 909)
Stock of unrealised actuarial gains / (losses)	(4 237)	(958)
Provision as at 31 December	(54 232)	(48 867)

Provision movements as at 31 December

Provision as at 1 January	(48 867)	(43 678)

Service cost	(3 676)	(3 869)
Interest cost related to discounting commitments	(2 604)	(2 284)
Amortisation of actuarial gains / (losses)		(1)
Book charge for the year	(6 280)	(6 154)

Benefits paid	915	965
Provision as at 31 December	(54 232)	(48 867)

The main assumptions used in assessing the commitment relative to the pension scheme are shown below:

Other information	2008	2007

Interest rate	5,85%	5.50%

Inflation rate	2,00%	2.00%

Pensions revaluation rate	2,00%	2.00%

Salary increase rate	5,00%	5.00%

Staff average number of residual working years as at 31 December	14	14

Pension scheme-related post-employment benefits

The following is the financial situation with respect to pension scheme-related commitments:

		In thousand euros

	31/12/2008	31/12/2007

Pension scheme financial situation as at 31 December

Actuarial liability	(8 299)	(9 050)

Actuarial surplus / (deficit)	(8 299)	(9 050)

Stock of unrealised actuarial gains / (losses)	(5 195)	(3 536)

(Provision) / surplus as at 31 December	(13 494)	(12 586)

Provision development as at 31 December

(Provision) / surplus as at 1 January	(12 586)	(11 389)

Service cost	(757)	(915)

Interest cost related to discounting commitments	(494)	(477)

Amortisation of actuarial gains / (losses)	224	82

Book charge for the year	(1 027)	(1 310)

Benefits paid	119	113

(Provision) / surplus as at 31 December	(13 494)	(12 586)

The economic assumptions used in assessing the commitments relative to related benefits are similar to those used for the pension scheme.

Moreover, as in 2007, the Bank’s commitment related to medical insurance for pensioners was valuated on the basis of a 7.50% yearly increase rate of the Bank’s contributions. This rate is constant up to end 2010 and of 6.00% thereafter.

Note K – Subscribed capital

Capital allocation by member state is presented below:

In thousand euros
Members	Subscribed capital	Uncalled capital	Called capital

Germany	549 692	489 000	60 692
France	549 692	489 000	60 692
Italy	549 692	489 000	60 692
Spain	358 504	318 922	39 582
Turkey	233 077	207 344	25 733
Netherlands	119 338	106 161	13 177
Belgium	98 634	87 746	10 888
Greece	98 634	87 746	10 888
Portugal	83 538	74 315	9 223
Sweden	83 538	74 315	9 223
Poland	76 988	68 488	8 500
Switzerland	53 824	43 229	10 595
Denmark	53 823	47 879	5 944
Norway	41 889	37 264	4 625
Finland	41 889	37 264	4 625
Bulgaria	37 491	33 352	4 139
Romania	35 963	31 993	3 970
Ireland	28 998	25 797	3 201
Hungary	26 884	23 916	2 968
Czech Republic	25 833	22 981	2 852
Luxembourg	20 849	18 547	2 302
Serbia	15 511	13 799	1 712
Croatia	12 831	11 414	1 417
Cyprus	11 934	10 617	1 317
Slovak Republic	11 380	10 123	1 257
Albania	8 034	7 147	887
Latvia	7 688	6 840	848
Estonia	7 637	6 794	843
“the former Yugoslav Republic of Macedonia”	7 637	6 794	843
Lithuania	7 556	6 722	834
Slovenia	7 380	6 565	815
Iceland	6 089	5 417	672
Malta	6 089	5 417	672
Georgia	5 928	5 274	654
Bosnia and Herzegovina	5 816	5 174	642
Montenegro	3 952	3 516	436
Moldova	3 294	2 930	364
San Marino	2 921	2 478	443
Liechtenstein	2 921	2 374	547
Holy See	82	58	24
TOTAL 2008	3 303 450	2 933 712	369 738

TOTAL 2007	3 303 450	2 933 712	369 738

Subscribed, called and unpaid capital, as well as reserves to be paid are detailed below:

In thousand euros
Members	Capital	Reserves	Total
Georgia	327	868	1 195
Montenegro	327	976	1 303
TOTAL	654	1 844	2 498

Earnings per participating certificate for 2008 amount to 29.01 euros (28.24 euros for 2007).

Note L – Interest margin

Income and expenses are accounted for in accordance with the effective interest rate method (interest, commissions and expenses).

Changes in value calculated exclusive of accrued interest on financial instruments are accounted for under “Net gains or losses on financial instruments at fair value through profit or loss” (Note M).

Interest income and expenses of fair value hedging derivatives are shown alongside the income and expenses derived from items to which they are providing risk hedging.

In thousand euros

	2008	2007

Available-for-sale financial assets

Securities transactions	123 452	95 278

Hedging derivatives	7 577	1 388
Sub-total	131 029	96 666

Loans and advances to credit institutions and to customers

Loans (exclusive of interbanking)	595 308	519 323

Other loans and advances	82 960	70 713

Hedging derivatives	(5 003)	(15 973)
Sub-total	673 265	574 063

Financial assets held to maturity

Securities transactions	92 554	92 243
Sub-total	92 554	92 243

Amounts owed to credit institutions and to customers

Loans received	(10)	(561)

Interest-bearing accounts	(8 579)	(6 387)

Hedging derivatives		(738)
Sub-total	(8 589)	(7 686)

Debt securities in issue

Debt issues	(684 810)	(651 381)

Hedging derivatives	(82 369)	16 033
Sub-total	(767 179)	(635 348)

Other interest and similar charges	(3 098)	(2 762)

Interest margin	117 982	117 176

The following is the breakdown of interest received on loans relative to the financial year:

In thousand euros

Breakdown by country	2008	2007

Spain	106 282	95 990
Italy	59 576	56 618
France	54 429	44 969
Germany	45 623	40 184
Poland	44 375	35 213
Turkey	37 329	38 296
Hungary	35 603	28 230
Finland	34 218	28 773
Portugal	24 590	21 188
Cyprus	24 252	21 161
Greece	21 421	23 843
Romania	18 260	14 333
Denmark	16 205	11 908
Sweden	11 787	7 172
Croatia	8 459	8 236
Belgium	7 233	8 943
Norway	6 758	6 909
Latvia	6 304	3 369
Iceland	6 140	2 980
Malta	4 794	4 856
Bulgaria	3 813	3 660
Slovenia	3 728	3 070
Bosnia and Herzegovina	3 031	592
Ireland	2 198	1 864
Slovak Republic	1 660	1 642
Serbia	1 566	1 012
Lithuania	1 430	1 159
Czech Republic	1 313	897
“the former Yugoslav Republic of Macedonia”	1 195	1 039
Albania	1 108	607
Estonia	335	391
Moldova	206	116
San Marino	87	103
Total	595 308	519 323

Note M – Net gains or losses on financial instruments at fair value through profit and loss

Net gains or losses on financial instruments at fair value through profit and loss cover the profit and loss items relative to financial instruments, except the interest income and charges presented under “Interest margin” (Note L).

In thousand euros

	2008	2007
Net results on fair value hedging	772 274	265 889

Revaluation of hedged items attributable to covered risk	(773 234)	(265 889)

Results on derivatives (*)	10 092	5 714

Revaluation of exchange positions	683	(205)
Total	9 815	5 509

(*) Profit relative to the Bank’s hedging derivatives whose hedging is not recognised under IAS 39.

Note N – Net gains or losses on available-for-sale financial assets

In thousand euros

	2008	2007
Gains or losses on sale of available-for-sale financial assets	(684)	2

Dividends received	58	50

Gains or losses on sale of held-to-maturity financial assets (1)		623
Total	(626)	675

(1) In 2007, in accordance with the Bank’s Risk Committee decision, a line of financial asset held to maturity was sold before maturity. The significant fall in the internal rating of the credit risk on one hand and the immaterial percentage of this security within the overall portfolio, on the other hand, led the CEB to sell this line of securities.

Note O – Net commissions

The table below shows the breakdown of net commissions:

In thousand euros

	2008	2007
Sundry banking incomes	266	201

Banking charges	(684)	(699)
Net commissions	(418)	(498)

Note P – General operating expenses

In thousand euros
	2008	2007
Staff costs

Wages and salaries	15 301	14 892

Social Security and pension costs	4 290	4 843

Other general operating expenses	8 802	8 249
Total	28 393	27 984

At 31 December 2008, the Bank staff was composed of : 4 appointed officials (Governor, Vice-Governor Delegate and Vice-Governor) and 142 professional staff. At 31 December 2007: 4 appointed officials (Governor, Vice-Governor Delegate and Vice-Governors) and 138 professional staff.

Note Q – Risk cost

The risk cost covers depreciations incurred as credit risk inherent to the Bank’s activities.

In thousand euros
Risk cost for the financial year	2008	2007

Net depreciation charges	909

Recoveries on amortised loans and advances

Irrecoverable loans and advances not covered by depreciations
Total risk cost for the financial year	909

In thousand euros
Risk cost for the financial year by nature of assets	2008	2007

Loans and advances to credit institutions	909

Loans and advances to customers

Available-for-sale financial assets

Other assets

Commitments by signature and others
Total risk cost for the financial year	909

In thousand euros
Depreciations accounted for as credit risk	2008	2007

Total depreciations at the beginning of the financial year

Net depreciations charges	909

Use of depreciations
Total depreciations at the end of the financial year	909

Note R – Post-balance sheet events

There have been no significant material post-balance sheet events that would require disclosure or adjustment to these financial statements since the closing of the accounts by the Governor on 24 February, 2009.

Half-Year Report

Condensed Interim Financial Statements

As at 30 June 2009

www.coebank.org

Balance sheet

As at 30 June 2009 (unaudited) and 31 December 2008 (audited)

In thousand euros
Assets	Notes	30/06/2009	31/12/2008

Cash in hand, balances with central banks		193 556	194 275

Financial assets at fair value through profit or loss		283 489	289 582

Hedging derivatives		1 221 224	1 693 822

Available-for-sale financial assets	B	3 223 136	2 628 227

Loans and advances to credit institutions and to customers

Loans	A	12 017 642	12 601 277

Advances	A	2 751 807	1 979 204

Financial assets held to maturity	B	1 916 128	1 975 983

Fixed assets		31 428	31 738

Other assets		5 705	8 932

Total assets		21 644 115	21 403 040

Liabilities

Financial liabilities at fair value through profit or loss		2 209 257	2 515 544

Hedging derivatives		390 591	434 793

Amounts owed to credit institutions and to customers	C	68 071	73 281

Debt securities in issue	C	16 840 134	16 171 014

Other liabilities		144 798	277 269

Selective Trust Account (STA)		76 669	78 684

Provisions		70 884	67 726

Total liabilities		19 800 404	19 618 311

Capital	D

Subscribed		3 303 450	3 303 450

Uncalled		(2 933 712)	(2 933 712)

Called		369 738	369 738

General reserve		1 585 587	1 489 760

Gains or losses recognised directly in members’ equity		(163 146)	(170 596)

Net profit for the period		51 532	95 827

Total members’ equity		1 843 711	1 784 729

Total liabilities and members’ equity		21 644 115	21 403 040

Income statement

For the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

In thousand euros

	Notes	30/06/2009	30/06/2008

Interest and similar income

Available-for-sale financial assets		33 803	63 854

Loans and advances to credit institutions and to customers		179 008	319 241

Financial assets held to maturity		44 282	45 150

Interest expenses and similar charges

Amounts owed to credit institutions and to customers		(3 751)	(3 480)

Debt securities in issue		(183 812)	(362 005)

Other interest expenses and similar charges		(1 688)	(1 550)

Interest margin	E	67 842	61 210

Net gains or losses from financial instruments at fair value through profit or loss		(337)	3 774

Net gains or losses from available-for-sale financial assets		111	64

Commissions and other net expenses (*)		(718)	(411)

Net banking income		66 898	64 637

General operating expenses (*)		(14 526)	(13 178)

Net depreciation and amortisation charges of fixed assets		(843)	(779)

Gross operating income		51 529	50 680

Cost of risk		3

Net profit		51 532	50 680

(*) The Bank’s expenses related to debt securities (rating, consulting, audit, legal) have been classified under “Net banking income” since 1 January 2009 (€527 thousand). Pro-forma reclassification was performed on 30 June 2008 (€222 thousand) between “General operating expenses” and “Commissions and other net expenses” headings.

Statement of comprehensive income

For the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

In thousand euros

	30/06/2009	30/06/2008
Net profit	51 532	50 680

Changes in value of available-for-sale financial assets	7 096	(22 970)

Changes in value of available-for-sale financial assets recognised in the income statement for the period	354	(191)

Changes in assets and liabilities recognised directly in members’ equity	7 450	(23 161)
Total	58 982	27 519

Statement of changes in members’ equity

For the six months ended 30 June 2009 (unaudited) and June 2008 (unaudited)

In thousand euros
	Called capital	Reserves and profits	Gains or losses recognised directly in members’ equity	Total members’ equity
As at 31 December 2007	369 738	1 494 760	(38 813)	1 825 685
Appropriation of profit for the 2007 financial year		(5 000)		(5 000)
Profit for the period ended 30 June 2008		50 680		50 680
Other changes in assets and liabilities recognised directly in members’ equity			(23 161)	(23 161)

As at 30 June 2008	369 738	1 540 440	(61 974)	1 848 204

As at 31 December 2008	369 738	1 585 587	(170 596)	1 784 729
Profit for the period ended 30 June 2009		51 532		51 532
Other changes in assets and liabilities recognised directly in members’ equity			7 450	7 450

As at 30 June 2009	369 738	1 637 119	(163 146)	1 843 711

Statement of cash flows

For the six months ended 30 June 2009 (unaudited) and 30 June 2008 (unaudited)

In thousand euros

	30/06/2009	30/06/2008
Period to 30 June

Profit for the period	51 532	50 680

+/- Net depreciation and amortisation charges of tangible and intangible fixed assets	843	779

+/- Net provisions	(3)

+/- Net losses/net profits from investing operations	1 409	1 737

+/- Other movements	(823)	(26 394)
Total of non-monetary items included in the result	1 426	(23 878)

+/- Cash flows from operations with credit institutions and customers	505 891	130 045

+/- Cash flows from other operations affecting financial assets or liabilities	(736 153)	(350 195)

+/- Cash flows from operations affecting non-financial assets or liabilities	(139 111)	12 513

Net decrease /(increase) in assets and liabilities resulting from operating activities	(369 373)	(207 637)
Total net cash flows generated by operating activities (a)	(316 415)	(180 835)

+/- Cash flows from financial assets held to maturity	49 985	(101 505)

+/- Cash flows from tangible and intangible fixed assets	(534)	(1 463)
Total net cash flows from investing operations (b)	49 451	(102 968)

+/- Cash flows from/to member states	2 199	7 271

+/- Net cash flows from financing operations	1 043 486	1 464 380

Total net cash flows from financing operations (c)	1 045 685	1 471 651

Effects of changes in foreign exchange rates on cash and cash equivalents (d)	(218)	(12 458)
Net increase/(decrease) in cash and cash equivalents (a)+(b)+(c)+(d)	778 503	1 175 390

Cash and cash equivalents as at 1 January	2 166 256	931 458

Cash in hand, balances with central banks	194 275	185 983

Assets accounts and loans repayable on demand with credit institutions	1 971 981	745 475

Cash and cash equivalents as at 30 June	2 944 759	2 106 848

Cash in hand, balances with central banks	193 556	197 901

Assets accounts and loans repayable on demand with credit institutions	2 751 203	1 908 947
Changes in cash and cash equivalents	778 503	1 175 390

Financing activities consist of cash flows from debt securities in issue.

Notes to the financial statements

The Bank’s objectives

«The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced as a result of the presence of refugees, displaced persons or migrants consequent upon movements of refugees or other forced movements of populations and as a result of the presence of victims of natural or ecological disasters.

The investment projects to which the Bank contributes may be intended either to help such people in the country in which they find themselves or to enable them to return to their countries of origin when the conditions for return are met or, where applicable, to settle in another host country. These projects must be approved by a member of the Bank.

The Bank may also contribute to the realisation of investment projects approved by a member of the Bank (CEB) which enable jobs to be created in disadvantaged regions, people in low income groups to be housed or social infrastructure to be created».

(Articles of Agreement, Article II).

Sectors of action

In accordance with Resolution 1495 (2006) approved by the Administrative Council on 16 June 2006, the Bank (CEB) contributes to the implementation of socially-oriented investment projects in favour of social cohesion through three major sectoral lines of action, namely the strengthening of social integration, management of the environment and the development of human capital.

Its actions comply with eligibility criteria specific to each sectoral line of action, thus reflecting not only the CEB’s specific social vocation, but also the development logic underpinning all its activity.

Each of these three action lines involves the following fields:

•	Strengthening of social integration

To contribute to strengthening social integration and thus to tackle the roots of exclusion means, at operational level, acting in favour of refugees, migrants and displaced persons, promoting social housing and the creation and preservation of jobs, improving living conditions in urban and rural areas and modernising the infrastructure of administrative and judicial public services.

•	Management of the environment

To contribute to managing the environment means not only systematically responding to emergency situations in the event of natural or ecological disasters, but also promoting protection of the environment and preservation of historic and cultural heritage.

•	Development of human capital

Providing support for the development of human capital in the key sectors of health, education and vocational training in the long run facilitates more dynamic and more equitable social and economic growth, thus promoting individual fulfilment and collective well-being.

Summary of accounting policies applied by the Bank

The International Financial Reporting Standards (IFRS) have been applied to the Bank’s financial statements since 1 January 2005 (date of the first application), in conformity with the recommendations of IFRS 1, “First-time adoption of International Financial Reporting Standards” and in keeping with the other standards of the IFRS, taking into account the version and the interpretations of the standards as adopted by the European Union (*). These standards exclude several provisions of the IAS 39 as approved by IASB regarding hedge accounting.

The content of this publication is in compliance with IAS 34 concerning interim financial information, which allows for the publication of condensed half-year financial statements as well as selected notes to the financial statements.

In the accounts reported at 30 June 2009, the Bank applies the provisions of the revised IAS 1 and therefore releases a new statement “Other comprehensive income”.

The standards with mandatory application after 1 January 2009 had no impact on the condensed six months financial statements as at 30 June 2009.

CEB did not apply in advance the new standards, amendments or interpretations adopted by the European Union since their application was still optional in 2009.

This interim financial information is to be read together with the financial statements prepared for the year ended 31 December 2008 (available on the Bank’s website www.coebank.org).

The half-year financial statements have not been audited.

The reported half-year profits do not necessarily reflect full year profits.

(*) A complete reference guide of standards adopted within the European Union is available on the European Commission website: http://ec.europa.eu/internal_market/accounting/ias_en.htm

Notes to the financial statements

•	Note A – Loans and advances to credit institutions and to customers

This heading covers loans to credit institutions and to customers, and advances to credit institutions.

In thousand euros
Breakdown of loans by category of borrower	30/06/2009	31/12/2008

Loans to credit institutions
Loans outstanding	7 542 617	8 299 797

Interest receivable	16 646	48 731
Provisions for loans to credit institutions	(906)	(909)
Sub-total	7 558 357	8 347 619

Loans to customers

Loans outstanding	4 325 605	4 123 452
Interest receivable	30 016	36 168
Sub-total	4 355 621	4 159 620

Value adjustment of loans hedged by hedging derivatives	103 664	94 038

Total loans	12 017 642	12 601 277

Other loans and advances

Advances repayable on demand	11 827	11 981
Advances with agreed maturity dates or periods of notice	2 739 376	1 960 000
Sub-total	2 751 203	1 971 981
Interest receivable	604	7 223

Total other loans and advances	2 751 807	1 979 204

Breakdown of outstanding loans by borrower country as at 30 June 2009 and 31 December 2008:

In thousand euros

Breakdown by borrower country	30/06/2009%		31/12/2008%

Spain	1 695 731	14,29	2 097 344	16,88
France	1 215 807	10,24	1 222 386	9,84
Italy	1 081 345	9,11	1 233 733	9,93
Hungary	894 297	7,54	807 775	6,50
Poland	819 000	6,90	751 489	6,05
Germany	745 486	6,28	911 468	7,34
Finland	707 208	5,96	751 149	6,05
Turkey	670 700	5,65	686 521	5,53
Cyprus	546 072	4,60	500 901	4,03
Portugal	539 471	4,55	516 133	4,15
Romania	503 247	4,24	441 475	3,55
Greece	400 964	3,38	420 584	3,39
Denmark	321 667	2,71	326 667	2,63
Croatia	266 456	2,25	221 305	1,78
Sweden	224 838	1,89	280 402	2,26
Iceland	201 206	1,70	168 636	1,36
Latvia	188 350	1,59	164 501	1,32
Norway	126 500	1,07	126 500	1,02
Bosnia and Herzegovina	96 207	0,81	97 651	0,79
Slovenia	92 523	0,78	89 437	0,72
Malta	90 900	0,77	98 450	0,79
Belgium	82 546	0,70	148 220	1,19
Bulgaria	71 223	0,60	78 147	0,63
Ireland	62 454	0,53	64 583	0,52
Serbia	51 376	0,43	53 664	0,43
Albania	40 826	0,34	33 211	0,27
Czech Republic	30 894	0,26	33 760	0,27
“The former Yugoslav Republic of Macedonia”	29 227	0,25	25 252	0,20
Lithuania	29 151	0,25	29 371	0,24
Slovak Republic	28 361	0,24	28 647	0,23
Moldova	8 163	0,07	6 203	0,05
Estonia	4 745	0,04	6 055	0,05
San Marino	1 278	0,01	1 627	0,01

Total	11 868 220	100	12 423 248	100

•	Note B – Securities portfolio

In thousand euros

	30/06/2009		31/12/2008

	Balance sheet value (*)	Of which gains or losses recognised directly in members’ equity (**)	Balance sheet value (*)	Of which gains or losses recognised directly in members’ equity (**)

Available-for-sale financial assets
Treasury bills and similar securities	116 355		216 238
Debt securities and other fixed income securities	3 075 301	(163 370)	2 382 855	(170 868)
Shares and other variable-yield securities	750	224	799	272

Sub-total	3 192 406	(163 146)	2 599 892	(170 596)

Fair value adjustment of securities hedged by hedging derivatives	30 730		28 335

Total available-for-sale financial assets	3 223 136	(163 146)	2 628 227	(170 596)

Financial assets held to maturity

Treasury bills and similar securities	1 036 316		1 085 270

Debt securities and other fixed income securities	879 812		890 713

Total financial assets held to maturity	1 916 128		1 975 983

Total securities portfolio	5 139 264	(163 146)	4 604 210	(170 596)

(*) Including accrued interest

(**)The market value of the securities is determined on the basis of the prices listed on active markets

In 2008 and 2009 none of the securities categorised as financial assets available-for-sale or as financial assets held to maturity has been given as collateral.

The Bank owns only one line of depreciated securities classified as available-for-sale financial assets (shares and other variable-yield securities) whose gross value amounts to €1.4 million. The provision amounts to €0.63 million at 30 June 2009 (€0.58 million at 31 December 2008).

Note C - Amounts owed to credit institutions, to customers and debt securities in issue

In thousand euros

	30/06/2009	31/12/2008

Amounts owed to customers

Interest-bearing accounts	68 046	73 281

of which, European Community	66 183	70 274

Interest payable	25

Total amounts owed to customers	68 071	73 281

Debt securities in issue

Bonds	15 767 303	14 627 200

Interest payable	320 766	477 723

Value adjustment of debt securities in issue hedged by hedging derivatives	752 065	1 066 091

Total debt securities in issue	16 840 134	16 171 014

•	Note D – Subscribed capital

The capital consists of participating certificates of €1000 each. Each participating certificate represents one vote. All member states of the Council of Europe or other states, upon authorization by the Governing Board, may subscribe to the capital. This subscription is effective upon acceptance of the Articles of Agreement.

In thousand euros

Members	Subscribed capital	Uncalled capital	Called capital

Germany	549 692	489 000	60 692
France	549 692	489 000	60 692
Italy	549 692	489 000	60 692
Spain	358 504	318 922	39 582
Turkey	233 077	207 344	25 733
Netherlands	119 338	106 161	13 177
Belgium	98 634	87 746	10 888
Greece	98 634	87 746	10 888
Portugal	83 538	74 315	9 223
Sweden	83 538	74 315	9 223
Poland	76 988	68 488	8 500
Switzerland	53 824	43 229	10 595
Denmark	53 823	47 879	5 944
Norway	41 889	37 264	4 625
Finland	41 889	37 264	4 625
Bulgaria	37 491	33 352	4 139
Romania	35 963	31 993	3 970
Ireland	28 998	25 797	3 201
Hungary	26 884	23 916	2 968
Czech Republic	25 833	22 981	2 852
Luxembourg	20 849	18 547	2 302
Serbia	15 511	13 799	1 712
Croatia	12 831	11 414	1 417
Cyprus	11 934	10 617	1 317
Slovak Republic	11 380	10 123	1 257
Albania	8 034	7 147	887
Latvia	7 688	6 840	848
Estonia	7 637	6 794	843
“the former Yugoslav Republic of Macedonia”	7 637	6 794	843
Lithuania	7 556	6 722	834
Slovenia	7 380	6 565	815
Iceland	6 089	5 417	672
Malta	6 089	5 417	672
Georgia	5 928	5 274	654
Bosnia and Herzegovina	5 816	5 174	642
Montenegro	3 952	3 516	436
Moldova	3 294	2 930	364
San Marino	2 921	2 478	443
Liechtenstein	2 921	2 374	547
Holy See	82	58	24
Total at 30 June 2009	3 303 450	2 933 712	369 738
Total at 31 December 2008	3 303 450	2 933 712	369 738

•	Note E – Interest margin

Income and expenses are accounted for in accordance with the effective interest rate method (interest, commissions and charges).

Changes in value calculated exclusive of accrued interest on financial instruments are accounted for under “Net gains or losses from financial instruments at fair value through profit or loss”.

Interest income and expenses from fair value hedging derivatives are shown with the income and expenses arising from those items for which they provide the risk coverage.

In thousand euros

	30/06/2009	30/06/2008

Available-for-sale financial assets	40 265	61 006
Hedging derivatives	(6 462)	2 848
Sub-total	33 803	63 854

Loans and advances to credit institutions and to customers

Loans	186 936	286 539
Other loans and advances	20 773	35 984
Hedging derivatives	(28 701)	(3 282)
Sub-total	179 008	319 241

Financial assets held to maturity	44 282	45 150
Sub-total	44 282	45 150

Amounts owed to credit institutions and to customers

Issues	(15)	(8)

Interest-bearing accounts	(3 736)	(3 472)
Sub-total	(3 751)	(3 480)

Debt securities
Debt securities in issue	(374 103)	(324 818)
Hedging derivatives	190 291	(37 187)
Sub-total	(183 812)	(362 005)

Other interest expenses and similar charges	(1 688)	(1 550)
Interest margin	67 842	61 210

ANNEX A

SUMMARY SCHEDULE OF FUNDED DEBT OUTSTANDING AT JUNE 30, 2009

Currency	Issues	Interest %	Maturities	Initial amount in currency of borrowing	Initial amount equivalent in EUR	Amount outstanding equivalent of EUR
				(in millions)	(in millions)	(in millions)
U.S. dollars	43	3.125 - 6.330 or 3M USD-Libor + 42 bps	2010-2022	15,635,00	13,376.1	11,062.0
Australian dollars	20	5.250 - 6.250	2012-2015	2,550.00	1,528,9	1,469.0
Canadian dollars	2	5,25	2012	150.00	109.3	92.2
Swiss francs	4	1.875 - 3.375	2014-2020	775.00	502.0	507.7
EUR	15	0 - 5.070	2011-2035	730.8	730.8	730.8
Pound Sterling	4	3.375 - 6.375	2010-2014	750.00	979.7	880.2
Hong Kong dollars	3	2.35 or 3M HKD- Hibor + 10 - 31 bps	2012-2014	3,200.00	308.0	292.1
Japanese yen	17	0.000 - 4.000	2016-2037	22,150.00	163.3	163.5
New Zealand dollars	4	5.550 - 6.000	2011-2018	675.00	338.1	311.7
Taiwan dollars	8	structured	2010	9,000.00	238.4	194.4
South Africa rand	2	7,05	2009-2010	695.4	95.4	63.9

Total						15,767.3

SCHEDULE OF ANNUAL AMORTIZATION OF FUNDED DEBT OUTSTANDING AT JUNE 30, 2009

(IN MILLIONS OF EUR)

Currency	2009	2010	2011	2012	2013	2014	After 2014	Total
U.S. dollars	-	1,874.9	3,219.2	1,415.0	1,574.2	1,627.3	1,351.4	11,062.0
Australian dollars	-	-	-	950.5	172.8	-	345.6	1,469.0
Canadian dollars	-	-	-	92.2	-	-	-	92.2
Swiss francs	-	-	-	-	-	393.1	114.6	507.7
EUR	-	-	318.0	-	-	-	412.8	730.8
Pound Sterling	-	176.0	-	352.1	-	352.1	-	880.2
Hong Kong dollars	-	-	-	91.3	-	200.8	-	292.1
Japanese yen	-	-	-	-	-	-	163.5	163.5
New Zealand dollars	-	-	173.2	-	-	69.3	69.3	311.7
Taiwan dollars	-	194.4	-	-	-	-	-	194.4
South Africa rand	47.0	16.9	-	-	-	-	-	63.9

Total	47.0	2,262.2	3,710.3	2,901.1	1,747.0	2,642.5	2,457.2	15,767.3

A-1

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of this date.

$

Council of Europe Development Bank

% Notes due 20

A-2

PART II

(Required by items (11), (13) and (14) of Schedule B

of the Securities Act of 1933.)

I.          The issuer hereby agrees to furnish a copy of the opinion of the CEB in respect of the legality of the Notes.

II.        The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	$71,300
Printing expenses	$6,500
Fiscal Agent fees and expenses	$7,500
Legal fees and expenses	$900,000
Auditor’s fees and expenses	$194,000

Total	$1,179,300

UNDERTAKINGS

The registrant hereby undertakes that:

(1)        For purposes of determining any liability under the Security Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)        For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement consists of:

(1)        Facing sheet.

(2)        Part I consisting of the prospectus.

(3)        Part II consisting of pages numbered II-1; and.

(4)        The following exhibits:

A.         Articles of Agreement, adopted on April 16, 1956 and restated in June 1993, as amended.

B.          Third Protocol dated March 6, 1959 to the General Agreement on Privileges and Immunities of the Council of Europe of September 2, 1949.

C.        Opinion of the CEB with respect to the validity of the Notes.

D.        Form of fiscal Agency Agreement, including form of Note.

E.        Form of Underwriting Agreement.

F.        Tax opinion of Sullivan & Cromwell LLP.

G.        Consent of Sullivan & Cromwell LLP.

H.        Consent of PricewaterhouseCoopers Audit.

SIGNATURES

Of the Issuer:

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized in the City of Paris on January 21, 2010.

By:	/s/ Raphaël Alomar
Name:	Raphaël Alomar
Title:	Governor
Council of Europe Development Bank

Of the Duly Authorized Representative in the United States:

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representatives in the United States of the Council of Europe Development Bank, has signed this Registration Statement in the City of Newark, Delaware on January 21, 2010.

By:	/s/ Mr. Donald J. Puglisi
Name:	Mr. Donald J. Puglisi
Title:	Managing Director
Authorized Representative

EXHIBIT INDEX

Exhibits	Description
A.	Articles of Agreement, adopted by Resolution 56 (9) of the Committee of Ministers of the Council of Europe on April 16, 1956 and restated in June 1993, as amended.

B.	Third Protocol dated March 6, 1959 to the General Agreement on Privileges and Immunities of the Council of Europe of September 2, 1949.

C.	Opinion of the CEB with respect to the validity of the Notes.

D.	Form of Fiscal Agency Agreement, including form of Note.

E.	Form of Underwriting Agreement.

F.	Tax opinion of Sullivan & Cromwell LLP.

G.	Consent of Sullivan & Cromwell LLP.

H.	Consent of PricewaterhouseCoopers Audit.